SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People’s Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          A copy of 2018 annual report filed with the Hong Kong Stock Exchange  by China Petroleum & Chemical Corporation  (the “Registrant”);
2.          An announcement regarding 2018 annual results of the Registrant, made by the Registrant on March 22, 2019;
3.          A circular and a notice regarding annual general meeting for the year 2018 of the Registrant, each made by the Registrant on March 24, 2019; and
4.          An announcement regarding Proposed Amendments to the Articles of Association of the Registrant, made by the Registrant on March 22, 2019.

Document 1
CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Address
11	Business Review and Prospects
19	Management’s Discussion and Analysis
31	Significant Events
42	Connected Transactions
45	Corporate Governance
52	Report of the Board of Directors
62	Report of the Board of Supervisors
64	Directors, Supervisors, Senior Management and Employees
80	Principal Wholly-owned and Controlled Subsidiaries
81	Financial Statements
219	Corporate Information
220	Documents for Inspection

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 22 March 2019 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. MR. LI YONG, DIRECTOR, DID NOT ATTEND THE 5TH MEETING OF THE SEVENTH SESSION OF THE BOARD DUE TO OFFICIAL DUITES. MR. LI YONG AUTHORISED MR. LI YUNPENG TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PROPOSED AT THE MEETING. MR. DAI HOULIANG, CHAIRMAN OF THE BOARD, MR. MA YONGSHENG, PRESIDENT, MR. WANG DEHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINACIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE FINANCIAL ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2018.

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2018 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED AT THE 5TH MEETING OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP., THE BOARD PROPOSED A FINAL CASH DIVIDEND OF RMB 0.26 (TAX INCLUSIVE) PER SHARE FOR 2018, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.16 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2018 WILL BE RMB 0.42 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2018.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS:
In this report, unless the context otherwise requires, the following terms shall have the meaning as set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: our controlling shareholder, China Petrochemical Corporation;
Sinopec group: China Petrochemical Corporation and its subsidiaries;
NDRC: China National Development and Reform Commission
RMC: Oil and Natural Gas Reserves Management Committee of the Company;
CSRC: China Securities Regulatory Commission.
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited
Hong Kong Listing Rules: Listing Rules of the Hong Kong Stock Exchange

CONVERSION:
For domestic production of crude oil, 1 tonne = 7.1 barrels;
For overseas production of crude oil: 2018, 1 tonne = 7.21 barrels; 2017, 1 tonne = 7.21 barrels; 2016, 1 tonne = 7.20 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal financial data

	For the year ended 31 December
	2018	2017	Change	2016
Items	RMB million	RMB million	%	RMB million
Operating income	2,891,179	2,360,193	22.5	1,930,911
Operating profit	101,474	86,965	16.7	77,389
Profit before taxation	100,502	86,573	16.1	79,877
Net profit attributable to equity shareholders of the Company	63,089	51,119	23.4	46,416
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	59,630	45,582	30.8	29,713
Net cash flow from operating activities	175,868	190,935	(7.9)	214,543

	For the year of 2018
Items	First Quarter RMB million	Second Quarter RMB million	Third Quarter RMB million	Fourth Quarter RMB million	Total RMB million
Operating income	621,251	679,001	772,718	818,209	2,891,179
Net profit attributable to equity shareholders of the Company	18,770	22,830	18,380	3,109	63,089
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	17,982	21,809	17,359	2,480	59,630
Net cash flow from operating activities	12,052	59,568	66,299	37,949	175,868

	As of 31 December
	2018	2017	Change	2016
Items	RMB million	RMB million	%	RMB million
Total assets	1,592,308	1,595,504	(0.2)	1,498,609
Total liabilities	734,649	741,434	(0.9)	666,084
Total equity attributable to equity shareholders of the Company	718,355	727,244	(1.2)	712,232
Total number of shares (1,000 shares)	121,071,210	121,071,210	—	121,071,210

(2)	Principal financial indicators

	For the year ended 31 December
	2018	2017	Change	2016
Items	RMB	RMB	%	RMB
Basic earnings per share	0.521	0.422	23.4	0.383
Diluted earnings per share	0.521	0.422	23.4	0.383
Basic earnings per share (excluding extraordinary gains and losses)	0.493	0.376	31.1	0.245
Weighted average return on net assets (%)	8.67	7.14	1.53	6.68
			percentage points
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	8.20	6.37	1.83 percentage	4.33
			points
Net cash flow from operating activities per share	1.453	1.577	(7.9)	1.772

	As of 31 December
	2018	2017	Change	2016
Items	RMB	RMB	%	RMB
Net assets attributable to equity shareholders of the Company per share	5.933	6.007	(1.2)	5.883
Liabilities to assets ratio (%)	46.14	46.47	(0.33)	44.45
			percentage points

(3)	Extraordinary items and corresponding amounts

	For the year ended 31 December (Income)/expenses
	2018	2017	2016
Items	RMB million	RMB million	RMB million
Net loss on disposal of non-current assets	742	1,518	1,489
Donations	180	152	133
Government grants	(7,482)	(4,783)	(3,987)
Gain on holding and disposal of various investments	(1,023)	(148)	(518)
Investment income on loss of control and remeasuring interests in pipeline company	—	—	(20,562)
Gain on remeasurement of interests in Shanghai SECCO	—	(3,941)	—
Other non-operating expenses, net	1,613	690	1,367
Net gain of business combination under common control from beginning of the year to the consolidation date	—	—	(86)
Subtotal	(5,970)	(6,512)	(22,164)
Tax effect	2,312	976	5,578
Total	(3,658)	(5,536)	(16,586)
Attributable to: Equity shareholders of the Company	(3,459)	(5,537)	(16,703)
Minority interests	(199)	1	117

(4)	Items measured by fair values

Unit: RMB million

				Influence
Items	Beginning of the year	End of the year	Changes	on the profit of the year
Other equity instruments	1,676	1,450	(226)	515
Derivative financial instruments	(522)	1,584	2,106	191
Cash flow hedging	(1,617)	(7,268)	(5,651)	(9,069)
Financial assets held for trading	51,196	25,732	(25,464)	878
Total	50,733	21,498	(29,235)	(7,485)

(5)	Significant changes of items in the financial statements
The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period:

	As of 31 December		Increase/(decrease)
	2018	2017	Amount	Percentage
Items	RMB million	RMB million	RMB million	(%)	Reasons for change
Financial assets held for trading	25,732	51,196	(25,464)	(49.7)	Decrease of structured deposit
Non-current liabilities due	17,450	26,681	(9,231)	(34.6)	Bond repayment at maturity
within one year
Financial expenses	(1,001)	1,560	(2,561)	(164.2)	Optimisation of capital operation and increase of interest income
Impairment losses	11,605	21,791	(10,186)	(46.7)	Decrease of impairment losses in current year
Non-operating income	2,070	1,317	753	57.2	Relocation compensation entitled by susidiaries
Non-operating expenses	3,042	1,709	1,333	78.0	Retirement of underground oil tanks in service station and other assets
Cash received from disposal	56,546	4,729	51,817	1,095.7	Receipt of the structured deposits at maturity
of investments
Other cash paid relating to	87,696	52,304	35,392	67.7	Receipt of time deposits at maturity
investing activities
Cash paid for acquisition of fixed	(103,014)	(70,948)	(32,066)	45.2	Increase of capital expenditure
assets, intangible assets and
other long-term assets
Cash paid for dividends, profit distribution or interest	(87,483)	(45,763)	(41,720)	91.2	Increase of dividend declared

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB million

	For the year ended 31 December
Items	2018	2017	2016	2015	2014
Turnover and other operating revenues	2,891,179	2,360,193	1,930,911	2,020,375	2,827,566
Operating profit	82,264	71,470	77,193	56,822	73,439
Profit before taxation	99,110	86,697	80,151	56,411	65,818
Profit attributable to shareholders of the Company	61,618	51,244	46,672	32,512	46,639
Basic earnings per share (RMB)	0.509	0.423	0.385	0.269	0.399
Diluted earnings per share (RMB)	0.509	0.423	0.385	0.269	0.399
Return on capital employed (%)	9.25	8.26	7.30	5.23	6.06
Return on net assets (%)	8.59	7.06	6.56	4.81	7.84
Net cash generated from operating activities per share (RMB)	1.453	1.577	1.772	1.371	1.267

Unit: RMB million

	As of 31 December
Items	2018	2017	2016	2015	2014
Non-current assets	1,088,188	1,066,455	1,086,348	1,113,611	1,094,035
Net current liabilities	60,978	50,397	73,282	129,175	242,892
Non-current liabilities	170,675	163,168	181,831	196,275	201,540
Non-controlling interests	139,251	126,770	120,241	111,964	54,348
Total equity attributable to shareholders of the Company	717,284	726,120	710,994	676,197	595,255
Net assets per share (RMB)	5.924	5.997	5.873	5.585	5.033
Adjusted net assets per share (RMB)	5.741	5.868	5.808	5.517	4.969

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER CASs AND IFRS PLEASE REFER TO PAGE 212 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL
There is no change in the number and nature of shares of Sinopec Corp. during the reporting period

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As of 31 December 2018, the total number of shareholders of Sinopec Corp. was 490,808 including 484,996 holders of domestic A shares and 5,812 holders of overseas H shares. As of 28 February 2019, the total number of shareholders of Sinopec Corp. was 464,131. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as of 31 December 2018 are listed as below:

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned Share	68.31	82,709,227,393	(3,083,443,708)	0
HKSCC Nominees Limited2	H Share	20.97	25,390,660,438	10,853,566	Unknown
中國證券金融股份有限公司	A Share	2.16	2,609,312,057	(722,418,086)	0
國新投資有限公司	A Share	1.04	1,253,177,754	1,253,177,754	0
香港中央結算有限公司	A Share	0.84	1,021,782,160	620,799,215	0
北京誠通金控投資有限公司	A Share	0.78	947,604,254	947,604,254	0
招商銀行股份有限公司－博時中證央企結構調整交易型開放式指數證券投資基金3	A Share	0.33	397,446,193	397,446,193	0
中央匯金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬	A Share	0.15	181,957,660	128,785,037	0
中國農業銀行股份有限公司－華夏中證央企結構調整交易型開放式指數證券投資基金3	A Share	0.13	154,958,200	154,958,200	0

Note 1:	As compared with the number of shares held as of 31 December 2017.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, held 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Note 3:	China Petrochemical Corporation subscribed for the shares of 博時中證央企結構調 整交易型開放式指數證券投資基金 and 華夏中證央企結構調整交易型開放式指數證券投資基金 with 600 million A shares of Sinopec Corp. in October 2018.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 31 December 2018

Name of shareholders	Status of shareholders	Number of shares interested	% of Sinopec Corp.’s issued voting shares (H Share)
BlackRock, Inc.	Interest of corporation controlled by the substantial shareholder	2,320,644,807(L) 1,244,000(S)	9.10(L) 0.00(S)
Citigroup Inc.	Person having a security interest in shares	618,800(L)	0.00(L)
	Interest of corporation controlled by the substantial shareholder	152,698,359(L) 101,037,238(S)	0.60(L) 0.40(S)
	Approved lending agent	1,736,184,160(L)	6.80(L)
JPMorgan Chase & Co.	Beneficial owner	478,700,855(L)	1.88(L)
		157,452,151(S)	0.62(S)
	Investment manager	103,077,862(L)	0.40(L)
	Trustee (exclusive of passive trustee)	1,006,400(L)	0.00(L)
	Approved lending agent	956,876,795(L)	3.75(L)
Schroders Plc.	Investment manager	1,516,334,573(L)	5.94(L)

(L):	Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities in reporting period
Not Applicable.

(2)	Existing employee shares
Not Applicable.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorized investment organisation and a state-owned enterprise. The legal representative is Mr. Dai Houliang. Through re-organization in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, and utility services including water and power and social services. On 20 August 2018, China Petrochemical Corporation completed the industrial and commercial registration and changed from enterprise owned by the whole people into limited liability company (solely State-owned company) and changed its Chinese name.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares Held	Shareholding Percentage
Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	10,727,896,364	56.51%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd	912,886,426	15.05%

Note:
China Petrochemical Corporation holds 2,595,786,987 H shares of Sinopec Oilfield Service Corporation (the “SSC”) through Sinopec Century Bright Capital Investment Ltd., a wholly-owned overseas subsidiary of China Petrochemical Corporation, accounting for 13.67% of the total share capital of SSC. Such shareholdings are excluded from the total shares of SSC directly held by China Petrochemical Corporation indicated above.

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S ADDRESS

Dear Shareholders and Friends:

On behalf of the Board of Directors, the management and the entire staff, I would like to express my sincere gratitude to our shareholders and the community for your interest and support.

In the face of complicated international situation, daunting challenges brought by the international oil prices fluctuating in a wide range, increasing demand for refined oil and petrochemical products and fierce market competition, adhering to the general principle of making progress while maintaining stability, following the new development philosophy and requirements for high-quality development, 囦we fully exerted the advantages of the integrated value chain, initiated and implemented the phased goals for year 2020 and through year 2050, made great efforts in optimising operation, expanding market, reducing costs, controlling risks, deepening reforms, reinforcing management, and launching the Talent Empowering Enterprise Scheme. We successfully dealt with various risks and challenges, made progress in many aspects and pushed forward the sustainable development in an all-round way.

Over the past year, the Company’s profitability increased significantly. In accordance with the International Financial Reporting Standards, our turnover and other operating revenues reached RMB 2.89 trillion. Profit attributable to equity shareholders of the Company grew by 20.2% year on year to RMB 61.6 billion, while the year-end liability-to-asset ratio was 46.21%. Taking into account the Company’s profitability, shareholder returns and the future development, the Board of Directors proposed a final dividend of RMB 0.26 per share. Combined with the interim dividend of RMB 0.16 per share, the total dividend for the year is RMB 0.42 per share with a dividend payout ratio of 82.5%.

Over the past year, we constantly improved the Company’s development quality by optimising production and operation, actively expanding markets, accelerating structural adjustment, and further promoting scientific and technological innovations, which strengthened our competitiveness. In upstream, we made great efforts to enhance oil and gas exploration and production and achieved domestic crude oil reserves replacement ratio of 131.7%. Meanwhile, we pushed ahead with the construction of natural gas production, supply, storage and marketing system, rapidly increasing natural gas production and sales volume. In refining, we optimised resources allocation, adjusted product slate to further lower diesel-to-gasoline ratio and successfully accomplished the quality upgrading of GB VI standard. In marketing, we gave full play to the advantages of integrated value chain and distribution network, actively responded to the fierce market competition and achieved continuous growth in both total domestic sales volume and retail scale. Moreover, the non-fuel business maintained rapid growth. In chemicals, we made great efforts in adjusting structure and pushing ahead with the integration of production, marketing, research and application. The share of high value-added products of three principal synthetic materials increased continuously and the total sales volume of chemicals soared. Moreover, a number of key projects supporting our long-term development progressed smoothly, which consolidated the development foundation. Several significant breakthroughs were made in the development of core technologies. Both patents applications and patents granted hit record highs. Meanwhile, we made solid progress in the integration of informatisation and industrialisation by actively advancing the development of smart factories, smart oil and gas fields, and smart service stations as well as e-commerce platforms such as Epec, ChemEmall and EasyJoy.

Over the past year, we consistently enhanced our corporate governance. The Company reelected the Board of Directors and the Board of Supervisors, appointed the senior management, and established the Nomination Committee. Independent directors played a better role. The Company improved the corporate governance structure. The regulation for the participation by the Party Organisation in corporate governance was improved, thus facilitating scientific decision-making. We made long-term development strategy and relevant execution plans and drew the road-map of building the company into a world-class enterprise in the new era. The continuing connected transactions for the next three years have been approved by shareholders, which safeguarded the Company’s stable operation.

Over the past year, we were determined to fulfilling our social responsibilities. Committed to mitigating climate change and keeping our skies blue, our waters clear, and our land pollution-free, we launched the Green Enterprise Campaign so as to vigorously develop clean energy and improve energy efficiency. We stepped up efforts to control greenhouse gas emissions and formulated a three-year plan for pollution prevention and control. Meanwhile, we reinforced our HSSE management system and the accountability system for safe operation and production, enhanced employees’ health and public security management. We achieved fruitful results by reinforcing targeted poverty alleviation, actively participated in various social and charity activities, disaster relief, the work related to the United Nations Global Compact and we were widely acclaimed by society.

Looking ahead, we face both opportunities and challenges. Global politics and economy are facing increasing uncertainties. China will still be in an important period of strategic opportunity for development. Energy production and consumption revolution will be accelerated, domestic oil and gas industrial reform will be further deepened, and demand for energy and petrochemical products will increase. Adhering to the general principle of making progress while maintaining stability and the requirements for high-quality development, we will accelerate the strategic plan of our phased goals for year 2020 through year 2050. Guided by “reform, management, innovation and development”, we stick to the operating principles of “specialised development, market-based operation, international layout and overall coordination”. By expediting the upgrading of traditional business, strengthening extensive business, fostering new business, and building new green advantages, we will fully exert the specialised and integrated advantages and improved product and service quality with an emphasis on high-quality development. Meanwhile, we will make sure that staff develop together with the Company and the Company achieve harmonious development with society, which will help us achieve sustainable development in an all round way.

In 2019, the Company will adhere to the overall strategy of pursuing progress while maintaining stability, fulfill our due responsibilities and make more efforts in implementing our plans so as to lay solid foundation for sustainable development. Meticulous planning will be made to secure stable operation and to boost operational quality and profitability. Besides, we will strive to implement reform and to improve motivation and incentive mechanisms. Foundation will be consolidated, risk control will be strengthened, and operation and management standards will be further enhanced. In addition, we will strongly promote technological innovations to drive our future growth. We advance structural reform by building a solid resource foundation for sustainable development, strengthening the overall competitiveness of the value chain of refining and marketing businesses, and enhancing our capability in high-end production and value creation of chemical business. With an aim to build the Company into a green enterprise with high quality, we will make vigorous efforts in pollution prevention and environmental protection to raise the level of our green development. Moreover, we will explore and capture strategic emerging business opportunities through financial investments, thereby cultivating new growth drivers. The Company’s capital expenditure for 2019 will be RMB 136.3 billion, increasing 15.5% year-on-year.

Great aspiration and strong persistence will create remarkable accomplishments. I believe that with the joint efforts of the Board of Directors, the management and the entire staff, as well as the support from our shareholders and the community. Sinopec Corp. will surely stride ahead and create greater value for shareholders and the community.

Dai Houliang
Chairman

Beijing, China
22 March 2019

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In 2018, the global economic recovery was slow while China maintained an overall stable economic performance with its gross domestic product (GDP) up by 6.6%. International oil prices fluctuated in a wide range. Domestic demand for natural gas grew rapidly. Domestic oil products market saw fierce competition because of oversupply, and demand for chemicals increased steadily. Meanwhile, China’s environmental regulations became more stringent. The Company actively coped with market changes by focusing on reform, management, innovation and development. We coordinated all aspects of our work by pressing ahead measures for optimised operation, market expansion, cost reduction, risk control, reform promotion, and management enforcement, which helped the company achieve solid operating results.

1	MARKET REVIEW

(1)	Crude Oil & Natural Gas Market
In 2018, international crude oil prices fluctuated upward in the first three quarters, but slided rapidly in the fourth quarter. The spot price of Platt’s Brent for the year averaged USD 71.03 per barrel, up by 31.1%. Along with the changes in China’s energy mix, domestic demand for natural gas remained strong. Domestic apparent consumption of natural gas reached 280.3 billion cubic meters, up by 18.1% year on year.

(2)	Refined Oil Products Market
In 2018, domestic demand for refined oil products maintained its growth while market supply was in surplus, which led to intense competition. According to statistics released by the NDRC, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 325 million tonnes, up by 6.0% from the previous year, with gasoline up by 7.8%, kerosene up by 8.4% and diesel up by 4.1%. Prices for domestic refined oil products were adjusted timely with the international oil prices. There were 24 price adjustments throughout the year with 13 increases and 11 decreases.

(3)	Chemical Products Market
Domestic demand for chemicals kept strong momentum in 2018. Based on our statistics, domestic consumption of ethylene equivalent was up by 9.2% from the previous year, and the apparent consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 7.7%, 7.6% and 0.6%, respectively. Domestic chemical product prices followed the same trend with international chemical product prices.

2	PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production
In 2018, we pressed ahead with high-efficiency exploration and profit-oriented development. Measures were taken to accelerate the formation of an integrated value chain of natural gas business including production, supply, storage and marketing and continuously reduce cost and expenditure on all fronts. Tangible results were achieved in maintaining oil production, increasing gas output and reducing cost. We reinforced preliminary exploration in new areas and strengthened integrated detailed evaluation in mature fields, which led to new discoveries in Tarim, Yin’e and Sichuan basins. The Company’s newly added proved reserves in China reached 458.2 million barrels of oil equivalent, with crude oil reserve replacement ratio at 131.7%. In crude oil development, we made a full-fledged push to build profitable production capacity, deepen the structural adjustment of mature fields, reduce natural decline rate and ensure steady production. In natural gas development, we constantly pushed forward capacity building in Hangjinqi of Neimongol, the eastern slope of west Sichuan Depression and Weirong shale gas fields. We optimised production and distribution and promoted a coordinated growth along the value chain. The Company’s production of oil and gas reached 451.46 million barrels of oil equivalent, with domestic crude production registering 248.93 million barrels and natural gas production totaling 977.32 billion cubic feet, up by 7.1%.

Summary of Operations for the Exploration and Production Segment

	2018	2017	2016	Change from 2017 to 2018(%)
Oil and gas production (mmboe)	451.46	448.79	431.29	0.6
Crude oil production (mmbbls)	288.51	293.66	303.51	(1.8)
China	248.93	248.88	253.15	0.02
Overseas	39.58	44.78	50.36	(11.6)
Natural gas production (bcf)	977.32	912.50	766.12	7.1

Summary of Reserves of Crude Oil and Natural Gas

	Crude oil reserves (mmbbls)
Items	31 December 18	31 December 17
Proved reserves	1,666	1,599
Proved developed reserves	1,533	1,429
China	1,244	1,124
Consolidated subsidiaries	1,244	1,124
Shengli	910	811
Others	334	313
Overseas	289	305
Consolidated subsidiaries	27	32
Equity accounted entities	261	273
Proved undeveloped reserves	134	170
China	96	137
Consolidated subsidiaries	96	137
Shengli	16	49
Others	80	88
Overseas	38	33
Consolidated subsidiaries	0	0
Equity accounted entities	38	33

	Natural gas reserves (bcf)
Items	31 December 18	31 December 17
Proved reserves	6,807	6,997
Proved developed reserves	5,835	6,012
China	5,822	6,000
Consolidated subsidiaries	5,822	6,000
Puguang	1,904	2,127
Fuling	1,149	1,121
Others	2,769	2,752
Overseas	13	12
Consolidated subsidiaries	0	0
Equity accounted entities	13	12
Proved undeveloped reserves	972	985
China	972	985
Consolidated subsidiaries	972	985
Fuling	195	187
Others	777	798

Exploration and Production Activities

	Wells drilled (as of 31 December)
	2018				2017
	Exploratory		Development		Exploratory		Development
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	286	131	1,941	6	266	149	1,442	9
Consolidated subsidiaries	286	131	1,941	6	266	149	1,442	9
Shengli	149	71	1,201	5	151	71	845	1
Others	137	60	740	1	115	78	597	8
Overseas	0	0	70	0	2	1	119	0
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	0	0	70	0	2	1	119	0
Total	286	131	2,011	6	268	150	1,561	9

	Wells drilling (as of 31 December)
	2018				2017
	Gross		Net		Gross		Net
	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	69	277	69	277	62	147	62	147
Consolidated subsidiaries	69	277	69	277	62	147	62	147
Shengli	25	72	25	72	19	0	19	0
Others	44	205	44	205	43	147	43	147
Overseas	0	10	0	10	0	5	0	5
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	0	10	0	10	0	5	0	5
Total	69	287	69	287	62	152	62	152

	Oil productive wells (as of 31 December)
	2018		2017
	Gross	Net	Gross	Net
China	51,030	51,030	50,121	50,121
Consolidated subsidiaries	51,030	51,030	50,121	50,121
Shengli	32,805	32,805	32,105	32,105
Others	18,225	18,225	18,016	18,016
Overseas	7,293	3,939	7,350	3,968
Consolidated subsidiaries	28	14	28	14
Equity accounted entities	7,265	3,925	7,322	3,954
Total	58,323	54,969	57,471	54,089

	Natural gas productive wells (as of 31 December)
	2018		2017
Region	Gross	Net	Gross	Net
China	5,068	5,028	4,800	4,762
Consolidated subsidiaries	5,068	5,028	4,800	4,762
Puguang	58	58	57	57
Fuling	368	368	266	266
Others	4,642	4,602	4,477	4,439
Total	5,068	5,028	4,800	4,762

Unit: Square kilometers

	Area under license (as of 31 December)
	2018	2017
Acreage with exploration licenses	525,269	621,529
China	525,269	621,529
Acreage with development licenses	36,748	36,604
China	31,643	31,498
Overseas	5,106	5,106

(2)	Refining
In 2018, with market-oriented approach, we optimised product mix to produce more gasoline, jet fuel and chemical feedstock, production of high value-added products further increased, and diesel-to-gasoline ratio declined to 1.06. We proactively promoted structural adjustment and quality upgrading projects, the GB VI standard upgrading is completed successfully. We moderately increased the export of oil products to keep a relatively high utilisation rate. Optimisation of resources allocation were carried out to reduce crude oil cost. In 2018, the Company processed 244 million tonnes of crude oil, up by 2.3% and produced 155 million tonnes of refined oil products, up by 2.7%, with gasoline up by 7.2% and kerosene up by 7.6% year on year.

Summary of Operations for the Refining Segment
Unit: million tonnes

				Change from
	2018	2017	2016	2017 to 2018 (%)
Refinery throughput	244.01	238.50	235.53	2.3
Gasoline, diesel and kerosene production	154.79	150.67	149.17	2.7
Gasoline	61.16	57.03	56.36	7.2
Diesel	64.72	66.76	67.34	(3.1)
Kerosene	28.91	26.88	25.47	7.6
Light chemical feedstock production	38.52	38.60	38.54	(0.2)
Light product yield (%)	76.00	75.85	76.33	0.15 percentage points
Refinery yield (%)	94.93	94.88	94.70	0.05 percentage points

Note: Includes 100% of the production from domestic joint ventures.

(3)	Marketing and Distribution
In 2018, confronted with fierce market competition, the Company aimed to achieve a balance between sales volume and profits. We brought our advantages of integrated business and distribution network into full play, and increased marketing efforts, thus, achieved sustained growth in both total domestic sales volume and retail scale. We adopted a flexible and targeted marketing strategy and upgraded our distribution network to further strengthen our existing advantages. We proactively promoted vehicle natural gas business and accelerated the construction and operation of CNG stations. Total sales volume of refined oil products for the year was 198 million tonnes, of which domestic sales volume accounted for 180 million tonnes. Meanwhile, we strengthened development and marketing of self-owned brands to speed up the growth of non-fuel business.

Summary of Operations for the Marketing and Distribution Segment

	2018	2017	2016	Change from 2017 to 2018 (%)
Total sales volume of oil products (million tonnes)	198.32	198.75	194.84	(0.2)
Total domestic sales volume of oil products (million tonnes)	180.24	177.76	172.70	1.4
Retail sales (million tonnes)	121.64	121.56	120.14	0.1
Direct sales and distribution (million tonnes).	58.61	56.20	52.56	4.3
Annual average throughput per station (tonne/station)	3,979	3,969	3,926	0.3

	31 December2018	31 December2017	31 December2016	Change from the end of the previous year to the end of the reporting period(%)
Total number of service stations under the Sinopec brand	30,661	30,633	30,603	0.1
Number of company-operated stations	30,655	30,627	30,597	0.1

(4)	Chemicals
In 2018, the Company sticked to the development philosophy of “basic plus high-end” to enhance effective supply. We persistently fine-tuned chemical feedstock mix to lower cost. We optimised products slate and increased high-end products output. The ratio of new and specialty products in synthetic resin reached 64.3%, the ratio of high-value-added products in synthetic rubber amounted to 26.3%, and our differential ratio of synthetic fibre reached 90.4%. By optimising utilisation rate and production plan based on market demand, we improved the operation of chemical units. To reinforce the capacity structural adjustment, we actively promoted several key projects. Annual ethylene production was 11.51 million tonnes. The Company also intensified its efforts to enhance the efficiency of the integration among production, marketing, R&D, and application as well as promoted targeted marketing and servicing to further expand our business, with total chemical sales volume increased by 10.3% to 86.6 million tonnes, hitting a record high.

Summary of Operations for the Chemicals Segment
Unit: thousand tonnes

				Change from
	2018	2017	2016	2017 to 2018 (%)
Ethylene	11,512	11,610	11,059	(0.8)
Synthetic resin	15,923	15,938	15,201	(0.1)
Synthetic rubber	896	848	857	5.7
Synthetic fiber monomer and polymer	9,343	9,439	9,275	(1.0)
Synthetic fiber	1,218	1,220	1,242	(0.2)

Note: Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2018, with the emphasis on reinforcing innovation-driven strategy, the Company accomplished notable results in R&D, deepened reform of R&D mechanism and pushed ahead with efforts in key and frontier technologies. In upstream segment, further advancement in evaluation technology of buried hill bedrock and deep carbonate reservoir and fracturing technology of deep shale gas field brought the breakthroughs in the exploration of Guaizihu Depression in Yin’e Basin and new series of strata in Maokou Formation in Yuanba area as well as the discovery of Weirong deep shale gas field. The pilot test of 185℃ high temperature measurement while drilling was successfully conducted in the ultra-deep well in Shunbei. In refining, we realised the industrialisation of technologies including new sulfuric acid alkylation and hydro-isomerisation dewaxing for producing high grade base oil. In chemicals, the industrial demonstration unit of HPPO achieved stable operation and new products like PE film turned into commercial production. In addition, SOR, the framework type code of a novel structured zeolite synthesized by us, has been approved by the Structure Commission of International Zeolite Association, making us the first Chinese company to achieve a breakthrough in this area. In 2018, the Company had 6,074 patent applications at home and abroad, among which 4,434 were granted. The Company also won one second prize of National Technology Invention and three second prizes of National Sci-tech Progress, four silver and four excellent prizes of National Patent Awards.

(6)	Health, Safety, Security and Environment
In 2018, the Company constantly promoted the HSSE management. We implemented the concept of “Comprehensive Health” by integrating the management of occupational, physical and mental health of our employees. The Company took stringent measures to control risks and supervise the safety and operations of contractors. We also strengthened safety measures at all levels, removing potential hazards and enhancing our emergency response capability, all acheived sound and reliable production and operation. Public security management capability was strengthened with improvement in risk evaluation, monitoring and early warning and emergency response mechanism. The green and low-carbon growth strategy was further carried out by promoting clean energy and green development, such as steadily pushing forward our Green Enterprise Campaign and Efficiency Doubling Plan. We accomplished all emission reduction targets by pursuing clean production and preventing pollutions. For more detailed information, please refer to “Communication on Progress for Sustainable Development 2018 of Sinopec Crop”.

(7)	Capital Expenditures
In 2018, focusing on quality and profitability of investment, the Company continuously optimised its capital projects, with total capital expenditures of RMB 118 billion. Capital expenditure for the exploration and production segment was RMB 42.2 billion, mainly for Fuling and Weirong shale gas development projects, Hangjinqi natural gas development project, Shengli and Northwest crude oil development projects, phase I of Xinjiang gas pipeline, phase I of Erdos-Anping-Cangzhou gas pipeline, Wen 23 and Jintan gas storages, as well as overseas projects. Capital expenditure for the refining segment was RMB 27.9 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Luoyang refineries, the gasoline and diesel GB VI quality upgrading projects and the construction of Rizhao-Puyang-Luoyang crude pipeline. Capital expenditure for the marketing and distribution segment was RMB 21.4 billion, mainly for construction of oil products depots, pipelines, service stations, non-fuel business and the renovation of underground oil tanks to remove potential safety hazards. Capital expenditure for the chemicals segment was RMB 19.6 billion, mainly for ethylene projects in Zhongke, Zhenhai and Gulei, Phase II of Hainan high-efficiency and environmentally-friendly aromatics project, Sinopec-SABIC Polycarbonate project and Zhongan coal chemical project. Capital expenditure for corporate and others was RMB 6.9 billion, mainly for setting up the joint-venture of Sinopec Capital Company with Sinopec Group, R&D facilities and information technology projects.

BUSINESS PROSPECTS

(1)	Market Outlook
Looking ahead to 2019, the international economy is expected to show a slower growth rate in the midst of a complex and uncertain global political and economic environment. Meanwhile, continued growth of China’s economy will further drive up domestic demand for high-end refined oil products and petrochemicals. As the adjustment of China’s energy mix deepens, demand for natural gas will continue to grow at a rapid pace. Considering uncertainties of supply capacity of major oil producing countries, global oil demand and geopolitical issues, etc., the international oil price is expected to fluctuate within a wide range.

(2)	Operations
In 2019, adhering to the general principle of seeking progress while maintaining stability, the new development philosophy and the operating guidelines of “specialised development, market-based operation, internationalisation and overall coordination”. The following activities will be prioritized during the year.

Exploration and Production, by fully implementing the action plan of redoubling efforts in oil and gas exploration and production, we will advance high-efficiency exploration, continuously increase proved reserves and expand resource base. In crude oil development, more efforts will be made in promoting the capacity building of the Tahe Oilfield, making technological breakthrough for undeveloped oil-bearing reservoirs, improving refined reservoir characterization of mature fields in order to increase reserve development rate and recovery rate. In natural gas development, we will accelerate the capacity construction of key projects, optimise the system of natural gas production, supply, storage and marketing as well as the market layout so as to foster coordinated development of the whole business value chain. In 2019, we plan to produce 288 million barrels of crude oil, among which overseas production will be 39 million barrels, and 1,019.1 billion cubic feet of natural gas.

Refining, with integrated planning, we will optimise crude oil allocation, reinforce inventory management, and push forward the high-efficiency operation of the refining value chain. Maintenance will be arranged according to market changes so as to achieve maximum overall profit. We will further optimise product mix by lowering diesel-to-gasoline ratio and increasing the production of gasoline, jet fuel and light chemical feedstock. The quality upgrading plan for new spec marine fuel oil will be implemented to raise capacity utilisation ratio. Marketing mechanisms will be improved to push up the total trading volume of other refined oil products. In 2019, we plan to process 246 million tonnes of crude oil and produce 157 million tonnes of refined oil products.

Marketing and Distribution, insisting the marketing strategy of balancing profits and sales volume, we will continue to optimise resources allocation, expand market, and increase operation profit. We will carry out targeted and differential marketing with customers at its core so as to constantly improve service quality. The marketing and distribution network will be further improved to amplify the existing advantages. We will accelerate the construction and operation of natural gas stations and expand natural gas market for automobiles. Substantial progress will be made in hydrogen refueling stations and charging and battery swap stations. We will explore the new business mode of “Internet + service stations + convenience stores + comprehensive services” to advance the development and marketing of self-owned brands and to advance the growth of non-fuel business. In 2019, we plan to sell 182 million tonnes of refined oil products in the domestic market.

Chemicals, we will further adjust feedstock mix, product slate and facilities structure to constantly strengthen competitiveness. The continuous feedstock mix optimisation will diversify feedstock procurement channels and reduce costs. More efforts will be made in adjusting product slate and coordinating production, marketing, research and application to raise the proportion of high-end products. We will enhance the dynamic optimisation of facilities and product chain, and improve the utilisation and production scheduling based on market demand. We will strengthen market analysis to actively expand market, thus increasing market shares. Meanwhile, advantages cultivation and production capacity building will be accelerated to produce high-end products and create more value. In 2019, we plan to produce 12.12 million tonnes of ethylene.

Research and Development, we will continue to fully implement the innovation-driven development strategy, deepen the reform of scientific and technological systems, accelerate key technological breakthroughs, push ahead with frontier research on leading technologies, and step up the commercial application of technological achievement so as to strive for sustainable development in an all-round way. With the emphasis on constantly advancing oil and gas exploration and production technologies, we will focus on achieving breakthroughs in oil and gas exploration and production and resource evaluation technologies. In refining, more efforts will be made in making progress in refined oil product quality upgrading technologies, enhancing the technology development of self-owned refined oil product, and reinforcing the research on refinery total process optimisation technology. In chemicals, we will continue to improve the technological system for chemical products and strengthen development of high-value-added new materials. Technological breakthrough in safety and environmental protection will be stepped up. At the same time, prospective and basic research will be carried out on such leading and new areas including new energy, new materials, artificial intelligence and low-carbon so as to boost innovation.

Capital Expenditures, in 2019, we will further focus on investment quality and profitability through constantly optimising capital projects. Capital expenditures for the year are budgeted at RMB 136.3 billion. Of which RMB 59.6 billion will be invested in exploration and production with focuses on the production capacity building of Shengli Oilfield, Northwest Oilfield, Leikou Slope in western Sichuan, Fuling Shale Gas Filed and Weirong Shale Gas Field, and the construction of natural gas pipelines and storage facilities as well as overseas oil and gas projects. The capital expenditure for refining will amount to RMB 27.9 billion which will be spent on the construction of Zhongke and Zhenhai Projects, and the refining structural adjustment projects of Tianjin, Maoming, Luoyang, Wuhan, Beihai and Yangzi. RMB 21.8 billion are budgeted for marketing and distribution with emphases on the construction of depots and storage facilities for refined oil products, pipelines and service stations, non-fuel business development, as well as renovation of underground oil storage tanks. The share for chemicals will be RMB 23.3 billion which will be used on Zhongke, Zhenhai, Gulei, Hainan and Wuhan, coal chemical projects of Bijie and Zhongan, and comprehensive resource utilisation and structural adjustment projects of Yangzi and SSTPC. The capital expenditure for corporate and others will reach RMB 3.7 billion, mainly for R&D facilities and information technology projects.

In 2019, adhering to the concept of innovative, coordinated, green, open and share development, we will continue to consolidate development foundation, focus on long term strategies and push forward high-quality development in an all-round way to achieve sound results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In 2018, the Company’s turnover and other operating revenues was RMB 2,891.2 billion, increased by 22.5% compared with that of 2017. The operating profit was RMB 82.3 billion, representing a year on year increase of 15.1%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2018	2017	Change (%)
	RMB million	RMB million
Turnover and other operating revenues	2,891,179	2,360,193	22.5
Turnover	2,825,613	2,300,470	22.8
Other operating revenues	65,566	59,723	9.8
Operating expenses	(2,808,915)	(2,288,723)	22.7
Purchased crude oil, product and operating supplies and expenses	(2,292,983)	(1,770,651)	29.5
Selling, general and administrative expenses	(65,642)	(64,973)	1.0
Depreciation, depletion and amortisation	(109,967)	(115,310)	(4.6)
Exploration expenses, including dry holes	(10,744)	(11,089)	(3.1)
Personnel expenses	(77,721)	(74,854)	3.8
Taxes other than income tax	(246,498)	(235,292)	4.8
Other operating expense, net	(5,360)	(16,554)	(67.6)
Operating profit	82,264	71,470	15.1
Net finance costs	1,001	(1,560)	(164.2)
Investment income and share of profits less losses from associates and joint ventures	15,845	16,787	(5.6)
Profit before taxation	99,110	86,697	14.3
Income tax expense	(20,213)	(16,279)	24.2
Profit for the year	78,897	70,418	12.0
Attributable to:
Shareholders of the Company	61,618	51,244	20.2
Non-controlling interests	17,279	19,174	(9.9)

(1)	Turnover and other operating revenues
In 2018, the Company’s turnover was RMB 2,825.6 billion, representing an increase of 22.8% over 2017. This was mainly attributed to the prices increase of major products. Meanwhile, sales volume also increased as a result of the Company’s efforts in bringing our advantages in distribution network into full play, constantly promoting targeted marketing, optimising allocation of internal and external resources and reinforcing market expansion.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2018 and 2017:

				Average realised price
	Sales volume (thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2018	2017	Change (%)	2018	2017	Change (%)
Crude oil	6,595	6,567	0.4	3,100	2,390	29.7
Natural gas (million cubic meters)	24,197	22,529	7.4	1,400	1,290	8.5
Gasoline	88,057	83,933	4.9	7,870	6,941	13.4
Diesel	84,630	88,848	(4.7)	5,996	5,038	19.0
Kerosene	25,787	25,557	0.9	4,562	3,531	29.2
Basic chemical feedstock	40,520	35,964	12.7	5,488	4,855	13.0
Monomer and polymer for synthetic fibre	11,127	10,267	8.4	6,971	6,038	15.5
Synthetic resin	14,433	13,199	9.3	8,634	8,155	5.9
Synthetic fibre	1,314	1,304	0.8	9,712	8,556	13.5
Synthetic rubber	1,114	1,128	(1.2)	10,619	11,913	(10.9)
Chemical fertiliser	794	698	13.8	2,096	2,010	4.3

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2018, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 93.5 billion, an increase of 35.2% over 2017. The change was mainly due to the company seized opportunities of the prices increase in crude oil and natural gas to maintain steady crude oil production and rapidly expanded production of natural gas.

In 2018, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,557.9 billion (accounting for 53.9% of the Company’s turnover and other operating revenues), representing an increase of 17.6% over 2017, mainly due to the increase in petroleum products’ prices, as well as the Company actively coped with market challenge caused by resources oversupply, optimised production and operation with the market-oriented approach and maintained high utilisation rate. The sales revenue of gasoline, diesel and kerosene was RMB 1,318.1 billion, representing an increase of 17.6% over 2017, and accounting for 84.6% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 239.8 billion, representing an increase of 17.6% compared with 2017, accounting for 15.4% of the total sales revenue of petroleum products.

Chemical products sold by Chemicals Segment achieved external sales revenue of RMB 457.4 billion, representing an increase of 22.4% over 2017, accounting for 15.8% of the Company’s total turnover and other operating revenues. This was mainly due to the increase in price and sales volume of chemical products, which resulting from the

Company seized good market opportunities and strengthened the coordination between production and marketing to positively expand market share and trading scale.

(2)	Operating expenses
In 2018, the Company’s operating expenses was RMB 2,808.9 billion, increased by 22.7% compared with 2017. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses was RMB 2,293.0 billion, representing an increase of 29.5% over the same period of 2017, accounting for 81.6% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 701.3 billion, representing an increase of 41.1% over the same period of 2017. Throughput of crude oil purchased externally in 2018 was 227.19 million tonnes (excluding the volume processed for third parties), representing an increase of 7.7% over the same period of 2017. The average cost of crude oil purchased externally was RMB 3,452 per tonne, representing an increase by 30.0% over 2017.

The Company’s purchasing expenses of refined oil products was RMB 355.5 billion, representing an increase of 18.3% over the same period of 2017. This was mainly due to the increase in prices of externally purchased refined oil products, which were in line with the increase in prices of crude oil.

The Company’s purchasing expense related to trading activities was RMB 655.4 billion, representing an increase of 30.1% over the same period of 2017. This was mainly due to the increase in prices of externally purchased crude oil and refined oil products in the trading business.

The Company’s other purchasing expenses was RMB 580.7 billion, representing an increase of 23.8% over the same period of 2017. This was mainly due to the increase in prices of externally purchased oil related products in line with the increase in prices of crude oil.

Selling, general and administrative expenses was RMB 65.6 billion, representing an increase of 1.0% over 2017 as a result of the increase in R&D expenses.

Depreciation, depletion and amortisation was RMB 110.0 billion, representing a decrease of 4.6% compared with 2017. That was mainly due to the Company reinforced efficient exploration, enhanced profit-oriented production of refined reservoir with an emphasis on increasing proved reserves of crude oil and natural gas. Meanwhile, its depreciation and depletion decreased as a result of the Company’s proved reserves increased in line with the increase in crude oil price.

Exploration expenses was RMB 10.7 billion, representing a decrease of 3.1% year on year. That was mainly due to the Company constantly reinforced the management of exploration investment, improved exploration success rate.

Personnel expenses was RMB 77.7 billion, representing an increase of 3.8% over 2017.

Taxes other than income tax was RMB 246.5 billion, representing an increase of 4.8% compared with 2017. That was mainly because of increased consumption tax as a result of the increase in the sales volume of refined oil products, as well as resource tax and special oil income levy increased resulting from increase in crude oil price.

Other operating expense, net was RMB 5.4 billion, decreased 67.6% over the same period of 2017. That was mainly due to the decrease in impairment during the year.

(3)
Operating profit was RMB 82.3 billion, representing an increase of 15.1% compared with 2017. Loss from upstream business greatly reduced and downstream business achieved good profit under the fierce market competition, as the Company persistently centralised on value-oriented operation, focused on improving asset quality, increasing asset efficiency, and upgrading asset structure.

(4)	Profit before taxation was RMB 99.1 billion, representing an increase of 14.3% compared with 2017.

(5)	Income tax expense was RMB 20.2 billion, representing an increase of 24.2% year on year, mainly due to the increase in profit and the decrease in exempt investment income.

(6)	Profit attributable to non-controlling interests was RMB 17.3 billion, representing an increase of RMB 1.9 billion compared with 2017.

(7)	Profit attributable to shareholders of the Company was RMB 61.6 billion, representing an increase of 20.2% year on year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues Year ended 31 December		As a percentage of consolidated operating revenue before elimination of inter-segment sales Year ended 31 December		As a percentage of consolidated operating revenue after elimination of inter-segment sales Year ended 31 December
	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	104,237	79,701	2.2	2.1	3.6	3.4
Inter-segment sales	95,954	77,804	2.0	2.0
Operating revenues	200,191	157,505	4.2	4.1
Refining Segment
External sales*	154,319	137,582	3.2	3.6	5.3	5.8
Inter-segment sales	1,109,088	874,271	22.9	23.0
Operating revenues	1,263,407	1,011,853	26.1	26.6
Marketing and Distribution Segment
External sales*	1,441,413	1,220,235	29.9	32.1	49.9	51.7
Inter-segment sales	5,224	3,962	0.1	0.1
Operating revenues	1,446,637	1,224,197	30.0	32.2
Chemicals Segment
External sales*	472,898	388,128	9.8	10.2	16.4	16.5
Inter-segment sales	73,835	49,615	1.5	1.3
Operating revenues	546,733	437,743	11.3	11.5
Corporate and Others
External sales*	718,312	534,547	14.9	14.0	24.8	22.6
Inter-segment sales	650,271	440,303	13.5	11.6
Operating revenues	1,368,583	974,850	28.4	25.6
Operating revenue before elimination of inter-segment sales	4,825,551	3,806,148	100.0	100.0
Elimination of inter-segment sales	(1,934,372)	(1,445,955)
Turnover and other operating revenues	2,891,179	2,360,193			100.0	100.0

*:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2018 compared to 2017.

	Year ended 31 December
	2018	2017	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	200,191	157,505	27.1
Operating expenses	210,298	203,449	3.4
Operating loss	(10,107)	(45,944)	—
Refining Segment
Operating revenues	1,263,407	1,011,853	24.9
Operating expenses	1,208,580	946,846	27.6
Operating profit	54,827	65,007	(15.7)
Marketing and Distribution Segment
Operating revenues	1,446,637	1,224,197	18.2
Operating expenses	1,423,173	1,192,628	19.3
Operating profit	23,464	31,569	(25.7)
Chemicals Segment
Operating revenues	546,733	437,743	24.9
Operating expenses	519,726	410,766	26.5
Operating profit	27,007	26,977	0.1
Corporate and Others
Operating revenues	1,368,583	974,850	40.4
Operating expenses	1,377,876	979,334	40.7
Operating loss	(9,293)	(4,484)	—
Elimination of inter-segment (loss)/profit	(3,634)	(1,655)	—

(1)	Exploration and Production Segment
Most crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical production. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2018, the operating revenues of this segment was RMB 200.2 billion, representing an increase of 27.1% over 2017. This was mainly attributed to the rise of realised price of crude oil and natural gas as well as the expansion of natural gas and LNG business.

In 2018, the segment sold 34.79 million tonnes of crude oil, representing a decrease of 1.5% over 2017. Natural gas sales volume was 26.25 billion cubic meters (bcm), representing an increase of 7.2% over 2017. Regasified LNG sales volume was 8.33 bcm, representing an increase of 72.9% over 2017. LNG sales volume was 2.856 million tonnes, representing an increase of 25.1% over 2017. Average realised prices of crude oil, natural gas, Regasified LNG, and LNG were RMB 3,046 per tonne, RMB 1,410 per thousand cubic meters, RMB 1,934 per thousand cubic meters, and RMB 3,779 per tonne, representing increase of 30.1%, 8.8%, 11.0%, and 23.7% respectively over 2017.

In 2018, the operating expenses of this segment was RMB 210.3 billion, representing an increase of 3.4% over 2017. That was mainly due to the following:

●	Resource Tax and special oil income levy increased by RMB 2.8 billion year on year, as a result of increase in crude oil prices;

●	Personnel expenses increased by RMB 2.4 billion year on year;

●	Procurement cost increased by RMB 16.2 billion year on year, as a result of expansion of LNG business and increase in LNG price;

●	Depreciation, depletion and amortisation decreased by RMB 6.5 billion year on year;

●	Impairment losses on long-lived assets decreased by RMB 9.3 billion year on year;

In 2018, the oil and gas lifting cost was RMB 796 per tonne, representing a year on year increase of 1.0%.

In 2018, the operating loss of the exploration and production segment was RMB 10.1 billion, representing a declined loss by RMB 35.8 billion as compared with 2017. By capturing the recovery of crude oil price, the segment reinforced efficient exploration, enhanced profitable production of refined reservoir, promoted stable production of crude oil, and rapidly expanded production of natural gas. By deducting the impairment losses on long-lived assets, the operating loss was RMB 5.8 billion.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold externally to both domestic and overseas customers.

In 2018, the operating revenues of this segment was RMB 1,263.4 billion, representing an increase of 24.9% over 2017. This was mainly attributed to the increase in products prices, as well as the Company’s efforts in expanding the refinery throughput and increasing the sales volumes.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2018 and 2017.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2018	2017	Change (%)	2018	2017	Change (%)
Gasoline	59,746	54,273	10.1	7,386	6,538	13.0
Diesel	62,676	60,680	3.3	5,766	4,962	16.2
Kerosene	22,418	17,080	31.3	4,515	3,527	28.0
Chemical feedstock	38,524	36,951	4.3	3,910	3,204	22.0
Other refined petroleum products	61,439	58,801	4.5	3,312	2,929	13.1

In 2018, sales revenues of gasoline was RMB 441.3 billion, representing an increase of 24.4% over 2017.

The sales revenues of diesel was RMB 361.4 billion, representing an increase of 20.0% over 2017.

The sales revenues of kerosene was RMB 101.2 billion, representing an increase of 68.0% over 2017.

The sales revenues of chemical feedstock was RMB 150.6 billion, representing an increase of 27.2% over 2017.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 203.5 billion, representing an increase of 18.2% over 2017.

In 2018, the segment’s operating expenses was RMB 1,208.6 billion, representing an increase of 27.6% over 2017. This was mainly attributed to the increase in refinery throughput and procurement cost of crude oil.

In 2018, the average processing cost for crude oil was RMB 3,548 per tonne, representing an increase of 27.9% over 2017. Total crude oil processed was 248.29 million tonnes (excluding volume processed for third parties), representing an increase of 7.8% over 2017. The total cost of crude oil processed was RMB 880.8 billion, representing an increase of 37.9% over 2017.

In 2018, refining gross margin was RMB 461 per tonne, representing a reduction of RMB 49 per tonne compared with 2017. This is mainly due to the increased procurement cost of crude oil, as well as the narrowed gross margin of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock.

In 2018, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 180.2 per tonne, an increase of RMB 5.1 per tonne over 2017, mainly because of increased operating expenses resulted from quality upgrading of refined oil products as well as product mix optimisation.

In 2018, the operating profit of the segment totaled RMB 54.8 billion, representing a decline of RMB 10.2 billion compared with 2017.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2018, the operating revenues of this segment was RMB 1,446.6 billion, representing an increase of 18.2% over 2017, of which: the sales revenues of gasoline totaled RMB 693.1 billion, representing an increase of 18.9% compared with 2017; the sales revenues of diesel was RMB 509.0 billion, representing an increase of 13.3% over 2017, and the sales revenues of kerosene was RMB 117.6 billion, representing an increase of 30.4% over 2017.

The following table sets forth the sales volumes, average realised prices, and the respective percentage changes of the segment’s four major refined oil products in 2018 and 2017, including breakdown in retail, direct sales and wholesale of gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2018	2017	Change (%)	2018	2017	Change (%)
Gasoline	88,076	83,980	4.9	7,870	6,941	13.4
Retail	66,855	66,364	0.7	8,296	7,346	12.9
Direct sales and wholesale	21,221	17,616	20.5	6,524	5,412	20.6
Diesel	84,865	89,146	(4.8)	5,998	5,039	19.0
Retail	43,327	44,736	(3.1)	6,435	5,588	15.2
Direct sales and wholesale	41,537	44,410	(6.5)	5,541	4,486	23.5
Kerosene	25,787	25,555	0.9	4,562	3,531	29.2
Fuel	23,372	23,299	0.3	2,974	2,251	32.1

In 2018, the operating expenses of the segment was RMB 1,423.2 billion, representing an increase of RMB 230.5 billion or 19.3% as compared with that of 2017. This was mainly due to the increase in refined oil products procurement price.

In 2018, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 207 per tonne, representing an increase of 4.2% compared with that of 2017.

In 2018, the segment actively coped with the fierce market competition by taking advantages of integrated business and distribution network into full play, reinforcing the coordination of internal and external resources, constantly intensifying the market strategy of balancing profits and sales volume, and putting efforts to expand non-fuel business scale and profitability.

In 2018, the operating profit of this segment was RMB 23.5 billion, representing a decrease of 25.7% compared with 2017.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2018, the operating revenue of the chemicals segment was RMB 546.7 billion, representing an increase of 24.9% as compared with that of 2017, This was mainly due to increase in sales volume and price of chemical products as a result of the Company’s effort in actively expanding sales volume and market share, optimising product mix.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) totaled RMB 516.2 billion, representing an increase of 24.8% as compared with 2017, and accounted for 94.4% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective percentage changes of each of the segment’s six major categories of chemical products in 2018 and 2017.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2018	2017	Change (%)	2018	2017	Change (%)
Basic organic chemicals	52,450	46,351	13.2	5,281	4,684	12.7
Synthetic fibre monomer and polymer	11,252	10,332	8.9	6,978	6,047	15.4
Synthetic resin	15,325	13,215	16.0	8,646	8,153	6.0
Synthetic fibre	1,314	1,304	0.8	9,712	8,556	13.5
Synthetic rubber	1,278	1,138	12.3	10,750	11,957	(10.1)
Chemical fertiliser	796	700	13.7	2,093	2,008	4.2

In 2018, the operating expenses of the chemicals segment was RMB 519.7 billion, representing an increase of 26.5% over 2017, mainly because of the significant increase in the price of externally procured raw materials as compared with the same period in 2017.

In 2018, the segment seized the opportunities of high chemical margin, continuously optimised the structures of feedstock, product and facilities, strengthened the coordination among research, development, production and marketing, intensified allocation of resources, improved targeted marketing strategy, and achieved remarkable profits with increased sales volume of petrochemicals.

In 2018, the operating profit of this segment was RMB 27.0 billion, achieving an increase as compared with 2017.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of the Company’s subsidiaries, R&D activities of the Company, and managerial activities of headquarters.

In 2018, the operating revenues generated from corporate and others was RMB 1,368.6 billion, representing an increase of 40.4% over 2017. This was mainly attributed to the increase in revenues from crude oil and overseas refined oil products trading business, as well as the rapid growth of the petrochemicals business scale through Epec platform.

In 2018, the operating expenses of corporate and others was RMB 1,377.9 billion, representing an increase of 40.7% over 2017.

In 2017, the operating losses from corporate and others was RMB 9.3 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	As of	As of
	31 December 2018	31 December 2017	Change
Total assets	1,592,308	1,595,504	(3,196)
Current assets	504,120	529,049	(24,929)
Non-current assets	1,088,188	1,066,455	21,733
Total liabilities	735,773	742,614	(6,841)
Current liabilities	565,098	579,446	(14,348)
Non-current liabilities	170,675	163,168	7,507
Total equity attributable to shareholders of the Company	717,284	726,120	(8,836)
Share capital	121,071	121,071	—
Reserves	596,213	605,049	(8,836)
Non-controlling interests	139,251	126,770	12,481
Total equity	856,535	852,890	3,645

As of 31 December 2018, the Company’s total assets was RMB 1,592.3 billion, representing a decrease of RMB 3.2 billion compared with that of the end of 2017, of which:

Current assets was RMB 504.1 billion, representing a decrease of RMB 24.9 billion compared with that of the end of 2017, mainly becasue the financial assets at fair value through profit and loss and trade accounts receivable and bills receivable decreased by RMB 25.5 billion and RMB 19.8 billion respectively, as well as the prepayments and other current assets increased by RMB 13.1 billion.

Non-current assets was RMB 1,088.2 billion, representing an increase of RMB 21.7 billion as compared with that of the end of 2017. This was mainly due to the depreciation and depletion of property, plant and equipment decreased by RMB 33.0 billion, construction in progress increased by RMB 18.3 billion. Equity of associates and joint ventures increased by RMB 9.8 billion, deferred tax assets increased by RMB 6.6 billion, lease prepayments increased by RMB 6.0 billion, long-term prepayment and other assets increased by RMB 9.4 billion.

The Company’s total liabilities was RMB 735.8 billion, representing a decrease of RMB 6.8 billion compared with that of the end of 2017, of which:

Current liabilities was RMB 565.1 billion, representing a decrease of RMB 14.3 billion as compared with that of the end of 2017. This was mainly due to the short-term debts and loans from Sinopec Group decreased by RMB 19.5 billion, derivative financial liabilities and liabilities from contracts and other payables increased by RMB 10.9 billion and RMB 14.4 billion respectively, trade accounts payable and bills payable and taxes payable decreased by RMB 13.8 billion and RMB 6.3 billion respectively.

Non-current liabilities was RMB 170.7 billion, representing an increase of RMB 7.5 billion compared with that of the end of 2017. This was mainly due to long-term debts decreased by RMB 4.8 billion, provisions increased by RMB 2.8 billion, and other non-current liabilities increased by RMB 10.8 billion.

Total equity attributable to owners of the Company was RMB 717.3 billion, representing a decrease of RMB 8.8 billion compared with that of the end of 2017, which was mainly due to the capital reserve was RMB 596.2 billion, representing a decrease of RMB 8.8 billion. Minority interests was RMB 139.3 billion, representing an increase of RMB 12.5 billion.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2018 and 2017.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2018	2017
Net cash generated from operating activities	175,868	190,935
Net cash used in investing activities	(66,422)	(145,323)
Net cash used in financing activities	(111,260)	(56,509)

In 2018, the net cash generated from operating activities of the company was RMB 175.9 billion, representing a decrease of RMB 15.1 billion as compared with 2017. Of which: profit before taxation increased by RMB 12.4 billion, depreciation, depletion & amortization and assets impairment loss decreased by RMB 15.5 billion, accounts receivable and net change for other current assets decreased by RMB 30.1 billion, net change for inventory decreased by RMB 25.6 billion, accounts payable and net change for other current liabilities decreased by RMB 57.1 billion, and the paid income tax increased by RMB 13.0 billion as compared with 2017.

In 2018, the net cash used in investing activities was RMB 66.4 billion, representing a decrease of RMB 78.9 billion over 2017. Of which: capital expenditure increased by RMB 31.2 billion, income from the change of structured deposit increased by RMB 76.6 billion, outcome from in time deposit with maturities over three months decreased by RMB 30.5 billion.

In 2018, the net cash used in the Company’s financing activities was RMB 111.3 billion, representing an increase of cash out flow by RMB 54.8 billion over 2017. This was mainly due to the cash paid for dividends increased by RMB 35.1 billion, cash repayments of borrowings increased by RMB 13.9 billion, and distributions by subsidiaries to non-controlling interests increased by RMB 6.2 billion.

At the end of 2018, the cash and cash equivalents was RMB 111.9 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development and environmental expenditures
R&D expenditures occurred in the period including R&D expenses, expenditures for wildcat exploration, seismic data interpretation, and pilot demonstration project in upstream, expenditures for pilot test and relevant utilities of initial commercial trial in refining segment, as well as expenditures for research equipment. In 2018, the expenditures for R&D was RMB 12.876 billion, of which expense was RMB 7.96 billion (In 2017, the expenditures for R&D was RMB 11.533 billion, of which expense was RMB 6.423 billion).

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2018, the Company paid environmental expenditures of RMB 7.94 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of main fair values
Unit: RMB million

Items	End of last year	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Financial assets at fair value through profit or loss of the reporting period	51,196	51,196	25,732	885	—	—	Self-owned fund
Structured Deposit	51,196	51,196	25,550	880	—	—	—
Stock	—	—	182	5	—	—	—
Available for sale financial assets	178	—	—	—	—	—	—
Stock	178	—	—	—	—	—	—
Derivative financial instruments	(522)	(522)	1,584	191	—	—	Self-owned fund
Cash flow hedges	(1,617)	(1,617)	(7,268)	(1,978)	(12,500)	—	Self-owned fund
Other equity instruments investment	—	1,676	1,450	—	(53)	—	Self-owned fund
Total	49,235	50,733	21,498	(902)	(12,553)	—	—

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASs
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company on page 212 of this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2018	2017
	RMB million	RMB million
Operating income
Exploration and Production Segment	200,191	157,505
Refining Segment	1,263,407	1,011,853
Marketing and Distribution Segment	1,446,637	1,224,197
Chemicals Segment	546,733	437,743
Corporate and Others	1,368,583	974,850
Elimination of inter-segment sales	(1,934,372)	(1,445,955)
Consolidated operating income	2,891,179	2,360,193
Operating (loss)/profit
Exploration and Production Segment	(11,557)	(47,399)
Refining Segment	53,703	64,047
Marketing and Distribution Segment	24,106	32,011
Chemicals Segment	25,970	22,796
Corporate and Others	(8,151)	(3,160)
Elimination of inter-segment sales	(3,634)	(1,655)
Financial expenses, investment income, gains/(losses) from changes in fair value, asset disposal expense and other income	21,037	20,325
Consolidated operating profit	101,474	86,965
Net profit attributable to equity shareholders of the Company	63,089	51,119

Operating profit: In 2018, the operating profit of the Company was RMB 101.5 billion, representing an increase of RMB 14.5 billion as compared with 2017.

Net profit: In 2018, the net profit attributable to the equity shareholders of the Company was RMB 63.1 billion, representing an increase of RMB 12.0 billion or 23.4% comparing with 2017.

(2)	Financial data prepared under CASs

	As of 31	As of 31
	December 2018	December 2017	Change
	RMB million	RMB million
Total assets	1,592,308	1,595,504	(3,196)
Non-current liabilities	169,551	161,988	7,563
Shareholders’ equity	857,659	854,070	3,589

At the end of 2018, the Company’s total assets was RMB 1,592.3 billion, representing a decrease of RMB 3.2 billion compared with that of the end of 2017.

At the end of 2018, the Company’s non-current liabilities was RMB 169.6 billion, representing an increase of RMB 7.6 billion compared with that of the end of 2017.

At the end of 2018, the shareholders’ equity of the Company was RMB 857.7 billion, representing an increase of RMB 3.6 billion compared with that of the end of 2017.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on- year basis (%)	Increase (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	200,191	165,444	11.6	27.1	7.3	15.1
Refining	1,263,407	952,577	6.4	24.9	35.4	(2.2)
Marketing and Distribution	1,446,637	1,355,391	6.1	18.2	20.2	(1.5)
Chemicals	546,733	492,991	9.4	24.9	27.7	(1.7)
Corporate and Others	1,368,583	1,365,348	0.2	40.4	41.7	(1.0)
Elimination of inter-segment sales	(1,934,372)	(1,930,738)	N/A	N/A	N/A	N/A
Total	2,891,179	2,401,013	8.4	22.5	27.0	(1.5)

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY
Please refer to the note 3 in the financial statement complying with the PRC Accounting Standards for Business Enterprises (CASs).

6	SIGNIFICANT CHANGES IN MAJOR ASSETS DURING THE REPORTING PERIOD
During the reporting period, there are no significant changes in the Company’s major assets.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

(1)	Tianjin LNG project
The first phase of Tianjin LNG project with designed receiving capacity of 3 million tonnes per year consists mainly of the construction of wharf, terminal and transportation pipelines. It was completed and put into operation at the end of January 2018. The Company’s self-owned fund accounts for approximately 40% of the project investment and bank loan is the main source of the remaining 60%. As of 31 December 2018, the aggregate investment was RMB 11.8 billion.

(2)	Hainan Refining and Chemical expansion project
Hainan Refining and Chemical expansion project consists of 5,000,000 tpa refinery project and 1,000,000 tpa ethylene project, among which second set of high-efficiency and environment-friendly aromatics project started in August 2017 and is expected to be put into operation in June 2019. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2018, the aggregate investment was RMB 2.6 billion.

(3)	Zhongke integrated refining and chemical project
Zhongke integrated refining and petrochemical project mainly consists of a 10,000,000 tpa refinery project, 800,000 tpa ethylene unit, 300,000 tonne capacity jetty and relevant utilities project. The mechanical completion is expected to be achieved in June 2020. The Company’s self-owned fund accounts for 30% of the project investment, bank loan is the main sourceof the remaining 70%. As of 31 December 2018, the aggregate investment was RMB 10.8 billion.

(4)	Zhenhai Refining & Chemical expansion project
Zhenhai Refining & Chemical expansion project consists of 15,000,000 tpa refinery project and 1,200,000 tpa ethylene project. The project was approved in June 2018, ethylene and relevant projects started at the end of October 2018 and is expected to be put into operation in 2021. The Company’s self-owned fund accounts for 30% of the project investment, bank loan is the main source of the remaining 70%. As of 31 December 2018, the aggregate investment was RMB 1.6 billion.

(5)	E-An-Cang gas pipeline project
The first phase of E-An-Cang gas pipeline project mainly consists of the main pipeline from Luquan to Cangzhou and two branch pipelines Puyang and Baoding. The total length of the pipeline is 736 kilometers with a designed transmission capacity of 9 billion cubic meters per year. It is expected to be completed and put into operation in December 2019. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2018, the aggregate investment was RMB 4.9 billion.

(6)	Wen 23 gas storage project
The first phase of Wen 23 gas storage project mainly consists of the construction of injection and production wells and surface facilities with storage capacity of 8.431 billion cubic meters. The gas storage is expected to be officially put into operation in July 2020. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2018, the aggregate investment was RMB 3.5 billion.

(7)	Xinqi pipeline project
The main project of the first phase of Xinqi pipeline project was the construction of the pipeline from Qianjiang to Shaoguan. The total length of the pipeline is 839.5 kilometers with a designed transmission capacity of 6 billion cubic meters per year. It is expected to be completed and put into operation in July 2020. The Company’s self-owned fund accounts for 38% of the project investment and bank loan is the main source of the remaining 62%. As of 31 December 2018, the aggregate investment was RMB 5.8 billion.

2	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.	Sinopec Corp
Bond name	2010 Corporate bond	2012 Corporate bond	2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化01	15石化02
Code	122052	122150	136039	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2018	19 November 2018
Amount issued (RMB billion)	9	7	16	4
Outstanding balance (RMB billion)	9	7	0	4
Interest rate (%)	4.05	4.90	3.30	3.70
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued for the current period interest payment year and ｢15石化01｣ had been repaid and delisted from the Shanghai Stock Exchange.
Investor Qualification Arrangement	15石化01 and 15石化02 were publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds
Listing exchange	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited 27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing Huang Xu, Zhai Ying (010) 6505 1166
Credit rating agency	United Credit Ratings Co., Ltd. 12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit ratings Co., Ltd. provided continuing credit rating for 10石化02, 12石化02, 15石化01 and 15石化02 and reaffirmed AAA credit rating. The long term credit rating and outlook of the Company remained at AAA and stable respectively. Pursuant to relevant regulations, the Company will publish its latest credit rating results through medias designated by regulators within two months commencing from the announcement date of annual report.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no credit addition mechanism and change of the repayment arrangement for the above-mentioned corporate bonds. The Company strictly followed the provisions in the corporate bond prospectus to repay principals and interests of the corporate bonds. The guarantor of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantor, please refer to the annual report of corporate bonds which will be published on website of Shanghai Stock Exchange by China Petrochemical Corporation.

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting has not been convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, the use of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to satisfy obligations as described in the corporate bond prospects and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee is expected to disclose the Trustee Management Affairs Report after the publish of the Company’s annual report. The details of such report will be available on the website of Shanghai Stock Exchange (http://www.sse.com.cn)

Principal accounting data and financial indicators for the two years ended 31 December 2018

Principal data	2018	2017	Change	Reasons for change
EBITDA (RMB million)	216,352	207,528	8,824	Mainly due to the increase of earnings compared with last year
Current ratio	0.89	0.91	(0.02)	Mainly due to the decrease of account receivable and inventories compared with last year
Quick ratio	0.57	0.59	(0.02)	Mainly due to the decrease of account receivable, and cash caused by the increase of dividend compared with last year
Liability-to-asset ratio (%)	46.14	46.47	(0.33) Percentage points	Mainly due to the decrease of financial leverage by lowering debts compared with last year
EBITDA to total debt ratio	1.33	1.11	0.22	Mainly due to the increase of EBITDA
Interest coverage ratio	16.76	14.60	2.16	Mainly due to the increase of EBIT compared with last year
Cash flow interest coverage ratio	35.92	39.11	(3.19)	Mainly due to the decrease of cash caused by the
				increase of dividend compared with last year
EBITDA-to-interest coverage ratio	33.93	32.59	1.34	Mainly due to the increase of EBITDA
Loan repayment rate (%)	100	100	—
Interest payment rate (%)	100	100	—

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 31 December 2018, the standby credit line provided by several domestic financial institutions to the Company was RMB 392.7 billion in total, facilitating the Company to get such amount of unsecured loans. The Company has fulfilled all the relevant undertakings in the offering circular of corporate bonds and had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by the Company with four different maturities, 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and had been repaid and delisted; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and had been repaid and delisted; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of all notes with maturity of 10 years and 30 years.

3	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (SHANGHAI PETRO), DURING THE REPORTING PERIOD
Pursuant to the requirements of the Hong Kong Listing Rules, the resolution relating to the Shanghai Petro A Share Option Incentive Scheme (Draft) was considered and passed at the 18th meeting of the fifth session of the Board of Directors and the first extraordinary general meeting of Sinopec Corp. for 2014. The Scheme came into effect on 23 December 2014 with a validity period of 10 years. The expiry date of the Scheme is 22 December 2024. Under the Scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of Shanghai Petro (10,800 million shares) nor exceed 10% of the total A share capital of Shanghai Petro (7,305 million shares). As of 20 March 2019, there is no exercisable outstanding share options according to the Scheme. As of 20 March 2019, the number of the underlying shares of the share options to be granted by Shanghai Petro to the participants was 691,740,000 A shares, which represents 6.4% of the total share capital of Shanghai Petro (10,823,813,500 shares). The vesting period for each grant under the Scheme shall be no less than two years.

(1)	Summary of the Scheme
For the details of the purpose of the Scheme, eligible participants and maximum entitlement of each participant, underlying shares and incentive instrument, validity period and the basis for the exercise price, please refer to page 31-33 of Sinopec Corp’s 2015 Annual Report published on 29 March 2016.

(2)	Information on the Initial Grant of the Share Option of Shanghai Petro’s A share (Share Option)

(i)	Initial Grant of the Share Option:

Grant Date: 6 January 2015
Number of Participants:
 214 persons
Number of Share Options Granted:
 38,760,000

(ii)	The exercise condition of the first exercise period of share option under the first grant

Exercise date: 29 August 2017
Number of exercisable Share Options:
 14,212,500 options
Number of lapsed Share Options:
 5,228,900 options
Number of exercised Share Options:
 14,176,600 options
Date of completion of the registration
 for newly increased shares:
 27 September 2017
Number of participants who exercised
 the option: 199
Exercise price: RMB 3.85/share

(iii)	The exercise condition of the second exercise period of Share Option under the first grant

Exercise date: 12 January 2018
Number of exercisable Share Options:
 9,636,900 options
Number of lapsed Share Options:
 520,700 options
Number of exercised Share Options:
 9,636,900 options
Date of completion of the registration
 for newly increased shares:
 14 February 2018
Number of participants who exercised
 the option: 185
Exercise price: RMB 3.85/share

(iv)	The exercise condition of the third exercise period of Share Option under the first grant

Since the exercise conditions were not satisfied, the total amount of Share Options that have lapsed during the reporting period is: 8,946,900

(v)	Outstanding Share Options held by directors, chief executive and substantial shareholder of Shanghai Petro during the reporting period

At the beginning of the Reporting Period, a total number of 966,000 outstanding Share Options which were not exercised were held by the directors of Shanghai Petro Mr. Gao Jinping, Mr. Jin Qiang, Mr. Guo Xiaojun and Vice President of Shanghai Petro Mr. Jin Wenmin.

During the reporting period, Vice President of Shanghai Petro Mr. Jin Wenmin was appointed as Director of Shanghai Petro on 13 June 2018. During the reporting period, a total of 483,000 Share Options had been exercised by Director of Shanghai Petro Mr. Gao Jinping, Mr. Jin Qiang, Mr Guo Xiaojun and Mr. Jin Wenmin during the second exercise period.

During the reporting period, since Director of Shanghai Petro Mr. Gao Jinping resigned, the 150,000 A share options granted to him which were not exercised had lapsed. During the reporting period, since the third exercise conditions were not met, a total of 333,000 Share Options held by Director of Shanghai Petro Mr. Jin Qiang, Mr. Guo Xiaojun and Mr. Jin Wenmin had lapsed.

There is no outstanding Share Options which were not exercised held by directors, chief executives and substantial shareholders of Shanghai Petro as of the end of the Reporting Period.

(vi)	Outstanding Share Options granted to employees other than the persons mentioned in item (v)

At the beginning of the reporting period, a total number of 18,138,500 outstanding Share Options which were not exercised were held by Shanghai Petro’ key business personnel.

During the reporting period, a total number of 9,153,900 outstanding Share Options had been exercised by Shanghai Petro’s key business personnel during the second exercise period.

During the reporting period, a total of 8,984,600 Share Options granted to Shanghai Petro’s key business personnel had lapsed due to participants’ resignations and un-satisfaction of the exercise conditions for the third exercise period etc.

At the end of the Reporting Period, there is no outstanding Shares Options which were not exercisable held by Shanghai Petro’s key business personnel.

(vii)	Exercise price of the initial grant and the adjustment to the exercise price

According to the pricing principle disclosed by Shanghai Petro on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalisation of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Scheme). On 15 June 2016, the 2015 annual profit distribution plan was considered and passed at Shanghai Petrol’s 2015 annual general meeting, whereby a cash dividend of RMB1.00 was paid for each 10 shares. On 15 June 2017, the 2016 annual profit distribution plan was considered and passed at Shanghai Petrol’s 2016 annual general meeting, whereby a cash dividend of RMB2.50 was paid for each 10 shares and the exercise price was adjusted to RMB3.85 per share accordingly. On 13 June 2018, the 2017 annual profit distribution plan was considered and passed at Shanghai Petrol’s 2017 annual general meeting, whereby a cash dividend of RMB3.00 was paid for each 10 shares and the exercise price was adjusted to RMB3.55 per share accordingly.

(viii)	Validity of and exercise arrangements for the initial grant

The validity period of the Share Options shall be five years commencing from the grant date, but is subject to exercise arrangement for the Scheme. For the details of the exercise arrangement, please refer to the section of “Validity Period” on Page 32 of Sinopec Corp.’s 2015 annual report published on 29 March 2016.

(ix)	The progress of share option incentive up to the date of Shanghai Petro’s 2018 annual report

None

Save as disclosed above and in previous relevant announcements, during the reporting period, Shanghai Petro granted no Share Option in accordance with the Scheme, none of the Share Options was exercised by the Participant and none of the share option was cancelled or lapsed.

4	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party		Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	IPOs	China Petrochemical Corporation	1	Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
			2	Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
			3	Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
			4	Granting licenses for intellectual property rights;
			5	Avoiding competition within the same industry;
			6	Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
					Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of financial performance, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

5	SIGNIFICANT EQUITY INVESTMENT

On 9 July 2018, Sinopec Corp. entered into the Articles of Association (Sinopec Capital AOA) of Sinopec Capital Co., Ltd. (Sinopec Capital) with China Petrochemical Corporation. Pursuant to Sinopec Capital AOA, Sinopec Corp. proposed to establish Sinopec Capital with China Petrochemical Corporation with a registered capital of RMB 10 billion, of which, Sinopec Corp. will subscribe capital contribution of RMB 4.9 billion by cash, representing 49% of the registered capital of Sinopec Capital; and China Petrochemical Corporation will subscribe capital contribution of RMB 5.1 billion by cash, representing 51% of the registered capital of Sinopec Capital. Sinopec Corp. and China Petrochemical Corporation shall pay all their respective capital contribution to Sinopec Capital no later than 31 December 2020. Upon the establishment of Sinopec Capital, its investments will focus on strategic emerging industries, including new energy, new material, energy conservation and environmental protection, and intelligence manufacturing in relation to the industry chain. In respect of the investment projects which are related to Sinopec Corp.’s principal business, Sinopec Corp. will have the right of first refusal to acquire such projects. The formation of Sinopec Capital will speed up investments in emerging industries and help support Sinopec Corp.’s own business development and industrial chain upgrade. It will play an important role in achieving comprehensive, sustainable and high-quality development of Sinopec Corp.

Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Petrochemical Corporation, the controlling shareholder of Sinopec Corp., is a connected person of the Company. Therefore, the transaction between Sinopec Corp. and China Petrochemical Corporation constituted a connected transaction under the Hong Kong Listing Rules.

For details of the transaction, please refer to the announcements published in China Securities Journal, Shanghai Securities, News Securities Times and the websites of Shanghai Stock Exchange on 11 July 2018 and on the website of Hong Kong Stock Exchange on 10 July 2018.

6	SIGNIFICANT ASSETS AND EQUITY SALE

During the reporting period, there is no significant assets or equity sale of the Company.

7	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected parties yes or no)*1
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	12,168	25-May-16	25 May 2016 -31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	—	No	Yes
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	5,033	18-Apr-18	18 April 2018-31 December 2031	Joint liability guarantee	No	No	—	No	No
Sinopec Corp.	The listed company itself	Yanbu Aramco Sinopec Refining Company(YASREF) Limited	No specific amount agreed, guarantee on contract performance	31-Dec-14	30 years from the date YASRFE requires supply of hydrogen from Air Liquide Arabia LLC.	Joint liability guarantee	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./ Sonangol E.P./SSI15	7,197			Joint liability guarantee	No	No	—	Yes	No
Total amount of guarantees provided during the reporting period*[2]											5,033
Total amount of guarantees outstanding at the end of reporting period*[2] (A)											21,159
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											—
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)											11,951
Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)											33,110
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets											4.61%
Guarantees provided for shareholder, de facto controller and its related parties (C)											—
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)											2,771
The amount of guarantees in excess of 50% of the net assets (E)											None
Total amount of the above three guarantee items (C+D+E)											2,771
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status											None
*1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

8	SPECIFIC STATEMENTS AND INDEPENDENT OPINIONS FROM INDEPENDENT NON-EXECUTIVE DIRECTORS REGARDING EXTERNAL GUARANTEES PROVIDED BY THE COMPANY DURING AND BY THE END OF 2018:
We, as independent directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by the Company accumulated up to and during 2018 in accordance with the requirements of the domestic regulatory authorities:

The external guarantees prior to 2018 had been disclosed in previous annual report. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2018 was RMB 33.11 billion, accounting for approximately 4.61% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

9	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the report period.

10	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

11	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any significant contracts subject to disclosure obligations during the reporting period.

12	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any unperformed court’s effective judgments which should be performed or any large amount of debt which should be repaid.

13	TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, the Company was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

14	ENTRUSTED ASSET MANAGEMENT AND ENTRUSTED LOANS

(1)	Entrusted Asset Management
During the reporting period, the Company has no entrusted asset management subject to disclosure obligation.

(2)	Entrusted loansUnit: RMB billion

Categories	Source of fund	Amount	Outstanding Balance	Overdue and uncollected amount
Used for project construction.	Self-owned fund	0.1244	0.5744	None
Used for working capital	Self-owned fund	0.154	0.381	None

(3)	Other asset management and derivative investment
During the reporting period, the Company has no other asset management or derivative investment subject to disclosure obligation.

15	DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between the Company and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred as the Finance Company) and to ensure the safety and liquidity of the deposits of the Company at the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company at the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency when the Finance Company has difficulty in making payments, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of making payment.

In order to regulate connected transactions between the Company and Sinopec Century Bright Capital Investment, Ltd. (Sinopec Corp.’s overseas settlement center, hereinafter referred at the Century Bright Company), Century Bright Company ensures the safety of the deposits of the Company at Century Bright Company by strengthening internal risk controls and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has formulated a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, in which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty in making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of the Company at the Finance Company and Century Bright Company during the reporting period did not exceed the relevant caps as approved at the general meeting of Sinopec Corp. During daily operations, the Company can withdraw the full amount of its deposits at the Finance Company and Century Bright Company.

16	APPROPRIATION OF NONOPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES AND THE PROGRESS FOR CLEARING UP
Not applicable

17	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

18	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

19	ENVIRONMENTAL PROTECTION SOLUTIONS OF COMPANIES AND THEIR SUBSIDIARIES AS MAJOR POLLUTANT DISCHARGING COMPANIES RECOGNIZED BY ENVIRONMENTAL PROTECTION DEPARTMENTS
In 2018, some subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have disclosed environmental information as required by the relevant authorities and local government. The details of such information was published on the local government website. Sinopec Corp. strictly implemented the new standards in refining and petrochemical industry, completed the treatment of sewage and flue gas, and actively conducted the comprehensive treatment of VOCs. For details, please refer to the Company’s Communication on Progress for Sustainable Development. Pollution prevention and control facilities remained in effective and stable operation. The Company further regulated environmental management of construction projects, enhanced assessment, and implemented “three-simultaneity” management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). All of the newly-built projects have obtained approvals from the environment authorities. Sinopec Corp. strictly complying with relevant national requirements on environment emergency plan management and continulysly improves the emergency plans for environmental emergencies and heavy pollution weather. According to the national pollution permit and self-monitoring technology guidelines in relevant industries, we modified the self-monitoring plan, and implemented new national requirements of sewage, flue gas and noise monitory, and disclosed the environmental results. For other subsidiaries that are not listed as major pollutant discharge units, the Company also completed relevant environmental protection formalities in accordance with the national and local requirements, and implemented relevant environmental protection measures. According to the requirements of national and local ecological environment departments, these companies do not need to disclose relevant information.

20	POVERTY ALLEVIATION PROGRAM LAUNCHED BY THE COMPANY

(1)	Targeted Poverty Alleviation Plan
The Company actively fulfilled our social responsibilities and strictly followed the fundamental principles of poverty alleviation and elimination. We focused on poverty alleviation in terms of industry, consumption, employment and education, so as to ensure to stably lift poor household out of poverty, increase income of poor household and orderly carry out rural revival strategy.

(2)	Overview on 2018 Targeted Poverty Alleviations
In 2018, the Company invested nearly RMB 0.23 billion in Targeted Poverty Alleviation, including RMB 108.41 million invested in 50 targeted poverty alleviation programs in Yingshang county, Yuexi county, Fenghuang county, Luxi county, Yuepuhu county and Dongxiang county, mainly including rural industry development, village tourism development, labor output trainings and education assistance. We lifted 12,250 registered people out of poverty and funded the education of 206 students.

(3)	2018 Targeted Poverty Alleviation Work Statistics

Unit: RMB million

Index				Data
I.	Overview
	1.	Funds		228.47
	2.	Number of people lifted out of poverty		32,250
II.	Input breakdowns
	1.	Poverty elimination through industrial development
		1.1	Categories of poverty alleviation programs through industrial development	☑ Poverty alleviation through agriculture and forestry development
				☑ Poverty alleviation through tourism development
				☑ Poverty alleviation through e-commerce
				☑ Poverty alleviation through assets income
				☐ Poverty alleviation through science and technology development
				☑ Others
		1.2	Number of poverty alleviation programs	1,500
		1.3	Input in poverty alleviation projects through industrial development	110
	2.	Poverty elimination through provision of employment
		2.1	Input in professional skill training	4.09
		2.2	Participants of professional skill trainings (person time)	3,149
	3.	Poverty elimination through relocation
		3.1	Number of relocated people	545
		3.2	Input in relocation	6
	4.	Poverty elimination through education
		4.1	Input in students funding	3.5
		4.2	Number of students who received funding assistance	1,374
		4.3	Input in education resources in poverty-stricken areas	22.33
	5.	Poverty alleviation through healthcare
		5.1	Input in medical and health care resources in poverty- stricken areas	2.31
	6.	Emergency relief
		6.1	Input in emergency relief	8.1
		6.2	Number of people get assistance	6,198
	7.	Other input		18.25
III.	Consumption assistance
	1.	Procurement Agriculture products from impoverish areas		17.7
	2.	Assistance on sales of agriculture products from impoverish areas		146

Note 1: The table was prepared in accordance with the 2018 requirements of the State Council Leading Group Office of Poverty Alleviation and Development.

Note 2: Fund for Poverty Alleviation Work consists of our own funds and financing from other parties introduced by the Company.

(4)	Subsequent targeted poverty alleviation plan
In 2019, the Company will further strengthen poverty alleviation key-problem tackling work, continue to insist on targeted poverty alleviation and targeted lifting of poor people out of poverty, insist on combination of “blood transfusion” and “haematogenesis”, focus on tackling of key problems of poor regions, exert the advantages of the enterprise, and focus on poverty alleviation in terms of industry; attach importance to poverty alleviation in terms of employment, and create jobs; deepen poverty alleviation in terms of education, and strengthen support to poor students; strengthen cooperation with China Foundation for Poverty Alleviation, and motivate social strength to participate in poverty alleviation; optimize poverty alleviation in terms of medical treatment, and provide high quality medical treatment support to the people in poor regions; strengthen poverty alleviation in terms of consumption, cooperate with Social Participation in Poverty Alleviation and Development of China, promote high quality agriculture products of poor counties to the whole country and make efforts to optimize targeted poverty alleviation work.

21	OTHER EVENT
Sinopec Corp. published voluntary announcement and progress update announcements in relation to China International United Petroleum and Chemical Company Limited. For details, please refer to the announcements published in China Securities Journal, Shanghai Securities News Securities Times and the website of the Shanghai Stock Exchange on 28 December 2018, 5 January 2019 and 26 January 2019 and on the website of Hong Kong Stock Exchange on 27 December 2018, 4 January 2019 and 25 January 2019.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN SINOPEC CORP. AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement)

(2)	China Petrochemical Corporation will provide trademarks, patents and computer software to the Company for use free of charge

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and community services to the Company (Cultural, Educational, Hygiene and Auxiliary Services Agreement)

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company; and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On 24 August 2018, Sinopec Corp. and China Petrochemical Corporation entered into a supplemental agreement of the continuing connected transactions and the Land Use Rights Leasing Agreement Amendment Memo, pursuant to which the scope of services of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement were adjusted and the term of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement was extended from 1 January 2019 to 31 December 2021; the term of the Properties Leasing Agreement was extended to 31 December 2021 and the term of Intellectual Property Licensing Agreements was extended to 31 December 2029. The area and rent in the Land Use Rights Leasing Agreement were also adjusted. The resolution relating to continuing connected transactions for the three years from 2019 to 2021 was approved at the first extraordinary general meeting of the Company for 2018 held on 23 October 2018. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2018 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Shanghai Stock Exchange and on the website of the Hong Kong Stock Exchange dated 26 August 2018. The capitalised terms used in this section shall have the same meaning as that used in the above-mentioned announcements.

2	COMPLIANCE OF DISCLOSURE AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP WITH HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES
Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, the continuing connected transactions between the Company and Sinopec Group are subject to disclosure, independent non-executive directors’ approval and/or independent shareholders’ approval (if needed) based on the nature and the value of the transactions. Sinopec Corp. has fully complied with the above requirements in relation to the continuing connected transaction between the Company and Sinopec Group.

The aggregated amount of the continuing connected transactions for 2018 of the Company is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the continuing connected transactions of the Company during the reporting period was RMB 417.201 billion. Among which, purchases expenses amounted to RMB 267.505 billion, representing 9.04% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage and transportation, exploration and development services, and production-related services) of RMB 251.444 billion, purchases of auxiliary and community services of RMB 6.664 billion, payment of property rent of RMB 522 million, payment of land use right of RMB 7.765 billion, and the interest expenses amounted to RMB 1.11 billion. The sales income amounted to RMB 149.697 billion, representing 4.91% of the total amount of this type of transaction for the reporting period, including RMB 148.779 billion for sales of products and services, RMB 69 million for agency commission income, and RMB 848 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

Principle of pricing for the continuing connected transactions:

(a)	The government-prescribed price will apply;

(b)	where there is no government-prescribed price but where there is a government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price for the provision of the products or services is to be agreed between the relevant parties, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2018 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Shanghai Stock Exchange and on the website of the Hong Kong Stock Exchange on 26 August 2018.

Decision-making procedures:

The continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to its internal control procedures, adjusts the scope and the relevant caps of continuing connected transactions every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, will publish the announcement and implement the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 37 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2018 were approved at the 5th meeting of the seventh session of the Board and have complied with the requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business.

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms; or

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURED THIS YEAR
For details, please refer to item 5” significant equity investment” in section “Significant Events”.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
Sinopec Group	Parent company and affiliated companies*	24,038	5,377	29,415	28,268	1,964	30,232
Other related parties	Associates and joint ventures	1,678	(247)	1,431	38	295	333
Total		25,716	5,130	30,846	28,306	2,259	30,565
Reason for provision of funds between related parties		Loans and other accounts receivable and payable
Impacts on the Company		No material negative impact

*:	affiliated companies include subsidiaries, associates and joint ventures.

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the Reporting Period, Sinopec Corp. was in full compliance with the Articles of Association as well as domestic and overseas laws and regulations and has not received any regulatory sanction imposed by securities regulatory authorities. Sinopec Corp. further improved corporate governance structure through completion of the re-election of the Board of Directors, Board of Supervisors, and the appointment of senior management, as well as the appointment of each Board Committee and establishment of the Nomination Committee under the Board. We amended the Articles of Association, Rules and Procedures of the Board Meetings and Internal Control Procedures, and formulated Terms of References of Nomination Committee. Pursuant to Article of Association and other regulations, we further improved the regulations in relation to the Party’s participation in the corporate governance of the Company, which promoted the scientific decision-making procedures. The Company actively implemented “the year of party building quality” event to drive the high-quality development of the Company. The independent directors have played an active and good role with diligence in performing their duties. The investor relations work has been further refined, and the required information was disclosed in time, which improved the transparency of the Company and were positively recognised by the capital market. The Company’s active performance of its social responsibilities has achieved good results.

During the reporting period, there are no material inconsistency between Sinopec Corp.’s corporate governance and the requirements of the PRC Company Law and relevant regulations of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or received any regulatory sanction or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, or received any public censure from Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	GENERAL MEETINGS

During the reporting period, Sinopec Corp. convened the 2017 annual general meeting on 15 May 2018, and 2018 first extraordinary general meeting on 23 October 2018 in Beijing, China in accordance with the required procedures of noticing, convening and holding procedures pursuant to the relevant laws and regulations and the Articles of Association. For meeting details, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News and Securities Times and on the websites of Hong Kong Stock Exchange after the general meetings.

3	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2018, apart from 13,000 A shares of Sinopec Corp. held by Director, Senior Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, during the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the SFO) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO) would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of SFO or which was recorded in the register required to be kept under section 352 of SFO or otherwise should notified Sinopec Corp. or the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company under the Hong Kong Listing Rules.

4	PERFORMANCE OF THE INDEPENDENT DIRECTORS
During the reporting period, the independent non-executive directors of Sinopec Corp. fulfilled their duties in good faith as required by laws and regulations and the Articles of Association, and actively contributed to the development of the Company. They actively attended Board meetings and meetings of the Board Committees (please refer to the section “Report of the Board of Directors” in this annual report for details of their attendance), reviewed the relevant documents with due care and exercised their profession advantages to offer advice and suggestions to Sinopec Corp.’s development strategy, operations and reform. The independent non-executive directors gave their independent opinions on matters such as nomination of directors, connected transactions, dividend distributions and appointments of senior management of the Company as required by relevant rules and regulations, and maintained timely and effective communications with management, external auditors and the internal auditing department. The independent non-executive directors strengthened the communications with the shareholders and independently and objectively protected the legitimate interests of Sinopec Corp. and the shareholders, especially the minority shareholders’ interests, when performing their duties.

Pursuant to requirements of securities regulatory authority of China, independent non-executive directors of Sinopec Corp. reviewed the performance of the senior managers of Sinopec Corp. who held concurrent positions as senior managers in China Petrochemical Corporation and published independent opinions as follows: “The President Mr. Ma Yongsheng, Senior Vice President Mr. Ling Yiqun and Mr. Liu Zhongyun, each of whom concurrently held position as deputy general manager of China Petrochemical Corporation, have obtained the exemptions for holding concurrent position from CSRC. During the reporting period, Mr. Ma Yongsheng, Mr. Ling Yiqun and Mr. Liu Zhongyun devoted sufficient time and energy to fulfill their duties with diligence and due care. They protected the interests of the Company and minority shareholders effectively and didn’t harm the legitimate interests of Sinopec Corp. and minority shareholders due to holding concurrent position in China Petrochemical Corporation.”

5	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDER
The Company is independent from its controlling shareholder in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

6	COMPETITION BETWEEN SINOPEC CORP AND ITS CONTROLLING SHAREHOLDER
Please refer to “Performance of Undertaking by China Petrochemical Corporation” under the section “Significant Events” in this annual report for details.

7	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM
For details of internal control self-assessment and internal control auditing, please refer to the internal control assessment report and the internal control auditing report disclosed by the Company on the same date of this annual report.

8	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive policies, including the Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers and the Measures of Sinopec Corp. for the Management of Performance Evaluations.

9	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

A	Board of Directors

A.1	Board of Directors
a.
The Board is the decision-making body of Sinopec Corp. and abides by good corporate governance practices and procedures. All decisions made by the Board are implemented by the Management of Sinopec Corp.

b.
The meeting of the Board is held at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before convening of the meeting. The relevant documents and materials for Board meetings are usually sent to each Director 10 days in advance. In 2018, Sinopec Corp. held seven Board meetings. For details about each Director’s attendance at the Board meetings and the general meetings, please refer to the section “Report of the Board of Directors” in this annual report.

c.	Each Director of the Board can submit proposals to be included in the agenda of Board meetings, and each Director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2018 and is of the view that the Board made decisions in compliance with domestic and overseas regulatory authorities’ requirements and the Company’s internal rules; that the Board have considered the suggestions from the Party organisation, Board of Supervisors and Management during its decision making process; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the Directors in handling the daily work of the Board, continuously informs the Directors of any regulations, policies or other requirements of domestic or overseas regulatory authorities in relation to corporate governance and ensures that the Directors comply with domestic and overseas laws and regulations when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all Directors to minimise their risks that might incur from the performance of their duties.

A.2	Chairman and President
a.
The Chairman of the Board is elected by a majority vote of all Directors, and the President is nominated and appointed by the Board. The main duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities are set out in the Articles of Association. Mr. Dai Houliang serves as Chairman of the Board and Mr. Ma Yongsheng serves as President of Sinopec Corp.

b.
The Chairman of the Board places great emphasis on communication with the Independent Non-executive Directors. The Chairman independently held three meetings with the Independent Non-executive Directors in respect of development strategy, corporate governance and operational management, etc. of the Company.

c.	The Chairman encourages open and active discussions. Directors actively and deeply participated in the discussions of significant decisions made by the Board in the Board meetings.

A.3	Board composition
a.
For details of the composition of the Board of Directors, please refer to the section “Directors, Supervisors, Other Senior Management and Employees” of this annual report. The Board has a fairly good diversity. The Executive Directors and Non-executive Director of Sinopec Corp. have petroleum and petrochemical technical background and/or extensive management experience in large-scale enterprises. The Independent Non-executive Directors are with professional backgrounds in economics, accounting and finance.

b.
Sinopec Corp. has received from each of the Independent Non-executive directors a letter of confirmation for 2018 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the Independent Non-executive Directors is independent.

A.4	Appointment, re-election and dismissal
a.
The term of each session of the Directors of Sinopec Corp. is three years, and the consecutive term of office of an Independent Non-executive Director cannot exceed six years. For details about the tenure of each director, please refer to the section “Directors, Supervisors, Other Senior Management and Employees”

b.	All Directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary Directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly elected Directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, responsibilities and obligations as Directors.

A.5	Nomination Committee
a.
As approved at the annual general meeting for the year 2017, the Board of Sinopec Corp. established Nomination Committee, consisting of Chairman of the Board Mr. Dai Houliang, who served as the Chairman, and Independent Non-Executive Directors Mr. Tang Min and Mr. Ng, Kar Ling Johnny, who served as members. The major responsibilities of Nomination Committee are to provide suggestion on Board’s size and composition, as well as the selecting standards, procedures and candidates for directors and senior management.

b.
The Board establishes the Board Diversity Policy which stipulates that the members of the Board shall be nominated and appointed based on the skills and experience for the overall optimum operation of the Board, while taking into account the targets and requirements of the board diversity. When deciding the composition of the Board, Sinopec Corp. shall consider several factors in relation to the diversity of the Board, including but not limited to profession experience, skills, knowledge, length of service, regions, cultural and educational backgrounds, gender and age.

c.
The members of the Nomination Committee can engage professions when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Nomination Committee has also appointed consultants member and can require such member to provide advice. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp.

d.
during the reporting period, the Nomination Committee held two meetings (please refer to “Meetings held by the special committees of the Board” under the section “Report of the Board of Directors” in this annual report). The review opinions were issued at each meeting and submitted to the Board.

A.6	Responsibility of Directors
a.
All Non-executive Directors have the same duties and powers as the Executive Directors. In addition, the Independent Non-executive Directors are entitled to certain specific powers. The Articles of Association and the Rules of Procedure of Board Meetings clearly prescribe the duties and powers of Directors, Non-executive Directors including Independent Non-executive Directors, which are published on the Sinopec Corp.’s website at http://www.sinopec.com/listco/.

b.	Each of the Directors was able to devote sufficient time and efforts to handling the matters of Sinopec Corp.

c.
Each of the Directors confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares and the Model Code of Securities Transactions by Company Employees to regulate the purchase and sale of Sinopec Corp.’s securities by relevant personnel.

d.
Sinopec Corp. organised and arranged training sessions for Directors and paid the relevant fees as well as making relevant records. The Directors actively participated in the trainings and paid more attention on continuing professional development program to ensure that their contribution to the Board remains informed and relevant.

A.7	Provision of and access to information
a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each Director sufficient time to review the materials so that Directors can make informed decisions.

b.
Each Director can obtain all related information in a comprehensive and timely manner. The Secretary to the Board is responsible for organising and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure fully understanding by the Directors. The Management is responsible for providing the Directors with necessary information and materials. The Director may require the Management, or require, via the Management, relevant departments to provide necessary information or explanations. The Directors may seek advices from professional consultants when necessary.

B	Remuneration and Appraisal Committee
a.
Remuneration and Appraisal Committee (Remuneration Committee) consists of Independent Non-executive Director Mr. Fan Gang, who serves as the Chairman, and Non-executive Director Mr. Li Yunpeng and Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serve as the members of the Remuneration Committee. The Remuneration Committee is responsible for reviewing the implementation of the annual remuneration plans for Directors, Supervisors and other senior Management as approved at the general meeting of the shareholders, and report to the Board.

b.
The Remuneration Committee always consults the Chairman of the Board and the President about the remuneration plans for other Executive Directors. After the Remuneration Committee’s review, it is of the view that all the Executive Directors of Sinopec Corp. have fulfilled the duty clauses in their service contracts in 2018.

c.
The members of the Remuneration Committee can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Remuneration Committee has also appointed consultants member and can require such member to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. According to the policies of Sinopec Corp., the senior Management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

d.
During the reporting period, the Remuneration Committee held one meeting (please refer to “Meetings held by the special committees of the Board” under the section of “Report of the Board of Directors” in this annual report).

C	Accountability and Auditing

C.1	Financial reporting
a.
Directors are responsible for supervising the preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, the performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2018 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. provides Directors with information about the financial, production and operating data of the Company every month to ensure that the Directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the Management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement on their reporting responsibilities in the auditor’s report contained in the financial report.

C.2	Internal Control and Risk Management
a.
Sinopec Corp. has formulated and implemented its internal control and risk management system. The Board as a decision-making body is responsible for evaluating and review the effectiveness of its internal control and risk management. The Board and Audit Committee periodically (at least annually) receive reports of the Company regarding internal control and risk management information from the Management. All major internal control and risk management issues are reported to the Board and Audit Committee. Sinopec Corp. has set up its internal control and risk management department and internal auditing departments, which are equipped with sufficient staff, and these departments periodically (at least twice per year) report to the Audit Committee. The internal control and risk management system of the Company are designed to manage rather than eliminate all the risks of the Company.

b.
In terms of internal control, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organisations of the Treadway Commission Report (COSO). Based upon the Articles of Association and the applicable management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated and continuously improves the Internal Control Manual to achieve internal control of all factors of internal environment, risk assessment, control activities, information and communication, and internal supervision. At the same time, Sinopec Corp. has constantly supervised and evaluated its internal control, and conducted comprehensive and multi-level inspections including regular test, enterprise self-examination and auditing check, and included headquarters, branches and subsidiaries into the scope of internal control evaluation, with an internal control evaluation report being produced. The Board annually reviews the internal control evaluation report. For detailed information about the internal control during the reporting period, please refer to the report on internal control evaluation prepared by Sinopec Corp.

Sinopec Corp. has formulated and implemented its information disclosure policy and insider information registration policy. The Company regularly evaluates the policy implementation and makes disclosure in accordance with relevant regulations. Please refer to the website of Sinopec Corp. (http://www.sinopec.com/listco/) for the details of the information disclosure policy.

c.
In terms of risk management, Sinopec Corp. adopted the enterprise risk management framework provided by COSO, and established its risk management policy and risk management organisation system. The Company annually conducts risk evaluation to identify major and important risks and perform risk management duties. It has designed major and important risks tackling measures combined with its internal control system and periodically monitor their implementation to ensure adequate care, monitor and tackling of major risks.

d.
Based upon the review and evaluation of internal control and risk management of the reporting period, the Board is of the view that the internal control and risk management of the Company are effective.

C.3	Audit Committee
a.
The Board has established an Audit Committee. The Audit Committee consists of Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serves as the Chairman, and Independent Non-executive Director Mr. Tang Min and Independent Non-executive Director Mr. Cai Hongbin, who serve as members. As verified, none of them has served as a partner or a former partner in our current auditing firm.

b.
During the reporting period, the Audit Committee held six meetings (please refer to the “Meetings held by the special committees of the Board” under the section of “Report of the Board of Directors” in this annual report). The review opinions were issued at each meeting and submitted to the Board. During the reporting period, the Board and the Audit Committee had no disagreement.

c.
Audit Committee members can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Audit Committee has appointed consultants members and can request such member to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the Senior Management and relevant departments of Sinopec Corp. shall actively cooperate with the Audit Committee.

d.
The Audit Committee has reviewed the adequacy and sufficiency of the resources for accounting and financial reporting and the qualifications and experience of the relevant employees as well as the sufficiency of the training courses provided to relevant employees. Audit Committee is of the view that the Management has fulfilled the duties to establish an effective internal control system. The Company established a whistle-blowing policy in its internal control system, providing several channels as online reporting, letter reporting, receipt of appeals and a complaint mailbox, etc. to employees to report behavior that violates the internal control system of the Company. The Audit Committee has reviewed and approved such policy.

D	Delegation of power by the Board
a.
The Board and the Management have clear duties and responsibilities in written rules. The Articles of Association and the Rules of Procedure for the General Meetings of Shareholders and the Rules of Procedure of the Board Meetings clearly set forth the scope of duties, powers and delegation of power of the Board and Management, which are published on the website of Sinopec Corp. at http://www.sinopec.com/listco/.

b.
In addition to the Audit Committee, the Remuneration Committee and Nomination Committee, the Board had established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The 7th session Strategy Committee consists of six directors, including Chairman of the Board Mr. Dai Houliang, who serves as Chairman, as well as Executive Director Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Independent Non-executive Directors Mr. Fan Gang and Mr. Cai Hongbin, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of the Company. The Social Responsibility Management Committee consists of three Directors, including Chairman of the Board Mr. Dai Houliang, who serves as Chairman, Independent Non-executive Directors Mr. Tang Min and Mr. Fan Gang, who serve as members.

c.
Each Board Committee is required to report its decisions and recommendations to the Board and has formulated its terms of references. The terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are published on the website of Sinopec Corp. at http://www.sinopec.com/listco/.

E	Investor Relations
a.
In order to further enhance corporate governance and satisfy business expansion needs of the Company, as approved at the annual general meeting of shareholders for the year 2017, Sinopec Corp. amends the Articles of Association and its appendix Rules and Procedures of Board Meetings. For more details, please refer to the announcement published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. as well as the website of Shanghai Stock Exchange on 16 May 2018 and the announcement published on the website of the Hong Kong Stock Exchange on 15 May 2018.

b.
Sinopec Corp. pays high attention to investor relations. The team led by management conduct road shows every year to answer questions on subjects of concern to investors, such as introduction of the development strategies and the production and business performance of the Company. Sinopec Corp. established a department responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, setting up an investor hotline and communicating through internet platform.

c.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meetings. All resolutions were voted by poll to ensure the interests of all shareholders. Notices of the general meeting were dispatched to shareholders 45 days (excluding the date of the general meeting) in advance.

d.
The Chairman of the Board hosted the annual general meeting for the year 2017 and the first extraordinary general meeting for the year 2018. Some members of the Board and senior Management attended the meeting and communicated with the investors extensively.

e.
According to relevant rules of Sinopec Corp., the Secretary to the Board is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and Management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on Sinopec Corp’s website.

F	Company Secretary
a.
The Hong Kong Stock Exchange recognized the Secretary to the Board as having the relevant qualifications as company Secretary. Nominated by the Chairman of the Board and appointed by the Board, the Secretary to the Board is a Senior Management Officer of Sinopec Corp. and responsible for the Company and the Board. The Secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the Directors.

b.	During the reporting period, the Secretary to the Board actively participated in career development training with more than 15 training hours.

G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares of Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to approve the request to convene the meeting according to the Rules of Procedure for General Meetings of Shareholders, the shareholders may convene and hold the meeting at their discretion according to applicable laws, and reasonable expenses incurred will be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. may propose a supplemental proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the proposals at the meeting and the voting procedures are clearly stated in the notice of the general meeting of Sinopec Corp. dispatched to the shareholders.

d.
Sinopec Corp. established special organisation in charge of communication with shareholders and published relevant contact details to facilitate shareholders to make enquiries pursuant to Articles of Association.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2018 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2017 on 15 May 2018. The audit fee for 2018 is RMB 47.58 million (including audit fee of internal control), which was approved at the 5th meeting of the seventh session of the Board. The annual financial statements have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers. The Chinese certified accountants signing the report are Zhao Jianrong and Xu Xia from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to the Company.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the Directors, Supervisors or other Senior Management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 52; for information about meeting held by Board Committees, please refer to page 54; for information about tenure of non-executive directors, please refer to page 69; for information about equity interests of Directors, Supervisors and other senior Management, please refer to page 45; for information about the biographies and annual remuneration of Directors, Supervisors and other senior Management, please refer to page 64 to page 78.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the directors’ report for the year ended 31 December 2018 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held seven (7) Board meetings. The details are as follows:

(1)
The 16th meeting of the sixth session of the Board was held by written resolution on 8 February 2018, whereby the proposals in relation to the appointment of senior management of the Company and the revision of the internal control manual (version 2018) were approved at the meeting.

(2)
The 17th meeting of the sixth session of the Board was held by on site meeting and via video conference on 23 March 2018, whereby the proposals in relation to the following matters were approved: (i) the Work Report of the sixth session of the Board, (ii) the Work Report of the sixth Session of the Senior Management, (iii) Financial results and business performance of the Company for the year 2017(including a. provision for impairment for the year 2017; b. The connected transactions for the year 2017; c. Profit distribution plan for the year 2017; d. Audit costs for the year 2017; e. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company), (iv) 2017 Communication on Progress for Sustainable Development of Sinopec Corp., (v) Financial Statements of Sinopec Corp. for the year 2017, (vi) Annual Report and form 20F of the Company for the year 2017, (vii) Internal control assessment report of Sinopec Corp. for the year 2017, (viii)Re-appointment of external auditors of Sinopec Corp. for the year of 2018 and to authorise the Board to determine their remunerations, (ix) Provision of Guarantee for Zhong An United Coal Chemical Co., Ltd. by Sinopec Corp. (x) the service contracts between Sinopec Corp. and the Directors of the seventh session of the Board (including emolument provisions) and service contracts between Sinopec Corp. and the Supervisors of the seventh session of the Board of Supervisors(including emolument provisions) (xi) the establishment of Board committees (xii) the amendments to the Articles of Association of Sinopec Corp. (xiii) the amendments to the rules and procedures of the Board meetings, (xiv)the re-election of the Board of Directors, (xv) the re-election of the Board of Supervisors, (xvi)to authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2018, (xvii)authorising the Board to determine the proposed plan for issuance of debt financing instrument(s) (xviii) granting to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp., (xix)Convening the annual general meeting of Sinopec Corp. for the year 2017 and to dispatch the notice of the annual general meeting.

(3)
The 18th meeting of the sixth session of the Board was held by written resolution on 26 April 2018, whereby the proposal in relation to the first quarterly results of the Company for the three months ended 31 March 2018 was approved.

(4)
The 1st meeting of the seventh session of the Board was held by on site meeting on 15 May 2018, whereby the proposals in relation to the following matters were approved: (i) the election of the Chairman of the seventh session of the Board, (ii) the adjustment of members of the Board Committees including Strategy Committee, Audit Committee, Remuneration Committee,Nomination Committee and Social Responsibility Management Committee, (iii) the appointment of the President of Sinopec Corp., (iv) the appointment of Senior Vice Presidents, Chief Financial Officer and Vice Presidents of Sinopec Corp., (v) the appointment of the Secretary to the Board, the authorised representative of Sinopec Corp. to Hong Kong Stock Exchange and the representative on securities matters. And authorise the Secretary to the Board to handle the above-mentioned matters and to sign relevant documents.

(5)
The 2nd meeting of the seventh session of the Board was held by written resolution on 10 July 2018, whereby the proposal on the proposed establishment of Sinopec Capital by Sinopec Corp. with China Petrochemical Corporation was approved.

(6)
The 3rd meeting of the seventh session of the Board was held by on site meeting on 24 August 2018, whereby the proposals in relation to the following matters were approved: (i) the report on the fulfillment of the key targets for the first half of the year 2018 and the work arrangements for the second half of the year 2018, (ii) Financial results and business performance of the Company for the first half of the year 2018 (including a. the 2018 interim dividend distribution plan; b. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company), (iii) the financial statements for the first half of the year 2018, (iv) interim report for the six months ended 30 June 2018, (v) Three years rolling development plan of Sinopec Corp. (2018 to 2020). (vi) to propose to the general meeting for election of the Directors of the Board. (vii) the continuing connected transactions for three years from 2019 to 2021 (viii) to propose to the general meeting for election of the first extraordinary general meeting of Sinopec Corp. for the year 2018 and to dispatch the notice of the meeting.

(7)
The 4th meeting of the seventh session of the Board was held by written resolution on 30 October 2018, whereby the proposals in relation to (i) the third quarterly report for three months ended 30 September 2018, (ii) the nomination and appointment of the President of Sinopec Corp., (iii) the appointment of Senior Vice Presidents of Sinopec Corp. were approved.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the Articles of Association, all members of the Board diligently implemented the resolutions approved at the general meetings of Sinopec Corp., and have completed all the tasks delegated to them at the general meetings.

3	DIRECTORS’ ATTENDANCE TO THE BOARD MEETINGS AND TO THE GENERAL MEETINGS.

(1)	The Directors’ attendance to the sixth session of the Board Meetings and the General Meeting.

Director Titles	Names	Board Meetings					General Meetings.
		No. of meeting held	Actual Attendance	Attended By communication	Attended by proxy	Absent	No. of meeting held	Actual Attendance
Vice Chairman	Dai Houliang	3	1	2	0	0	1	1
Director	Li Yunpeng	3	1	2	0	0	1	1
Director	Wang Zhigang	0	0	0	0	0	0	0
Director	Zhang Haichao	0	0	0	0	0	0	0
Director	Jiao Fangzheng	3	0	2	1	0	1	1
Director	Ma Yongsheng	3	0	2	1	0	1	0
Independent Director	Jiang Xiaoming	3	1	2	0	0	1	0
Independent Director	Andrew Y. Yan	3	1	2	0	0	1	0
Independent Director	Tang Min	3	1	2	0	0	1	1
Independent Director	Fan Gang	3	0	2	1	0	1	0

(2)	The Directors’ attendance to the seventh session of the Board Meeting and the General Meeting.

Director Titles	Names	Board Meetings					General Meetings.
		No. of meeting held	Actual Attendance	Attended By communication	Attended by proxy	Absent	No. of meeting held	Actual Attendance
Chairman	Dai Houliang	4	2	2	0	0	1	1
Director	Li Yunpeng	4	2	2	0	0	1	0
Director	Yu Baocai	1	0	1	0	0	0	0
Director	Jiao Fangzheng	1	1	0	0	0	0	0
Director	Ma Yongsheng	4	0	2	2	0	1	0
Director	Ling Yiqun	4	1	2	1	0	1	1
Director	Liu Zhongyun	4	1	2	1	0	1	0
Director	Li Yong	4	1	2	1	0	1	1
Independent Director	Tang Min	4	1	2	1	0	1	1
Independent Director	Fan Gang	4	2	2	0	0	1	0
Independent Director	Cai Hongbin	4	1	2	1	0	1	0
Independent Director	Ng, Kar Ling Johnny	4	2	2	0	0	1	0

1.	No directors were absent from two consecutive Board meetings.
2.	Mr Wang Zhigang, Mr. Zhang Haichao resigned as directors of the Board on 29 January 2018.
3.	Mr. Jiao Fangzheng resigned as director of the Board on 7 June 2018.
4.	Independent Director Mr. Jiang Xiaoming, Mr. Andrew Y. Yan have not been directors of the board since 15 May 2018.
5.	Pursuant to the Hong Kong Listing Rules, attended by proxy was not counted as attendance by the director himself.

4	MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the Audit Committee held six (6) meetings. Strategy Committee held two (2) meetings, the Remuneration Committee held one (1) meeting, the Social Responsibility Management Committee held one (1) meeting, and the Nomination Committee held two (2) meetings. All members of each committee had attended the relevant meetings. Details of those meetings are as follows:

(1)
The 11th meeting of the sixth session of the Audit Committee was held by written resolutions on 8 February 2018, whereby the proposal in relation to the revision of the internal control manual (version 2018) was approved at the meeting.

(2)
The 12th meeting of the sixth session of the Audit Committee was held by on site meeting on 21 March 2018, whereby the following matters were approved at the meeting: (i) Financial results, business performance and other related matters of the Company for the year 2017 (including a. provision for impairment for the year 2017; b. the connected transactions for the year 2017; c. profit distribution plan for the year 2017; d. audit costs for the year 2017; e. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company), (ii) Annual Report and 20F for the year 2017; (iii) Financial Statements of Sinopec Corp. for the year 2017; (iv) Internal control assessment report of the Company for the year 2017; (v) Work report on the internal auditing for the year 2017. Reports on the auditing work of the financial statements for the year 2017 prepared by the domestic and overseas auditors were also reviewed at the meeting.

(3)
The 13th meeting of the sixth session of Audit Committee was held by written resolution on 26 April 2018, whereby the first quarterly report for three months ended 31 March 2018 was approved at the meeting.

(4)
The 1st meeting of the seventh session of Audit Committee was held by written resolution on 10 July 2018, whereby the proposal in relation to the the proposed establishment of Sinopec Capital by Sinopec Corp. with China Petrochemical Corporation was approved.

(5)
The 2nd meeting of the seventh session of Audit Committee was held by on site meeting on 22 August 2018, whereby (i) Financial statements for the first half year of 2018; (ii)Interim report for the first half year of 2018; (iii) Business performance and financial results of the first half year of 2018; (iv) Reports on internal auditing work for the first half year of 2018;. (v) the continuing connected transactions for three years from 2019 to 2021 were approved at the meeting.

(6)
The 3rd meeting of the seventh session of the Audit Committee was held by written resolution on 29 October 2018, whereby the third quarterly report for three months ended 30 September 2018 was approved at the meeting.

(7)
The 5th meeting of the sixth session of the Strategy Committee was held by written resolution on 21 March 2018, whereby the proposal in relation to the proposed 2018 investments plan was approved at the meeting.

(8)
The 1st meeting of the seventh session of the Strategy Committee was held by written resolution on 22 August 2018, whereby the proposal in relation to three years rolling development plan of Sinopec Corp. (2018-2020) was approved at the meeting.

(9)
The 3rd meeting of the sixth session of the Remuneration Committee was held by written resolution on 21 March 2018, whereby the proposals in relation to implementation of the remuneration rules for directors, supervisors and other senior management for 2017 and the report of the remuneration for directors of the seventh session of the Board and for supervisors of the seventh session of the Board of Supervisors were reviewed and approved at the meeting.

(10)
The 3rd meeting of the sixth session of the Social Responsibility Management Committee was held by written resolution on 21 March 2018, whereby the 2017 Communication on Progress for the Sustainable Development of Sinopec Corp. was approved at the meeting.

(11)
The 1st meeting of the seventh session of the Remuneration Committee was held by written resolution on 22 August 2018, whereby the proposal in relation to the election of the directors of the Board for general meeting’s approval was approved.

(12)
The 2nd meeting of the seventh session of the Remuneration Committee was held by written resolution on 29 October 2018, whereby the proposals in relation to the appointment of the President and Senior Vice Presidents of Sinopec Corp. were approved.

5	BOARD COMMITTEES HAVE ISSUED REVIEW OPINIONS WITHOUT ANY OBJECTION TO THE BOARD WHEN PERFORMING THEIR DUTIES DURING THE REPORT PERIOD.

6	BUSINESS PERFORMANCE
The financial results of the Company for the year ended 31 December 2018, which is prepared in accordance with IFRS and the financial position as at that date and the accompanying analysis are set out from page 152 to page 211 in this annual report. The Company’s business review, discussions and analysis on business performance using financial key performance indicators and the material factors underlying our results and financial position during the reporting period, particulars of significant events affecting the Company and the prospects of the Company’s business are disclosed in this annual report under the relevant sections of Chairman’s Address, Business Review and Prospects, Management’s Discussion and Analysis and Significant Events. All the sections above constitute parts of this Report of the Board of Directors.

7	DIVIDEND
The profit distribution policy of Sinopec Corp. maintains consistency and steadiness, and considers the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. gives priority to adopting cash dividends for profit distribution, and is able to deliver an interim profit distribution. When the net profits and retained earnings of the Company are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of the Company realised during the corresponding year.

The profit distribution plan of Sinopec Corp. for the corresponding year will be carried out in accordance with the policy and procedures stipulated in the Articles of Association, with the advice of minority shareholders being heard and considered. Meanwhile, the independent directors will issue independent opinions.

Proposals for dividend distribution
At the 5th meeting of the seventh session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.26 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.16 (tax inclusive) per share, the total dividend for the whole year is RMB 0.42 (tax included) per share.

The final cash dividend will be distributed on or before 21 June 2019 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 10 June 2019 (Monday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 3 June 2019 (Monday) for registration. The H shares register of members of Sinopec Corp. will be closed from 4 June 2019 (Tuesday) to 10 June 2019 (Monday) (both dates inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2018	2017	2016
Cash dividends (RMB/Share, tax inclusive)	0.42	0.50	0.249
Total amount of cash dividends (RMB billion, tax inclusive)	50.85	60.54	30.15
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB billion)	61.618	51.12	46.42
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	82.52	118.42	64.95

Note:	The final cash dividend for 2018 is subject to the approval at the 2018 annual general meeting.

The aggregate cash dividend declared by Sinopec Corp. during three years from 2016 to 2018 is RMB 1.169 per share, and the total dividend payment from 2016 to 2018 as a percentage of average net profit in the three years is 266.8%.

8	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial statements as well as ensuring its effective implementation. In 2018, the Board assessed and evaluated the internal control of Sinopec Corp. according to the Basic Standard for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and Assessment Guidelines for Enterprise Internal Control. There were no material defects in relation to the internal control system as of 31 December 2018. The internal control system of Sinopec Corp. related to the financial statements is sound and effective.

2018 Internal Control Assessment Report of Sinopec Corp. was reviewed and approved at the 5th meeting of the seventh Session of the Board on 22 March 2019, and all members of the Board warrant that the contents of the report are true, accurate and complete, and there are no false representations, misleading statements or material omissions contained in the report.

9	DURING THIS REPORTING PERIOD, THE IMPLEMTATION OF ENVIRONMENTAL POLICIES BY THE COMPANY
The Company did not violate any environmental policy during the reporting period. Details with regard to the Company’s performance in relation to environmental and social-related policies and performances are provided in the Chairman’s Address and Business Review and Prospects in this annual report as well as the 2018 Communication on Progress for the Sustainable Development of Sinopec Corp. Those disclosures in relation to the environmental policies constitute part of the Report of the Board of Directors.

10	DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE LAWS OR REGULATIONS WHICH HAVE A MATERIAL IMPACT ON THE COMPANY

11	MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total value of the purchasing from the top five crude oil suppliers of the Company accounted for 46.6% of the total value of the crude oil purchasing by the Company, of which the total value of the purchasing from the largest supplier accounted for 14.8% of the total value of the crude oil purchasing by the Company.

The total sales value to the five largest customers of the Company in 2018 was RMB 231,305 million, accounted for 8% of the total sales value of the Company, of which the sales value to the connected party (Sinopec group) among the five largest customers was RMB 92,475 million, accounted for 3.2% of the total sales value for the year.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other four largest customers of the Company were independent third parties. There were no supplier, customer, employee or others that have a significant impact on the Company and on which the Company’s success depends.

12	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of the Company as of 31 December 2018 are set out in Note 29 to the financial statements prepared in accordance with IFRS in this annual report.

13	FIXED ASSETS
During this reporting period, changes to the fixed assets of the Company are set out in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

14	RESERVES
During this reporting period, the changes to the reserves of the Company are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

15	DONATIONS
During this reporting period, the amount of charity donations made by the Company amounted to RMB 0.18 billion.

16	PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights. Therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

17	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

18	DIRECTORS’ INTERESTS IN COMPETING BUSINESS
For details for the positions held by the directors of Sinopec Corp. in the Sinopec Group during the reporting period, please refer to the section “Directors, Supervisors, Senior Management and Employees” of this annual report.

19	DIRECTORS’ INTERESTS IN CONTRACTS
No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Company to which Sinopec Corp. or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the reporting period.

20	MANAGEMENT CONTRACTS
No contracts concerning management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the reporting period.

21	PERMITTED INDEMNITY PROVISIONS
During the reporting period, Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties. The permitted indemnity provisions are stipulated in such directors liability insurance in respect of the liabilities and costs associated with the potential legal proceedings that may be brought against such directors.

22	EQUITY-LINKED AGREEMENTS

As of 31 December 2018, the Company has not entered into any equity-linked agreement.

23	OIL & GAS RESERVE APPRAISAL PRINCIPLES
We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or RMC, at the headquarters level oversees the overall reserves estimation process including organisation, coordination, monitoring and major decision-making, and reviews the reserves estimation of our Company. Each of our branches has a reserves management committee that manages and coordinates the reserves estimation, organises the estimation process and reviews the reserve estimation report at the branch level.

Our RMC is led by President of our Company, related departments of headquarter, Petroleum Exploration and Production Research Institute of Sinopec (PEPRIS) and senior managers of oilfield branches. Mr. Ma Yongsheng, the chairman of RMC is President of Sinopec Corp., an academician of the Chinese academy of Engineering with over 30 years of experience in oil and gas industry. A majority of our RMC members hold Ph.D. or master’s degrees, and our members have an average of 20 years of technical experience in relevant professional fields, such as geology, engineering and economics.

Our reserves estimates are guided by procedural manuals and technical guidance formulated by the company. A number of working divisions at the production bureau level, including the exploration, development and financial divisions are responsible for initial collection and compilation of information about reserves. Experts from exploration, development and economic divisions prepare the initial report on the reserves estimate which is then reviewed by the RMC at the subsidiary level to ensure the qualitative and quantitative compliance with technical guidance as well as its accuracy and reasonableness. We also engage outside consultants to assist in our compliance with the rules and regulations of the U.S. Securities and Exchange Commission. Our reserves estimation process is further facilitated by a specialised reserves database, which is improved and updated periodically.

24	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company rank first in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys a strong technical.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

25	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. The Company’s business could also be adversely affected by other factors such as the impact on export due to trade protectionism from certain countries, impact on import which is likely caused by regional trade agreements, and negative impact on the investment of overseas oil and gas exploration and development and refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to some extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of refined oil import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses and the right of tenure, and further improvement in pricing mechanism of refined oil products, gas stations investment are fully opened overseas, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuate sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy, and as required by the new procedure and management of investment decision-making issued in 2017, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realized price of crude oil is based on international oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: the Company has a well- established network safety system, information infrastructure and operation system, and network safety information platform, devotes significant resources to protecting our digital infrastructure and data against cyber-attacks, if our systems against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injury to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

By Order of the Board
Dai Houliang
Chairman

Beijing, China, 22 March 2019

REPORT OF THE BOARD OF SUPERVISORS

Dear Shareholders:

In 2018, the Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the supervision process of decision making, carefully reviewed and effectively supervised the major decisions of the Company, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held five (5) meetings in total, and mainly reviewed and approved the proposals in relation to the Company’s periodic report, financial statements, communication on progress for sustainable development, internal control assessment report, working report of the Board of Supervisors and continuing connected transactions etc.

On 23 March 2018, the 13th meeting of the sixth session of the Board of Supervisors was held, and the proposals in relation to Annual Report of Sinopec Corp. for 2017, the Financial Statements of Sinopec Corp. for 2017, 2017 Communication on Progress for Sustainable Development of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2017, Work Report of the Board of Supervisors of Sinopec Corp. for 2017, Work Report of the Sixth Session of the Board of Supervisors of Sinopec Corp., were reviewed and approved at the meeting.

On 26 April 2018, the 14th meeting of the sixth session of the Board of Supervisors was held, and the proposal in relation to the First Quarterly Report of Sinopec Corp. for 2018 was reviewed and approved at the meeting.

On 15 May 2018, the 1st meeting of the seventh session of the Board of Supervisors was held, and Mr. Zhao Dong was elected as Chairman of the Board of Supervisors of Sinopec Corp.

On 24 August 2018, the 2nd meeting of the seventh session of the Board of Supervisors was held, and the Interim Report of Sinopec Corp. for 2018, the Interim Financial Statements of Sinopec Corp. for 2018 and Proposal of Continuing Connected Transactions from 2019 to 2021 were reviewed and approved at the meeting.

On 30 October 2018, the 3rd meeting of the seventh session of the Board of Supervisors was held, and the Third Quarterly Report of Sinopec Corp. for 2018 was reviewed and approved at the meeting.

In addition, the supervisors attended the general meetings of shareholders and attended meetings of the Board. The Board of Supervisors also organised supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC, which have further improved the Supervisors’ capabilities in performing supervisory duties.

Through supervision and inspection on the production and operation management as well as financial management conditions, the Board of Supervisors and all the supervisors conclude that under the fluctuation of international crude oil prices and severe operating environment of excessive supply of refined oil products in domestic market in 2018, the Company took advantage of its integrated value chain to accelerate the Company’s transformation and focused on improving quality and efficiency; made every effort to expand the market, reinforce its management, strictly control costs, promote the deepening reform, promote transformation and development, all contributing to a hard-won business result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board and the senior management of Sinopec Corp. performed their responsibilities pursuant to relevant laws and regulations, and implemented efficient management. The Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues concerning change in growth mode, structure adjustment, as well as development and profitability. The senior management diligently executed the resolutions approved by the Board, continued to deepen the reform, focus on innovations and compliance operations, intensified refined management and strived to tap potentials and enhance efficiency, optimise business structures, committed to achieving the target of sustaining profit and growth set by the Board. During the reporting period, the Board of Supervisors did not discover any behavior of any director or senior management which violated laws, regulations, or the Articles of Association, or was detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2018 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial results and operation performance. The dividend distribution plan was made after comprehensive consideration of the long-term interests of Sinopec Corp. and the interests of the shareholders. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is effective. No material defects of internal control were found. In the meantime, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information disclosed in the Communication on Progress for Sustainable Development was in Compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

Fourthly, the consideration for the equity investment made by Sinopec Corp. was fair and reasonable, neither insider trading, damage to shareholders’ interest nor losses of corporate assets was discovered.

Fifthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of domestic and overseas listing exchanges. The pricing of all the connected transaction was fair and reasonable. No insider trading or asset loss which is detrimental to the interests of Sinopec Corp. or its shareholders was discovered.

In 2019, the Board of Supervisors and each supervisor will continue to follow the principle of due diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, strictly review the significant decisions, strengthen the process control and supervision, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

Zhao Dong
Chairman of the Board of Supervisors
22 March 2019

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Dai Houliang, aged 55, Chairman of the Board of Directors of Sinopec Corp. Mr. Dai is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Dai is the alternate member of the nineteenth Central Committee of the Communist Party of China. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Director, Senior Vice President and CFO of Sinopec Corp.; in June 2008, he served as a member of the Leading Party Member Group of China Petrochemical Corporation; in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Ltd.; in May 2016, he was appointed as the President and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation and since August 2016, he was elected as the Vice Chairman of the Board; between August 2016 and October 2018, he acted as President of Sinopec Corp.; in July 2018, he was appointed as the Chairman of the Board of Sinopec Petrochemical Corporation; in May 2018, he was appointed as the Chairman of the Board.

Li Yunpeng, aged 59, Director of Sinopec Corp. Mr. Li is a senior administration engineer with a master degree in engineering. In January 1998, he was appointed as deputy General Manager of Executive Division of China Ocean Shipping (Group) Company (“COSCO”); in September 1998, he served as Deputy Secretary of Discipline Inspection Committee, Director of Supervision Office and concurrently served as General Manager of Supervision Division of COSCO; in November 1999, he was appointed as General Manager of Human Resource Division of COSCO; and in September 2000, he served as Head of the Party Organisation Department of COSCO; in December 2000, he was appointed as Secretary of Communist Youth League Committee of COSCO; in April 2003, he was appointed as Assistant President of COSCO; in April 2004, he served as a member of the Leading Party Member Group and Team Leader of the Discipline Inspection Group of the Leading Party Member Group of COSCO; in December 2011, he was appointed as Vice President and a member of the Leading Party Member Group of COSCO; in June 2013, he served as President and a member of the Leading Party Member Group of COSCO; in July 2013, he served as Director of COSCO; and in February 2017, Mr. Li was appointed as Deputy Secretary of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In June 2017, he was elected as Director of Sinopec Corp.

Yu Baocai, aged 53, Director of Sinopec Corp. Mr. Yu is a senior engineer and master in economics. In September 1999, Mr. Yu was appointed as the Deputy General Manager of Daqing Petrochemical Company; In December 2001, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; In September 2003, he was appointed as the General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; In June 2007, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and the General Manager of Lanzhou Petroleum & Chemical Company; He had been a member of the Leading Party Member Group and the Deputy General Manager of China National Petroleum Corporation since September 2008 and had been acting concurrently as director of Petrochina Company Limited since May 2011; Since June 2018, he has been a member of the Leading Party Member Group and the Vice President of China Petrochemical Corporation. In August 2018, he was appointed concurrently as Chairman of Sinopec Enginnering (Group) Co., Ltd. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.

Ma Yongsheng, aged 57, Director and President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is the member of the thirteenth national committee of CPPCC. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.; in February 2016, he was elected as Director of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in October 2018, he was appointed as President of Sinopec Corp.

Ling Yiqun, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as the President of Sinopec Qilu Company; in December 2016, he was elected concurrently as Chairman of Board of Directors of Sinopec Engineering(Group) Co., Ltd.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation and in February 2018, he was appointed as Senior Vice President of Sinopec Corp. In May 2018, he was elected as Director of Sinopec Corp.

Liu Zhongyun, aged 55, Director and Senior Vice President of Sinopec Corp. Mr. Liu is a professor level senior engineer with a Ph.D. in engineering. In December 2002, he was appointed as a standing committee member of CPC Committee and Director of the Party Organisation Department of Shengli Petroleum Administration Bureau; in November 2004, he was appointed as Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, he was appointed as Manager of Sinopec Shengli Oilfield Branch; in December 2008, he was appointed as Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Limited; in July 2010, he was appointed as General Manager of Sinopec Northwest Oilfield Company, Director General of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation, and in May 2015, he was elected as Supervisor of Sinopec Corp.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; in February 2018, he was appointed as Senior Vice President of Sinopec Corp. In December 2018, he was appointed concurrently as the Chairman of Sinopec Oilfield Service Corporation. In May 2018, Mr. Liu was elected as Director of Sinopec Corp.

Li Yong, aged 55, Director of Sinopec Corp. Mr. Li is a senior engineer with a master degree. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of China National Offshore Oil Corporation (China) Limited; in October 2005, he was appointed as Executive Vice President of China Oilfield Services Limited; in April 2009, he was appointed as President of China Oilfield Services Limited; in September 2010, he was appointed as Chief Executive Officer and President of China Oilfield Services Limited; in July 2012, he was appointed as the Chief Executive Officer, President and Secretary of CPC Committee of China Oilfield Services Limited; in June 2016, he was appointed as Assistant President of China National Offshore Oil Corporation and Executive Vice President of China National Offshore Oil Corporation Limited, as well as Chief Director (General Manager) and Secretary of CPC Committee of China National Offshore Oil Corporation Bohai Petroleum Administration Bureau (China National Offshore Oil Corporation (China) Limited Tianjin Branch); in March 2017, he was appointed as Vice President of China Petrochemical Corporation, and since July 2017, he concurrently served as Vice Chairman of the Board of Directors, President and Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation, as well as Chairman of Board of Directors and President of Sinopec International Petroleum Exploration and Production Limited. In May 2018, he was elected as Director of Sinopec Corp.

Tang Min, aged 65, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. in economics. He presently acts as Counsellor of the State Council of the PRC and Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Baoshang Bank Co., Ltd, and Independent Director of China Minmetals Development Co., Ltd. He was an economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; Deputy Representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and Deputy Secretary-General of the China Development Research Foundation between 2007 and 2010. In May 2015, he acted as Independent Director of Sinopec Corp.

Fan Gang, aged 65, Independent Director of Sinopec Corp. Mr. Fan has a Ph.D. in economics. He presently acts as Vice President of China Society of Economic Reform, Head of the National Economic Research Institution of China Reform Foundation, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and between 2015 and 2018, he served as a member of the Monetary Policy Committee of the People’s Bank of China. Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. In May 2015, he acted as Independent Director of Sinopec Corp.

Cai Hongbin, aged 51, Independent Director of Sinopec Corp. Mr. Cai is dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at University of California, Los Angeles; since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as the dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Professor Cai Hongbin is a member of the 12th National People’s Congress and a member of Beijing Municipal Committee of Chinese People’s Political Consultative Conference, serving as member of the eleventh Central Committee of China Democratic League, deputy Chairman of Beijing Municipal Committee of China Democratic League, and a special auditor of the National Audit Office. Mr. Cai once served as external director of China Petrochemical Corporation, independent directors of China Unicom and China Everbright Bank, etc. Mr. Cai currently serves as independent director of CCB International (Holdings) Ltd., Rightway Holdings Co., Ltd. and Beijing Landsky Environmental Technology Co., Ltd., In May 2018, Mr. Cai acted as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 58, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing certified public accountant in Hong Kong, a practicing auditor and certified public accountant in Macau, a fellow member of the Hong Kong Institute of Certified Public Accountants (FCPA), a fellow member of the Association of Chartered Certified Accountant (FCCA), and a member of the Institute of Chartered Accountants in England and Wales (AICAEW). Mr. Ng obtained a Bachelor’s degree and a Master’s degree in Business Administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and the Vice Chairman of KPMG (China) from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director and Chairman of the audit committee of China Vanke Co., Ltd. In May 2018, Mr. Ng acted as Independent Director of Sinopec Corp.

LIST OF MEMBERS OF THE BOARD

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by in 2018 (RMB 1,000, before tax)	Whether paid by the holding Company	Equity interests in Sinopec Corp.
							(as at 31 December)
							2018	2017
Dai Houliang	Male	55	Chairman	2009.05-2021.05	467.8	No	0	0
Li Yunpeng	Male	59	Board Director	2017.06-2021.05	—	Yes	0	0
Yu Baocai	Male	53	Board Director	2018.10-2021.05	—	Yes	0	0
Ma Yongsheng	Male	57	Board Director, President	2016.02-2021.05	394.6	No	0	0
Ling Yiqun	Male	56	Board Director, Senior Vice President	2018.05-2021.05	—	Yes	13,000	13,000
Liu Zhongyun	Male	55	Board Director, Senior Vice President	2018.05-2021.05	—	Yes	0	0
Li Yong	Male	55	Board Director	2018.05-2021.05	—	Yes	0	0
Tang Min	Male	65	Independent Director	2015.05-2021.05	333.3	No	0	0
Fan Gang	Male	65	Independent Director	2015.05-2021.05	333.3	No	0	0
Cai Hongbin	Male	51	Independent Director	2018.05-2021.05	233.3	No	0	0
Ng, Kar Ling Johnny	Male	58	Independent Director	2018.05-2021.05	233.3	No	0	0

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by in 2018 (RMB 1,000, before tax)	Whether paid by the holding Company	Equity interests in Sinopec Corp.
							(as at 31 December)
							2018	2017
Wang Zhigang	Male	61	Former Director and Senior Vice President	2006.05-2018.01	48.29	No	0	0
Zhang Haichao	Male	61	Former Director and Senior Vice President	2015.05-2018.01	—	Yes	0	0
Jiao Fangzheng	Male	56	Former Director and Senior Vice President	2015.05-2018.06	—	Yes	0	0
Jiang Xiaoming	Male	65	Former Independent Director	2012.05-2018.05	12.50	No	0	0
Yan Yan	Male	61	Former Independent Director	2012.05-2018.05	12.50	No	0	0

Note	1: Mr. Dai Houliang received remuneration from the Company from January 2018 to October 2018.
2: Mr. Ma Yongsheng receives remuneration from the Company since November 2018.

(2)	Supervisors
Zhao Dong, aged 48, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. In July 2002, he was appointed as chief accountant and general manager of financial assets department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as deputy chief accountant and general manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as vice general manager of CNPC Nile Company and in August 2013, he was appointed as general manager of CNPC Nile Company; in November 2015, he was appointed as chief financial officer of PetroChina Company Limited. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016; in June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 54, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation and since December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp. Since December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp. In May 2018, he was elected as Supervisor of Sinopec Corp.

Yang Changjiang, aged 58, Supervisor of Sinopec Corp. Mr. Yang is a professor-level senior administration engineer with a Master’s degree. In October 2007, he was appointed as a standing committee member of CPC Committee of Shengli Petroleum Administration Bureau; in April 2009, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Committee of Shengli Petroleum Administration Bureau, as well as a standing committee member of CPC Committee of Dongying City, Shandong Province; in December 2012, he was appointed as Secretary of CPC Committee and Deputy Director of Southwest Petroleum Bureau, Deputy General Manager of Sinopec Southwest Oil & Gas Company and a member of the Coordination Committee of Sinopec Southwest Petroleum Bureau, Sinopec Southwest Oil & Gas Company and Sinopec Southern Exploration Company; in December 2016, he was appointed as Secretary of CPC Committee and Deputy Director General of Shengli Petroleum Administration Bureau, and Deputy General Manager of Shengli Oilfield Company; in October 2017, he was appointed as Secretary of CPC Committee and Deputy General Manager of Shengli Petroleum Administration Bureau Co., Ltd., and Deputy General Manager of Sinopec Shengli Oilfield Company. Since March 2018, he has served as Director General of Party Affairs and Employee Relations Department (Leading Party Member Group Office), Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Trade Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

Zhang Baolong, aged 59, Supervisor of Sinopec Corp. Mr. Zhang is a professor-level senior economist with a Master degree. In July 1995, he served as General Manager of Hong Kong Century Bright Capital Investment Limited; in August 1996, he served as Deputy General Manager of Sinopec Finance Co., Ltd.; in December 2001, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum & Chemicals Co., Ltd.; in August 2004, he was appointed concurrently as Secretary of Disciplinary Inspection Committee of China International United Petroleum & Chemicals Co., Ltd.; since March 2006, he has served as General Manager and Secretary of CPC Committee of Sinopec Finance Co., Ltd. In June 2018, he was appointed as Deputy Director of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 58, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp and Director General of China Petrochemical Corporation Audit Bureau. In September 2018, he was appointed as Chief Representative of Sinopec Corp. Hong Kong Office. In May 2006, he was elected as Supervisor of Sinopec Corp.

Zhou Hengyou, aged 55, Employee’s Representative Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and with a master degree. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Vice Chairman of Trade Union of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011, he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office of China Petrochemical Corporation and Director General of President’s office of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; and in May 2015, he was elected as Supervisor of Sinopec Corp. In May 2018, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 55, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in December 2017, he was appointed as the Director General of Refining Department of Sinopec Corp.; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Xizhi, aged 56, Employee’s Representative Supervisor of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrent General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company. In January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he served a interim position at the Standing Committee of the CPC Anqing Municipal Committee. In July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. Since April 2017, Mr. Yu has been Director General of Human Resources Department of Sinopec Corp. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

LIST OF MEMBERS OF THE BOARD OF SUPERVISORS

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by in 2018 (RMB 1,000, before tax)	Whether paid by the holding Company	Equity interests in Sinopec Corp.
							(as at 31 December)
							2018	2017
Zhao Dong	Male	48	Chairman of the Board of Supervisors	2017.06-2021.05	—	Yes	0	0
Jiang Zhenying	Male	54	Supervisor	2018.05-2021.05	—	Yes	0	0
Yang Changjiang	Male	58	Supervisor	2018.05-2021.05	—	Yes	0	0
Zhang Baolong	Male	59	Supervisor	2018.05-2021.05	—	Yes	0	0
Zou Huiping	Male	58	Supervisor	2006.05-2021.05	1,034.7	No	0	0
Zhou Hengyou	Male	55	Employee’s Representative Supervisor	2018.05-2021.05	340.8	No	0	0
Yu Xizhi	Male	56	Employee’s Representative Supervisor	2017.06-2021.05	1,008.6	No	0	0
Yu Renming	Male	55	Employee’s Representative Supervisor	2010.12-2021.05	984.1	No	0	0

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by in 2018 (RMB 1,000, before tax)	Whether paid by the holding Company	Equity interests in Sinopec Corp.
							(as at 31 December)
							2018	2017
Liu Zhongyun	Male	55	Former Supervisors	2015.05-2018.02	—	Yes	0	0
Zhou Hengyou	Male	55	Former Supervisors	2015.05-2018.05	—	Yes
Jiang Zhenying	Male	54	Former Employee’s Representative Supervisor	2010.12-2018.05	—	Yes	0	0

Note: Mr. Zhou Hengyou receives remuneration from the Company since May 2018.

(3)	Other Members of Senior Management
Lei Dianwu, aged 56, Senior Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd. in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd. in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in May 2009, he was appointed as Vice President of Sinopec Corp.; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; in June 2018, he was appointed concurrently as Director General of International Cooperation Department of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Chen Ge, aged 56, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a master degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp. In December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp. In April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp. From April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In July 2010, he was appointed as Assistant to President of China Petrochemical Corporation. From December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office. In November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation. In December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Wang Dehua, aged 52, Chief Financial Officer of Sinopec Corp. Mr.Wang is a senior accountant with university diploma. In January 2001, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in May 2014, he was appointed as Acting Director General of Finance Department of Sinopec Corp.; in October 2015, he was promoted to Director General of Finance Department of Sinopec Corp.; in November 2015, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in August 2016, he was appointed as Director General of Finance Department of Sinopec Corp.. Mr. Wang now concurrently acts as Vice Chairman of Sinopec Finance CO., Ltd. in September 2016, he was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 55, Vice President of Sinopec Corp. Mr. Zhao is a Professor level Senior Engineer with a master degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; and in December 2017, he was appointed as the Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 52, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; In June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation. In July 2018, he was appointed concurrently as Chairman, President and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

LIST OF MEMBERS OF THE SENIOR MANAGEMENT

			Position in	Remuneration paid by Sinopec Corp. in 2018 (RMB 1,000,	Whether paid by the holding	Equity interests in Sinopec Corp. (as of 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	Company	2018	2017
Lei Dianwu	Male	56	Senior Vice President	1,155.6	No	0	0
Chen Ge	Male	56	Senior Vice President	129.7	No	0	0
Wang Dehua	Male	52	CFO	1,130.0	No	0	0
Zhao Rifeng	Male	56	Vice President	606.6	No	0	0
Huang Wensheng	Male	52	Vice President, Board Secretary	1,130.0	No	0	0

			Position in	Remuneration paid by Sinopec Corp. in 2018 (RMB 1,000,	Whether paid by the holding	Equity interests in Sinopec Corp. (as of 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	Company	2018	2017
Chang Zhenyong	Male	60	Former Vice President	749	No	0	0

Note:	Mr. Chen Ge receives remuneration from the Company since November 2018.

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 29 January 2018, Mr. Wang Zhigang resigned as director, member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp. due to his age.

On 29 January 2018, Mr. Zhang Haichao resigned as director, member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp. due to his age.

On 7 February 2018, Mr. Liu Zhongyun resigned as the supervisor of Sinopec Corp. due to change of working arrangement.

On 8 February 2018, Mr. Lin Yiqun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Liu Zhongyun was appointed as Senior Vice President of Sinopec Corp.

On 8 February 2018, Mr. Zhao Rifeng was appointed as Vice President of Sinopec Corp.

On 15 May 2018, the members of the Seventh Session of the Board of Directors and the Board of Supervisors (non-employee representative supervisors) were elected at the 2017 general meeting of shareholders. The 1st meeting of the Seventh Session of Board held at the same date elected Chairman of the Board and appointed senior management. The 1st meeting of the Seventh Session of the Board of Supervisors elected Chairman of the Board of Supervisors. The changes of the directors, supervisors and other senior management are as follows:

Board of Directors: Mr. Dai Houliang was elected as Executive Director and Chairman of the Board. Mr. Li Yunpeng, Mr. Jiao Fangzheng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Mr. Li Yong were elected as Directors. Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng. Kar Ling Johnny were elected as Independent Non-executive Directors. Mr. Jiang Xiaoming and Mr. Andrew Y. Yan were no longer the Independent Non-executive Directors of the Board.

Board of Supervisors: Mr. Zhao Dong was elected as the Chairman of Board of Supervisors. Mr. Jiang Zhenying, Mr. Yang Changjiang, Mr. Zhang Baolong and Mr. Zou Huiping were elected as Supervisors. Mr. Zhou Hengyou, Mr. Yu Renming and Mr. Yu Xizhi were elected as Employee Representative Supervisors.

Other Senior Management: Mr. Zhao Rifeng, Mr. Huang Wensheng and Mr. Lei Dianwu were elected as Vice President. Mr. Huang Wensheng was elected as Secretary to the Board.

On 7 June 2018, Mr. Jiao Fangzheng resigned as director, member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp. due to change of working arrangement.

On 23 October 2018, Mr. Yu Baocai was elected as Non-executive Director of the Seventh Session of the Board of Sinopec Corp.

On 30 October 2018, Mr. Dai Houliang was re-designated as the Non-executive Director of Sinopec Corp.

On 30 October 2018, Mr. Ma Yongsheng was appointed as president of Sinopec Corp.

On 30 October 2018, Mr. Lei Dianwu was appointed as Senior Vice President of Sinopec Corp.

On 30 October 2018, Mr. Chen Ge was appointed as Senior Vice President of Sinopec Corp.

3	CHANGE OF SHAREHOLDING OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
There is no change in shareholdings of the Company by Directors, Supervisors and other senior managements during the reporting period.

4	CONTRACTRAL INTERESTS OF DIRECTORS AND SUPERVISORS
As of 31 December 2018 or any time during the reporting period, there is no Director or Supervisor of the Company entered into any agreement with any of Sinopec Corp., its controlling shareholder, any subsidiary or related subsidiary which shall significantly benefit such Director or Supervisor.

5	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, there is a total of 19 directors, supervisors and other senior management received remuneration from Sinopec Corp. with a total amount of RMB 10.9976 million.

6	THE COMPANY’S EMPLOYEES
As at 31 December 2018, the Company has a total of 423,543 employees. There are a total of 241,168 retired employees to be reimbursed by Sinopec Corp. Sinopec Marketing Co. Limited, principal subsidiary of Sinopec Corp., have 142,669 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS:

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:

7	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significant changes of core technical team or key technicians.

8	EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note 38 of the financial statements prepared under IFRS of this annual report. As at 31 December 2018, the Company has a total of 241,168 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

9	REMUNERATION POLICY
Based on a relatively united basic remuneration system, Sinopec Corp. has established its remuneration distribution system based on the value of positions, performance & contribution, with an aim to improve employee capabilities, and constantly improve employee performance evaluation and incentive & discipline mechanisms.

10	TRAINNING PROGRAMS
Centring on enterprise development strategy and key work of the year, the Company organised training programs at headquarters level which were attended by 4,471 Key employees. With an aim to improve the Corporate Governance level, the Company launched a series of training programs for 1,731 senior management personnel. The Company conducted seminars with the topic of learning the spirit of the 19th CPC National Congress for 1,083 senior managers and 12,000 managers. The Company organised training programs with topics of Innovation Development, Green Development, transnational operation, risk prevention and increasing the comprehensive capabilities of young managers for 644 employees. With the aim to advance Professional and technical personnel’s innovation capability, the Company trained 1,085 employees from all the business segments. With roles of Craftsmanship and heritage, the Company focused trainings on top talents such as first chief technicians and famous craftsmen for 221 people. To enhance the management of transnational operation, finance, taxation, law and HSSE, the company organised a series of training programs covering 1,434 overseas project managers.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2018, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital RMB million	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB million	Net Assets RMB million	Net Profit/(Net Loss) RMB million	Principal Activities
Sinopec International Petroleum Exploration and Production Limited	8,000	100	54,751	23,218	3,272	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	22,761	100	32,972	14,997	(1,574)	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	15,651	100	30,453	18,919	3,692	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	12,000	100	39,182	22,648	2,685	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	4,000	100	8,041	5,459	101	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	3,374	100	9,247	3,926	382	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	1,595	100	3,640	549	319	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	1,000	100	17,773	3,248	1,279	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	3,000	100	176,748	22,749	(4,024)	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	USD 1,662 million	100	26,832	12,802	245	Overseas investment holding
Sinopec Catalyst Company Limited	1,500	100	9,694	4,712	683	Production and sale of catalyst products
China Petrochemical International Company Limited	1,400	100	14,533	4,104	712	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	5,294	98.98	17,173	11,657	2,433	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85	20,174	12,066	3,564	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	3,986	75	21,239	10,329	2,619	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co., Limited	28,403	70.42	391,923	208,071	21,995	Marketing and distribution of refined petroleum products
Sinopec Shanghai SECCO Petrochemical Company Limited	7,801	67.6	21,839	17,908	3,099	Production and sale of petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Limited	6,270	65	15,363	13,029	1,879	Production, sale, research and development of ethylene and downstream by-products
Sinopec Kantons Holdings Limited	HKD 248 million	60.33	14,104	10,250	1,065	Oil jetty and nature gas pipeline transportation service
Sinopec Shanghai Gaoqiao Petroleum and Chemical Limited	10,000	55	31,710	15,225	3,282	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	10,824	50.44	44,540	30,487	5,277	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	8,140	50	12,260	11,523	1,595	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Note	1:	All above subsidiaries except Fujian Petrochemical Company Limited are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers in 2018. KPMG Huazhen LLP served the exception.

2:
The above indicated total assets and net profit has been prepared in accordance with CASs. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holdings Ltd, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Marketing Co., Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2019) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

OPINION

What we have audited

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 31 December 2018, the consolidated and company income statements for the year then ended, the consolidated and company cash flow statements for the year then ended, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2018, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

Key audit matters identified in our audit are summarised as follows:

●	Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities

●	Net realisable value (NRV) of crude oil, finished goods and work in progress of refined oil products

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities

Refer to Note 13 “Fixed assets”, Note 42 “Impairment losses”, and Note 53 “Principal accounting estimates and judgements” to the consolidated financial statements.

Decrease in prices of international crude oil in the fourth quarter of the year ended 31 December 2018 gave rise to possible indication that the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2018 might be impaired. The Group has adopted discounted future cash flow to determine the respective recoverable amounts of fixed assets relating to oil and gas producing activities, which involved key estimations or assumptions including:

–          Future crude oil prices;
–          Future production profiles;
–          Future cost profiles; and
–          Discount rates.

Because of the significance of the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2018, together with the use of significant estimations or assumptions in determining their respective discounted cash flow, we had placed our audit emphasis on this matter.

In auditing the respective discounted cash flow of fixed assets relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

●          Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of fixed assets relating to oil and gas producing activities.

●          Assessed the methodology adopted in, and tested mathematical accuracy of the discounted cash flow projections.

●          Compared estimates of future crude oil prices adopted by the Group against a range of reputable published crude oil price forecasts.

●          Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or reputable external data.

●          Compared the future cost profiles against historical costs and relevant budgets of the Group.

●          Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

●          Independently estimated a range of relevant discount rates, and found that the discount rates adopted by management were within the range.

●          Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter

Net realisable value (NRV) of crude oil, finished goods and work in progress of refined oil products

Refer to Note 3(4) “Inventories”, Note 11 “Inventories” and Note 53 “Principal accounting estimates and judgements” to the consolidated financial statements.

Decrease in prices of international crude oil along with its highly-correlated products, such as refined oil products in the fourth quarter of the year ended 31 December 2018 gave rise to the risk that net realisable values of crude oil, finished goods and work in progress of refined oil products were lower than their respective book values as at 31 December 2018.

Management has determined the NRVs of crude oil, finished goods and work in progress of refined oil products based on the respective estimated selling prices less the estimated costs to completion, other necessary costs of sales and the related taxes, which involved key estimations or assumptions including:

–          Estimated selling prices;

–          Estimated costs to completion, other necessary costs of sales and related taxes.

Because of the significance of the book value of crude oil, finished goods and work in progress of refined oil products as at 31 December 2018, together with the use of significant estimations or assumptions in determining their respective NRVs, we had placed our audit emphasis on this matter.

In auditing the NRVs of crude oil, finished goods and work in progress of refined oil products, we performed the following key procedures on the inventory NRV models prepared by the management.

●          Evaluated and tested the key controls, relating to the preparation of the NRV models of crude oil, finished goods and work in progress of refined oil products.

●          Assessed the methodology adopted in, and tested mathematical accuracy of the NRV models.

●          On a sampling basis, compared the estimated selling prices of inventories used in the NRV models against the recently realised selling prices, and the prices available on domestic and international markets.

●          On a sampling basis, compared the costs to completion, other necessary costs of sales and related taxes against historical data of the Group.

Based on the work, we found that the key assumptions and data adopted in the NRV models were supported by the evidence we obtained.

OTHER INFORMATION

Management of Sinopec Corp. is responsible for the other information. The other information comprises all of the information included in 2018 annual report of Sinopec Corp. other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the CASs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Sinopec Corp.’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intend to liquidate Sinopec Corp. or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists relating to events or conditions that may cast significant doubt on Sinopec Corp.’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Sinopec Corp. to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Sinopec Corp. to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA	Zhao Jianrong
Shanghai, the People’s Republic of China		(Engagement Partner)
22 March 2019	Signing CPA	Xu Xia

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET as at 31 December 2018

	Notes	At 31 December	At 31 December	At 1 January
		2018	2017	2017
		RMB million	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	167,015	165,004	142,497
Financial assets held for trading	6	25,732	51,196	—
Derivative financial assets	7	7,887	526	762
Bills receivable and accounts receivable	8	64,879	84,701	63,486
Prepayments	9	5,937	4,901	3,749
Other receivables	10	25,312	15,941	24,834
Inventories	11	184,584	186,693	156,511
Other current assets		22,774	20,087	20,422
Total current assets		504,120	529,049	412,261
Non-current assets
Available-for-sale financial assets		—	1,676	11,408
Long-term equity investments	12	145,721	131,087	116,812
Other equity instrument investments		1,450	—	—
Fixed assets	13	617,812	650,920	690,594
Construction in progress	14	136,963	118,645	129,581
Intangible assets	15	103,855	97,126	85,023
Goodwill	16	8,676	8,634	6,353
Long-term deferred expenses	17	15,659	14,720	13,537
Deferred tax assets	18	21,694	15,131	7,214
Other non-current assets	19	36,358	28,516	25,826
Total non-current assets		1,088,188	1,066,455	1,086,348

Total assets		1,592,308	1,595,504	1,498,609
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	21	44,692	54,701	30,374
Derivative financial liabilties	7	13,571	2,665	4,472
Bills payable and accounts payable	22	192,757	206,535	180,129
Advances from customers	3(26)	—	120,734	95,928
Contract liabilities	23	124,793	—	—
Employee benefits payable	24	7,312	7,162	1,618
Taxes payable	25	87,060	71,940	52,886
Other payables	26	77,463	89,028	75,164
Short-term debentures payable		—	—	6,000
Non-current liabilities due within one year	27	17,450	26,681	38,972
Total current liabilities		565,098	579,446	485,543
Non-current liabilities
Long-term loans	28	61,576	67,754	62,461
Debentures payable	29	31,951	31,370	54,985
Provisions	30	42,800	39,958	39,298
Deferred tax liabilities	18	5,948	6,466	7,661
Other non-current liabilities	31	27,276	16,440	16,136
Total non-current liabilities		169,551	161,988	180,541

Total liabilities		734,649	741,434	666,084
Shareholders’ equity
Share capital	32	121,071	121,071	121,071
Capital reserve	33	119,192	119,557	119,525
Other comprehensive income	34	(6,774)	(4,413)	(932)
Specific reserve		1,706	888	765
Surplus reserves	35	203,678	199,682	196,640
Retained earnings		279,482	290,459	275,163
Total equity attributable to shareholders of the Company		718,355	727,244	712,232
Minority interests		139,304	126,826	120,293
Total shareholders’ equity		857,659	854,070	832,525

Total liabilities and shareholders’ equity		1,592,308	1,595,504	1,498,609

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 31 December 2018

	Notes	At 31 December	At 31 December	At 1 January
		2018	2017	2017
		RMB million	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		82,879	92,545	98,250
Financial assets held for trading		22,500	48,179	—
Bills receivable and accounts receivable	8	30,145	37,766	38,803
Prepayments	9	2,488	4,429	3,454
Other receivables	10	57,432	63,820	45,643
Inventories		45,825	44,933	46,942
Other current assets		15,835	27,189	32,743
Total current assets		257,104	318,861	265,835
Non-current assets
Available-for-sale financial assets		—	395	297
Long-term equity investments	12	289,207	275,557	268,451
Other equity instrument investments		395	—	—
Fixed assets	13	302,082	329,814	373,020
Construction in progress	14	51,598	50,046	49,277
Intangible assets		8,571	8,340	7,913
Long-term deferred expenses		2,480	1,958	1,980
Deferred tax assets		11,021	6,834	—
Other non-current assets		9,145	10,690	10,952
Total non-current assets		674,499	683,634	711,890

Total assets		931,603	1,002,495	977,725
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		3,961	17,330	9,256
Derivative financial liabilties		967	—	—
Bills payable and accounts payable		84,418	86,604	78,548
Advances from customers	3(26)	—	3,413	2,360
Contract liabilities		4,230	—	—
Employee benefits payable		4,294	4,854	312
Taxes payable		54,764	42,549	32,423
Other payables		119,514	143,274	113,841
Short-term debentures payable		—	—	6,000
Non-current liabilities due within one year		16,729	19,539	38,082
Total current liabilities		288,877	317,563	280,822
Non-current liabilities
Long-term loans		48,104	63,667	58,448
Debentures payable		20,000	20,000	36,000
Provisions		33,094	31,405	29,767
Deferred tax liabilities		—	—	505
Other non-current liabilities		4,332	2,591	2,607
Total non-current liabilities		105,530	117,663	127,327

Total liabilities		394,407	435,226	408,149
Shareholders’ equity
Share capital		121,071	121,071	121,071
Capital reserve		68,795	68,789	68,769
Other comprehensive income		(485)	196	263
Specific reserve		989	482	393
Surplus reserves		203,678	199,682	196,640
Retained earnings		143,148	177,049	182,440
Total shareholders’ equity		537,196	567,269	569,576

Total liabilities and shareholders’ equity		931,603	1,002,495	977,725

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2018

		Notes	2018	2017
			RMB million	RMB million
Operating income		36	2,891,179	2,360,193
Less:	Operating costs	36/39	2,401,012	1,890,398
	Taxes and surcharges	37	246,498	235,292
	Selling and distribution expenses	39	59,396	56,055
	General and administrative expenses	39	73,390	72,505
	Research and development expenses	39/40	7,956	6,423
	Financial expenses	38	(1,001)	1,560
	Exploration expenses, including dry holes	39/41	10,744	11,089
	Impairment losses	42	11,605	21,791
	Credit impairment losses		141	—
Add:	Other income	43	6,694	4,356
	Investment income	44	11,428	19,060
	Gains/(losses) from changes in fair value	45	2,656	(13)
	Asset disposal expense		(742)	(1,518)
Operating profit			101,474	86,965
Add:	Non-operating income	46	2,070	1,317
Less:	Non-operating expenses	47	3,042	1,709
Profit before taxation			100,502	86,573
Less:	Income tax expense	48	20,213	16,279
Net profit			80,289	70,294
Classification by going concern:
	Continuous operating net profit		80,289	70,294
	Termination of net profit		—	—
Classification by ownership:
	Equity shareholders of the Company		63,089	51,119
	Minority interests		17,200	19,175
Basic earnings per share		60	0.521	0.422
Diluted earnings per share		60	0.521	0.422
Other comprehensive income		34
Items that may not be reclassified subsequently to profit or loss
	Changes in fair value of other equity instrument investments		(53)	—
Items that may be reclassified subsequently to profit or loss
	Other comprehensive income that can be converted into profit or loss under the equity method		(229)	1,053
	Changes in fair value of available-for-sale financial assets		—	(57)
	Cash flow hedges		(9,741)	(1,580)
	Foreign currency translation differences		3,399	(3,792)
Total other comprehensive income			(6,624)	(4,376)

Total comprehensive income			73,665	65,918
Attributable to:
	Equity shareholders of the Company		55,471	47,638
	Minority interests		18,194	18,280

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2018

		Note	2018	2017
			RMB million	RMB million
	Operating income	36	1,058,493	857,478
Less:	Operating costs	36	812,355	633,114
	Taxes and surcharges		168,905	158,480
	Selling and distribution expenses		3,078	2,670
	General and administrative expenses		36,169	39,537
	Research and development expenses		7,453	5,445
	Financial expenses		1,029	2,642
	Exploration expenses, including dry holes		9,796	10,614
	Impairment losses		6,766	14,372
	Credit impairment losses		42	—
Add:	Other income		2,777	1,784
	Investment income	44	28,336	38,058
	(Losses)/gains from changes in fair value		(20)	179
	Asset disposal income/(expense)		12	(887)
	Operating profit		44,005	29,738
	Add: Non-operating income		599	474
	Less: Non-operating expenses		1,687	725
	Profit before taxation		42,917	29,487
	Less: Income tax expense		2,960	(928)
	Net profit		39,957	30,415
	Classification by going concern:
	Continuous operating net profit		39,957	30,415
	Termination of net profit		—	—
	Other comprehensive income
	Items that may be reclassified subsequently to profit or loss
	Other comprehensive loss that can be converted into profit or loss under the equity method		(64)	(120)
	Cash flow hedges		(617)	53
	Total other comprehensive income		(681)	(67)

	Total comprehensive income		39,276	30,348
These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2018
	Note	2018	2017
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		3,189,004	2,644,126
Refund of taxes and levies		1,681	2,158
Other cash received relating to operating activities		90,625	57,287
Sub-total of cash inflows		3,281,310	2,703,571
Cash paid for goods and services		(2,565,392)	(2,041,977)
Cash paid to and for employees		(77,048)	(68,260)
Payments of taxes and levies		(329,387)	(328,304)
Other cash paid relating to operating activities		(133,615)	(74,095)
Sub-total of cash outflows		(3,105,442)	(2,512,636)

Net cash flow from operating activities	50(a)	175,868	190,935
Cash flows from investing activities:
Cash received from disposal of investments		56,546	4,729
Cash received from returns on investments		10,720	8,506
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		9,666	1,313
Other cash received relating to investing activities		87,696	52,304
Net cash received from disposal of subsidiaries and other business entities		11	80
Sub-total of cash inflows		164,639	66,932
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(103,014)	(70,948)
Cash paid for acquisition of investments		(39,666)	(57,627)
Other cash paid relating to investing activities		(85,193)	(82,392)
Net cash paid for the acquisition of subsidiaries and other business entities		(3,188)	(1,288)
Sub-total of cash outflows		(231,061)	(212,255)

Net cash flow from investing activities		(66,422)	(145,323)
Cash flows from financing activities:
Cash received from capital contributions		1,886	946
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		1,886	946
Cash received from borrowings		746,655	524,843
Other cash received relating to financing activities		190	—
Sub-total of cash inflows		748,731	525,789
Cash repayments of borrowings		(772,072)	(536,380)
Cash paid for dividends, profits distribution or interest		(87,483)	(45,763)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(13,700)	(7,539)
Other cash paid relating to financing activities		(436)	(155)
Sub-total of cash outflows		(859,991)	(582,298)

Net cash flow from financing activities		(111,260)	(56,509)
Effects of changes in foreign exchange rate		518	(353)

Net decrease in cash and cash equivalents	50(b)	(1,296)	(11,250)

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2018

	Note	2018	2017
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,228,816	1,000,467
Refund of taxes and levies		1,481	1,304
Other cash received relating to operating activities		19,380	42,913
Sub-total of cash inflows		1,249,677	1,044,684
Cash paid for goods and services		(867,259)	(653,412)
Cash paid to and for employees		(41,770)	(37,054)
Payments of taxes and levies		(206,305)	(200,995)
Other cash paid relating to operating activities		(26,211)	(35,502)
Sub-total of cash outflows		(1,141,545)	(926,963)

Net cash flow from operating activities		108,132	117,721
Cash flows from investing activities:
Cash received from disposal of investments		65,930	18,919
Cash received from returns on investments		43,693	23,842
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,838	252
Other cash received relating to investing activities		28,724	23,270
Net cash received from disposal of subsidiaries and other business entities		—	1
Sub-total of cash inflows		141,185	66,284
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(54,792)	(37,139)
Cash paid for acquisition of investments		(40,169)	(66,913)
Other cash paid relating to investing activities		(28,759)	(30,116)
Sub-total of cash outflows		(123,720)	(134,168)

Net cash flow from investing activities		17,465	(67,884)
Cash flows from financing activities:
Cash received from borrowings		109,915	106,407
Sub-total of cash inflows		109,915	106,407
Cash repayments of borrowings		(176,757)	(133,663)
Cash paid for dividends or interest		(71,944)	(38,392)
Sub-total of cash outflows		(248,701)	(172,055)

Net cash flow from financing activities		(138,786)	(65,648)

Net decrease in cash and cash equivalents		(13,189)	(15,811)

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2018

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017		121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525
Change for the year
1.	Net profit	—	—	—	—	—	51,119	51,119	19,175	70,294
2.	Other comprehensive income (Note 34)	—	—	(3,481)	—	—	—	(3,481)	(895)	(4,376)
Total comprehensive income		—	—	(3,481)	—	—	51,119	47,638	18,280	65,918
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriations for surplus reserves	—	—	—	—	3,042	(3,042)	—	—	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(32,689)	(32,689)	—	(32,689)
4.	Transaction with minority interests	—	(13)	—	—	—	—	(13)	724	711
5.	Distributions to minority interests	—	—	—	—	—	—	—	(12,501)	(12,501)
Total transactions with owners, recorded directly in shareholders’ equity		—	(13)	—	—	3,042	(35,731)	(32,702)	(11,777)	(44,479)
6.	Net increase in specific reserve for the year	—	—	—	123	—	—	123	3	126
7.	Others	—	45	—	—	—	(92)	(47)	27	(20)

Balance at 31 December 2017		121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Balance at 31 December 2017		121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy (Note 3(26))		—	—	(12)	—	—	12	—	—	—
Balance at 1 January 2018		121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070
Change for the year
1.	Net profit	—	—	—	—	—	63,089	63,089	17,200	80,289
2.	Other comprehensive income (Note 34)	—	—	(7,618)	—	—	—	(7,618)	994	(6,624)
	Total comprehensive income	—	—	(7,618)	—	—	63,089	55,471	18,194	73,665
Amounts transferred to cash flow hedge reserves initially recognised by hedged items		—	—	5,269	—	—	—	5,269	—	5,269
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriations for surplus reserves	—	—	—	—	3,996	(3,996)	—	—	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(67,799)	(67,799)	—	(67,799)
4.	Transaction with minority interests	—	—	—	—	—	—	—	2,060	2,060
5.	Contributions to subsidiaries from non-controlling interests	—	(12)	—	—	—	—	(12)	(299)	(311)
6.	Distributions to minority interests	—	—	—	—	—	—	—	(7,476)	(7,476)
Total transactions with owners, recorded directly in shareholders’ equity		—	(12)	—	—	3,996	(71,795)	(67,811)	(5,715)	(73,526)
7.	Net increase in specific reserve for the year	—	—	—	818	—	—	818	91	909
8.	Others	—	(353)	—	—	—	(2,283)	(2,636)	(92)	(2,728)

Balance at 31 December 2018		121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2018

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017		121,071	68,769	263	393	196,640	182,440	569,576
Change for the year
1.	Net profit	—	—	—	—	—	30,415	30,415
2.	Other comprehensive income	—	—	(67)	—	—	—	(67)
Total comprehensive income		—	—	(67)	—	—	30,415	30,348
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	—	3,042	(3,042)	—
	–Distributions to shareholders (Note 49)	—	—	—	—	—	(32,689)	(32,689)
Total transactions with owners, recorded directly in shareholders’ equity		—	—	—	—	3,042	(35,731)	(32,689)
4.	Net increase in specific reserve for the year	—	—	—	89	—	—	89
5.	Others	—	20	—	—	—	(75)	(55)

Balance at 31 December 2017		121,071	68,789	196	482	199,682	177,049	567,269
Balance at 31 December 2017		121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy (Note 3(26))		—	—	—	—	—	—	—
Balance at 1 January 2018		121,071	68,789	196	482	199,682	177,049	567,269
Change for the year
1.	Net profit	—	—	—	—	—	39,957	39,957
2.	Other comprehensive income	—	—	(681)	—	—	—	(681)
Total comprehensive income		—	—	(681)	—	—	39,957	39,276
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	—	3,996	(3,996)	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(67,799)	(67,799)
Total transactions with owners, recorded directly in shareholders’ equity		—	—	—	—	3,996	(71,795)	(67,799)
4.	Net increase in specific reserve for the year	—	—	—	507	—	—	507
5.	Others	—	6	—	—	—	(2,063)	(2,057)

Balance at 31 December 2018		121,071	68,795	(485)	989	203,678	143,148	537,196

These financial statements have been approved by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 22 March 2019.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 54, and there are no significant changes related to the consolidation scope during current period.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 31 December 2018, and the consolidated and company financial performance and the consolidated and company cash flows for the year ended 31 December 2018.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial assets held for trading (see Note 3(10))

—	Other equity instrument investments (see Note 3(10))

—	Derivative financial instruments (see Note 3(10))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(10)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(15)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 53.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the orginal subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(11)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(11).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(11)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(11)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(18)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(8)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(11)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(11)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. Bills receivable and accounts receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments
Debt instruments held by the Group mainly include cash at bank and on hand, and receivables, etc. These financial assets are measured at amortised cost.

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

Equity instruments
Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income transfer to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For receivables related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable and accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

—	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

—	The cumulative gain or loss on the hedging instrument from inception of the hedge;

—	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a nonfinancial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(12)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(13)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc.. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(14)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

—	they relate to income taxes levied by the same tax authority on either:

—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(15)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(16)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recogniesd according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods
Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(18)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(19)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(20)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(21)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(22)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

●	engage in business activities from which it may earn revenues and incur expenses;

●	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

●	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies

(a)
MOF issued Cai Kuai [2018] No. 15 “Announcement of the revision of general enterprise financial statements format for 2018”. The Group has adopted the above guidelines to prepare the financial statements of 2018. The comparative financial statements of 2017 have been adjusted.

(i)	The impact to the Group’s financial statements is as follows:

		31 December 2017	1 January 2017
Contents and reasons of the changes	Item	RMB million	RMB million
The Group combined presents bills receivable	Bills receivable and accounts receivable	84,701	63,486
and accounts receivable into bills	Accounts receivable	(68,494)	(50,289)
and accounts receivable	Bills receivable	(16,207)	(13,197)
The Group combined presents fixed assets	Fixed assets	146	—
and fixed assets pending for disposal into fixed assets	Other non-current assets	(146)	—
The Group combined presents bills payable	Bills payable and accounts payable	206,535	180,129
and accounts payable into bills and accounts payable	Accounts payable	(200,073)	(174,301)
	Bills payable	(6,462)	(5,828)
The Group combined presents interests payable,	Other payables	6,843	2,006
dividends payable and other payables	Dividends payable	(6,843)	(2,006)
into other payables

		Year of 2017
Contents and reasons of the changes	Item	RMB million
The research and development expenses originally included	Research and development expenses	6,423
in the general and administrative expenses were separately	General and administrative expenses	(6,423)
presented as the research and development
expenses in income statements

(ii)	The impact to the Company’s financial statements is as follows:

		31 December 2017	1 January 2017
Contents and reasons of the changes	Item	RMB million	RMB million
The Company combined presents bills receivable	Bills receivable and accounts receivable	37,766	38,803
and accounts receivable into bills and	Accounts receivable	(37,609)	(38,332)
accounts receivable	Bills receivable	(157)	(471)
The Company combined presents dividends receivable	Other receivables	16,327	5,454
and other receivables into other receivables	Dividends receivable	(16,327)	(5,454)
The Company combined presents bills payable	Bills payable and accounts payable	86,604	78,548
and accounts payable into bills and accounts payable	Accounts payable	(83,449)	(75,787)
	Bills payable	(3,155)	(2,761)

		Year of 2017
Contents and reasons of the changes	Item	RMB million
The research and development expenses originally included	Research and development expenses	5,445
in the general and administrative expenses were separately	General and administrative expenses	(5,445)
presented as the research and development expenses
in income statements

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies (Continued)

(b)
MOF issued revised “No.14 Accounting Standard for Business Enterprises - Revenue” (“New Revenue Standard”) in 2017 and the New Revenue Standard was effective on 1 January 2018. In accordance with the New Revenue Standard, the Group adjusted the first year’s retained earnings and other related items of the financial statements according to the cumulative impact of the New Revenue Standard for the first time, while the comparative financial statements have not been restated.The Group has adopted the above standard to prepare the financial statements of 2018, while the comparative financial statements of 2017 have not been restated.

The New Revenue Standard has no significant impact on the shareholder’s equity in the consolidated balance sheet. Other financial statement items that affected by the initial implementation of the standard is as follows:

		At 1 January 2018 (RMB million)
Contents and reasons of the changes	Item	The Group	The Company
Advances from customers were reclassified as contract liabilities	Contract liabilities	120,734	3,413
by implementation of the New Revenue Standard	Advances from customers	(120,734)	(3,413)

Financial statement items as at 31 December 2018 that affected by the implementation of New Revenue Standard compared to the original revenue standard is as follows:

	At 31 December 2018 (RMB million)
Item	The Group	The Company
Contract liabilities	124,793	4,230
Advances from customers	(124,793)	(4,230)

(c)
MOF issued revised “No.22 Accounting Standards for Business Enterprises - Financial instruments: recognition and measurement”, revised “No.23 Accounting Standards for Business Enterprises - Transfer of financial assets”, revised “No.24 Accounting Standards for Business Enterprises - Hedging” and revised “No.37 Accounting Standards for Business Enterprises - Presentation of financial instruments” (collectively referred to as “New Financial Instruments Standards”). The New Financial Instruments Standards were effective on 1 January 2018. In accordance with the New Financial Instruments Standards, the Group classified and measured financial instruments (including impairment), involving comparative financial statements which are not consistent with the requirements of this standard and need not be adjusted. The difference between the original book value of the financial instrument and the new book value on the date of execution of the New Financial Instruments Standards shall be included in the retained earnings or other comprehensive income at the beginning financial statements. The Group has adopted the above guidelines to prepare financial statements of the year ended 31 December 2018, while the comparative figures for 2017 have not been restated.

The New Financial Instruments Standards have no significant impact on the shareholder’s equity. The impact to the Group’s financial statements is presented as below:

(i)
At 1 January 2018, the comparatives of classification and measurement in the Group’s financial statements between the New Financial Instruments Standards and the Financial Instruments Standards before revision are as below:

	Financial Instruments Standards before revision			New Financial Instruments Standards
Item	Measurement	RMB million	Item	Measurement	RMB million
Financial assets at fair value through profit or loss	Measured at fair value through profit or loss	51,196	Financial assets held for trading	Measured at fair value through profit or loss	51,196
Available-for-sale financial assets	Measured at fair value through other comprehensive income (equity instruments)	178	Other equity instrument investments	Measured at fair value through other comprehensive income	1,676
	Measured at cost (equity instruments)	1,498

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies (Continued)

At 1 January 2018, the comparatives of classification and measurement in the Company’s financial statements between the New Financial Instruments Standards and the Financial Instruments Standards before revision are as below:

Financial Instruments Standards before revision			New Financial Instruments Standards
Item	Measurement	RMB million	Item	Measurement	RMB million
Financial assets at fair value through profit or loss	Measured at fair value through profit or loss	48,179	Financial assets held for trading	Measured at fair value through profit or loss	48,179
Available-for-sale financial assets	Measured at cost (equity instruments)	395	Other equity instrument investments	Measured at fair value through other comprehensive income	395

As a consequence:

●	any adjustments to carrying amounts of financial assets or liabilities are recognised at the beginning of the current reporting period, with the difference recognised in opening retained earnings

●	financial assets are not reclassified in the balance sheet for the comparative period

●	provisions for impairment have not been restated in the comparative period

(ii)
The Group has adopted the simplified expected credit loss model for its receivables and contract assets, and the general expected credit loss model for receivables and contract assets carried at amortised. The Group assessed the loss allowance for receivables under the expected credit loss model on 1 January 2018, no significant difference compared with the loss allowance under accounting policies applied until 31 December 2017.

(iii)	Hedging
The Group has applied the hedging accounting prospectively to the derivatives held for hedging purpose.

(d)	New and amended standards and interpretations not yet adopted by the Group

MoF issued revised “No. 21 Accounting Standard for Business Enterprises – Leases” (“New Leases Standard”) in December 2018 and the New Leases Standard will be effective on 1 January 2019. It will result in almost all leases being recognised on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. Leases to explore for or use oil and natural gas are not applied to the New Leases Standard.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. All right-of-use assets will be measured at the amount of the lease liabilities on adoption (adjusted for any prepaid or accrued lease expenses). In applying the New Leases Standard for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in the New Leases Standard. The standard will affect primarily the accounting for the Group’s operating leases.

The Group expects to recognise right-of-use assets of approximately RMB 207.5 billion on 1 January 2019, lease liabilities of RMB 198.6 billion (after adjustments for prepayments and accrued lease payments recognised as at 31 December 2018).

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 13 January 2015 (RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2018			At 31 December 2017
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi			82			14
Cash at bank
Renminbi			102,572			92,711
US Dollars	3,377	6.8632	23,179	3,760	6.5342	24,561
Hong Kong Dollars	39	0.8762	35	98	0.8359	82
EUR	1	7.8473	11	1	7.8023	10
Others			79			112
			125,958			117,490
Deposits at related parities
Renminbi			24,625			32,117
US Dollars	2,389	6.8632	16,374	2,336	6.5342	15,256
EUR	4	7.8473	33	16	7.8023	126
Others			25			15
			41,057			47,514
Total			167,015			165,004

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2018, time deposits with financial institutions of the Group amounted to RMB 55,093 million (2017: RMB 51,786 million).

At 31 December 2018, structured deposits included in cash at bank and on hand with financial institutions of the Group amounted to RMB 77,909 million (2017: RMB 65,250 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Structured deposit	25,550	51,196
Equity investments, listed and at quoted market price	182	—
Total	25,732	51,196

The financial assets are primarily the structured deposit with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps. See Note 58.

8	BILLS RECEIVABLE AND ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Bills receivable (a)	7,886	16,207	156	157
Accounts receivable (b)	56,993	68,494	29,989	37,609
Total	64,879	84,701	30,145	37,766

(a)	Bills receivable

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2018, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB 4,385 million (2017: RMB 12,190 million).

At 31 December 2018, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

(b)	Accounts receivable

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	57,599	69,106	30,120	37,756
Less: Allowance for doubtful accounts	606	612	131	147
Total	56,993	68,494	29,989	37,609

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	56,431	97.9	—	—	67,777	98.1	—	—
Between one and two years	436	0.8	83	19.0	715	1.0	142	19.9
Between two and three years	289	0.5	165	57.1	87	0.1	44	50.6
Over three years	443	0.8	358	80.8	527	0.8	426	80.8
Total	57,599	100.0	606		69,106	100.0	612

	The Company
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	29,797	98.9	—	—	37,331	98.8	—	—
Between one and two years	125	0.4	15	12.0	134	0.4	17	12.7
Between two and three years	54	0.2	10	18.5	154	0.4	29	18.8
Over three years	144	0.5	106	73.6	137	0.4	101	73.7
Total	30,120	100.0	131		37,756	100.0	147

8	BILLS RECEIVABLE AND ACCOUNTS RECEIVABLE (Continued)

(b)	Accounts receivable (Continued)

At 31 December 2018 and 31 December 2017, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2018	2017
Total amount (RMB million)	15,699	17,920
Percentage to the total balance of accounts receivable	27.3%	25.9%
Allowance for doubtful accounts	—	—

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Bills receivables and accounts receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of trade accounts receivable and the Group exposure to credit risk can be found in Note 58.

During 2018 and 2017, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During 2018 and 2017, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

9	PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Prepayments	5,990	4,926	2,493	4,433
Less: Allowance for doubtful accounts	53	25	5	4
Total	5,937	4,901	2,488	4,429

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	5,683	94.9	—	—	4,605	93.5	—	—
Between one and two years	169	2.8	38	22.5	173	3.5	14	8.1
Between two and three years	60	1.0	5	8.3	85	1.7	4	4.7
Over three years	78	1.3	10	12.8	63	1.3	7	11.1
Total	5,990	100.0	53		4,926	100.0	25

	The Company
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	2,306	92.6	—	—	4,227	95.3	—	—
Between one and two years	70	2.8	1	1.4	101	2.3	1	1.0
Between two and three years	36	1.4	1	2.8	25	0.6	—	—
Over three years	81	3.2	3	3.7	80	1.8	3	3.8
Total	2,493	100.0	5		4,433	100.0	4

9	PREPAYMENTS (Continued)

At 31 December 2018 and 31 December 2017, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2018	2017
Total amount (RMB million)	2,009	1,472
Percentage to the total balance of prepayments	33.5%	29.9%

10	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Other receivables	26,793	17,427	58,549	64,982
Less: Allowance for doubtful accounts	1,481	1,486	1,117	1,162
Total	25,312	15,941	57,432	63,820

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	24,301	90.7	—	—	14,665	84.2	—	—
Between one and two years	329	1.2	53	16.1	509	2.9	82	16.1
Between two and three years	320	1.2	21	6.6	433	2.5	44	10.2
Over three years	1,843	6.9	1,407	76.3	1,820	10.4	1,360	74.7
Total	26,793	100.0	1,481		17,427	100.0	1,486

	The Company
	At 31 December 2018				At 31 December 2017
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	27,088	46.3	—	—	40,273	61.9	—	—
Between one and two years	13,233	22.6	1	—	12,920	19.9	1	—
Between two and three years	9,747	16.6	—	—	2,570	4.0	2	0.1
Over three years	8,481	14.5	1,116	13.2	9,219	14.2	1,159	12.6
Total	58,549	100.0	1,117		64,982	100.0	1,162

At 31 December 2018 and 2017, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2018	2017
Total amount (RMB million)	6,837	5,947
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	25.5%	34.1%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2018 and 2017, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2018 and 2017, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

11	INVENTORIES

The Group

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Raw materials	85,469	85,975
Work in progress	13,690	14,774
Finished goods	88,929	84,448
Spare parts and consumables	2,872	2,651
	190,960	187,848
Less: Provision for diminution in value of inventories	6,376	1,155
Total	184,584	186,693

For the year ended 31 December 2018, the provision for diminution in value of inventories of the Group amounted to RMB 5,535 million mainly related to crude oil, finished goods and work in progress of refined oil products and chemical products (2017: RMB 436 million mainly related to the spare parts and consumables in refining segment and chemical segment).

12	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2018	52,272	80,429	(1,614)	131,087
Additions for the year	2,900	6,413	—	9,313
Share of profits less losses under the equity method	6,723	7,251	—	13,974
Change of other comprehensive loss under the equity method	(7)	(222)	—	(229)
Other equity movements under the equity method	(2)	—	—	(2)
Dividends declared	(5,164)	(4,108)	—	(9,272)
Disposals for the year	(444)	(247)	—	(691)
Foreign currency translation differences	805	757	(78)	1,484
Other movements	51	—	—	51
Movement of provision for impairment	—	—	6	6
Balance at 31 December 2018	57,134	90,273	(1,686)	145,721

The Company

	Investments in subsidiaries	Investments in Joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2018	253,011	14,822	15,579	(7,855)	275,557
Additions for the year	8,351	699	5,014	—	14,064
Share of profits less losses under the equity method	—	3,047	1,212	—	4,259
Change of other comprehensive loss under the equity method	—	—	(64)	—	(64)
Other equity movements under the equity method	—	—	1	—	1
Dividends declared	—	(2,204)	(637)	—	(2,841)
Disposals for the year	(1,432)	(327)	—	—	(1,759)
Other movements	4	56	58	—	118
Movement of provision for impairment	—	—	—	(128)	(128)
Balance at 31 December 2018	259,934	16,093	21,163	(7,983)	289,207

For the year ended 31 December 2018, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 54.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal joint ventures and associates of the Group are as follows:

(a)          Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1.Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,547	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	UWAIDH AL‧HARETHI	Manufacturing and distribution of petrochemical products	9,796	50.00%
2.Associates
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	PRC	PRC	Quan Kai	Operation of natural gas pipelines and auxiliary facilities	200	50.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Zhao Dong	Provision of non- banking financial services	18,000	49.00%
PAO SIBUR Holding (“SIBUR”)	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)          Major financial information of principal joint ventures

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	7,388	5,772	1,582	1,800	3,406	2,352	930	4,916	5,110	6,524
Other current assets	9,248	11,013	5,795	5,335	3,689	2,462	10,267	10,816	4,007	2,709
Total current assets	16,636	16,785	7,377	7,135	7,095	4,814	11,197	15,732	9,117	9,233
Non-current assets	19,271	19,740	11,086	12,075	9,216	7,978	51,873	51,553	13,990	13,248
Current liabilities
Current financial liabilities	(1,200)	(1,135)	(725)	(233)	(59)	(20)	(4,806)	(5,407)	(500)	(1,236)
Other current liabilities	(4,939)	(5,049)	(1,822)	(1,982)	(2,124)	(1,914)	(12,217)	(11,864)	(2,507)	(4,546)
Total current liabilities	(6,139)	(6,184)	(2,547)	(2,215)	(2,183)	(1,934)	(17,023)	(17,271)	(3,007)	(5,782)
Non-current liabilities
Non-current financial liabilities	(12,454)	(13,654)	(218)	(955)	(72)	(72)	(32,364)	(35,619)	(3,651)	(4,101)
Other non-current liabilities	(279)	(236)	(17)	(19)	(2,271)	(2,686)	(937)	(890)	(331)	(41)
Total non-current liabilities	(12,733)	(13,890)	(235)	(974)	(2,343)	(2,758)	(33,301)	(36,509)	(3,982)	(4,142)
Net assets	17,035	16,451	15,681	16,021	11,785	8,100	12,746	13,505	16,118	12,557
Net assets attributable to owners of the company	17,035	16,451	15,681	16,021	11,373	7,818	12,746	13,505	16,118	12,557
Net assets attributable to minority interests	—	—	—	—	412	282	—	—	—	—
Share of net assets from joint ventures	8,518	8,226	6,272	6,409	5,573	3,831	4,780	5,064	8,059	6,279
Carrying Amounts	8,518	8,226	6,272	6,409	5,573	3,831	4,780	5,064	8,059	6,279

Summarised income statement

Year ended 31 December	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	52,469	49,356	21,574	21,020	14,944	12,520	77,561	61,587	23,501	22,286
Interest income	157	208	41	36	141	142	101	45	169	104
Interest expense	(647)	(857)	(43)	(71)	(151)	(142)	(1,382)	(1,382)	(167)	(223)
Profit/(loss) before taxation	3,920	6,977	3,625	4,565	3,493	1,697	(1,569)	548	3,916	5,113
Tax expense	(935)	(1,699)	(897)	(1,151)	(729)	(553)	(249)	57	(993)	(1,279)
Profit/(loss) for the year	2,985	5,278	2,728	3,414	2,764	1,144	(1,818)	605	2,923	3,834
Other comprehensive income/(loss)	—	—	—	—	921	25	1,059	(554)	—	—
Total comprehensive income/(loss)	2,985	5,278	2,728	3,414	3,685	1,169	(759)	51	2,923	3,834
Dividends from joint ventures	1,200	1,250	1,226	1,109	—	—	—	—	—	1,375
Share of net profit/(loss) from joint ventures	1,493	2,639	1,091	1,366	1,307	541	(682)	227	1,462	1,917
Share of other comprehensive income/(loss) from joint ventures (ii)	—	—	—	—	435	12	397	(208)	—	—
The share of profit and other comprehensive loss for the year ended 31 December 2018 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 2,052 million (2017: RMB 3,925 million) and RMB 839 million (2017: other comprehensive income RMB 994 million) respectively. As at 31 December 2018, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 22,982 million (31 December 2017: RMB 21,552 million).

12	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR (i)		Zhongtian Synergetic Energy		CIR
	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	12,498	11,317	209,837	161,187	22,502	20,719	7,477	8,232	6,712	5,612
Non-current assets	39,320	40,972	16,359	17,782	170,796	158,938	49,961	51,553	1,828	1,673
Current liabilities	(1,020)	(933)	(200,402)	(154,212)	(23,293)	(20,554)	(7,252)	(10,668)	(961)	(908)
Non-current liabilities	(3,026)	(3,176)	(332)	(6)	(58,628)	(61,771)	(31,436)	(31,494)	(673)	(170)
Net assets	47,772	48,180	25,462	24,751	111,377	97,332	18,750	17,623	6,906	6,207
Net assets attributable to owners of the Company	47,772	48,180	25,462	24,751	110,860	96,761	18,750	17,623	6,906	6,207
Net assets attributable to minority interests	—	—	—	—	517	571	—	—	—	—
Share of net assets from associates	23,886	24,090	12,476	12,128	11,086	9,676	7,266	6,829	3,453	3,104
Carrying Amounts	23,886	24,090	12,476	12,128	11,086	9,676	7,266	6,829	3,453	3,104

Summarised income statement

Year ended 31 December	Pipeline Ltd		Sinopec Finance		SIBUR (i)		Zhongtian Synergetic Energy		CIR
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	4,746	5,644	4,536	3,542	59,927	52,496	12,235	3,569	2,856	2,563
Profit/(loss) for the year	2,022	2,543	1,868	1,536	10,400	9,601	1,142	123	583	(610)
Other comprehensive (loss)/income	—	—	(157)	(246)	6,410	(260)	—	—	116	(334)
Total comprehensive income/(loss)	2,022	2,543	1,711	1,290	16,810	9,341	1,142	123	699	(944)
Dividends declared by associates	1,207	—	490	—	271	221	—	—	—	—
Share of profit/(loss) from associates	1,011	1,272	915	753	1,040	960	443	48	292	(305)
Share of other comprehensive (loss)/income from associates (ii)	—	—	(77)	(121)	641	(26)	—	—	58	(167)

The share of profit and other comprehensive loss for the year ended 31 December 2018 in all individually immaterial associates accounted for using equity method in aggregate was RMB 3,550 million (2017: RMB 3,182 million) and RMB 844 million (2017 other comprehensive income: RMB 569 million) respectively. As at 31 December 2018, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 31,370 million (31 December 2017: RMB 23,899 million).

Note:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

(ii)	Including foreign currency translation differences.

13	FIXED ASSETS

The Group

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Fixed assets (a)	617,762	650,774
Fixed assets pending for disposal	50	146
Total	617,812	650,920

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions for the year	221	1,567	3,856	5,644
Transferred from construction in progress	3,741	24,366	45,103	73,210
Reclassifications	1,634	138	(1,772)	—
Decreases for the year	(3,666)	(146)	(22,151)	(25,963)
Exchange adjustments	98	2,142	147	2,387
Balance at 31 December 2018	122,041	695,724	965,495	1,783,260
Accumulated depreciation:
Balance at 1 January 2018	48,368	456,459	498,246	1,003,073
Additions for the year	4,038	48,616	47,250	99,904
Reclassifications	494	76	(570)	—
Decreases for the year	(1,738)	(124)	(16,543)	(18,405)
Exchange adjustments	43	1,744	76	1,863
Balance at 31 December 2018	51,205	506,771	528,459	1,086,435
Provision for impairment losses:
Balance at 1 January 2018	3,832	39,358	30,945	74,135
Additions for the year	274	4,027	1,848	6,149
Decreases for the year	(177)	(1)	(1,178)	(1,356)
Exchange adjustments	—	133	2	135
Balance at 31 December 2018	3,929	43,517	31,617	79,063

Net book value:
Balance at 31 December 2018	66,907	145,436	405,419	617,762
Balance at 31 December 2017	67,813	171,840	411,121	650,774

The Company

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Fixed assets (a)	302,048	329,814
Fixed assets pending for disposal	34	—
Total	302,082	329,814

13	FIXED ASSETS (Continued)

The Company (Continued)

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	49,022	555,133	456,939	1,061,094
Additions for the year	—	1,292	347	1,639
Transferred from construction in progress	825	19,482	19,344	39,651
Reclassifications	1,092	(3)	(1,089)	—
Transferred from subsidiaries	5	132	542	679
Transferred to subsidiaries	(133)	(876)	(71)	(1,080)
Decreases for the year	(1,984)	(223)	(8,655)	(10,862)
Balance at 31 December 2018	48,827	574,937	467,357	1,091,121
Accumulated depreciation:
Balance at 1 January 2018	22,402	379,137	271,849	673,388
Additions for the year	1,624	38,728	21,391	61,743
Reclassifications	202	(2)	(200)	—
Transferred from subsidiaries	3	115	299	417
Transferred to subsidiaries	(64)	(249)	(23)	(336)
Decreases for the year	(998)	(156)	(7,278)	(8,432)
Balance at 31 December 2018	23,169	417,573	286,038	726,780
Provision for impairment losses:
Balance at 1 January 2018	1,797	34,271	21,824	57,892
Additions for the year	107	4,027	575	4,709
Reclassifications	—	—	—	—
Transferred from subsidiaries	—	—	31	31
Decreases for the year	(24)	(1)	(314)	(339)
Balance at 31 December 2018	1,880	38,297	22,116	62,293

Net book value:
Balance at 31 December 2018	23,778	119,067	159,203	302,048
Balance at 31 December 2017	24,823	141,725	163,266	329,814

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2018 included RMB 1,567 million (2017: RMB 1,627 million) (Note 30) and RMB 1,292 million (2017: RMB 982 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses on fixed assets for the year ended 31 December 2018 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 4,274 million (2017: RMB 12,611 million) on fixed assets, for the chemicals segment of RMB 1,252 million (2017: RMB 4,779 million) of fixed assets and for the refining segment of RMB 353 million (2017: RMB 1,836 million) of fixed assets. The primary factor resulting in the E&P segment impairment loss was downward revision of oil and gas reserve in certain fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2017: 10.47%). Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss in Group’s fixed assets relating to oil and gas producing activities by approximately RMB 312 million (2017: RMB 3,145 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment in Group’s fixed assets relating to oil and gas producing activities by approximately RMB 315 million (2017:RMB 2,659 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in less impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 5 million (2017: additional RMB 461 million). The assets in the refining segment were written down due to the suspension of operations of certain production facilities, while the assets in the chemical segment were written down because of evidence indicates the economic performance of certain production facilities are worse than expected and due to the suspension of operations of certain production facilities.

At 31 December 2018 and 31 December 2017, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2018 and 31 December 2017, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2018 and 31 December 2017, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2018	120,425	50,459
Additions for the year	108,555	49,426
Disposals for the year	(20)	(4)
Transferred to subsidiaries	—	(378)
Dry hole costs written off	(6,921)	(6,527)
Transferred to fixed assets	(73,210)	(39,651)
Reclassification to other assets	(10,066)	(1,314)
Exchange adjustments	54	—
Balance at 31 December 2018	138,817	52,011
Provision for impairment losses:
Balance at 1 January 2018	1,780	413
Additions for the year	28	—
Decreases for the year	(1)	—
Exchange adjustments	47	—
Balance at 31 December 2018	1,854	413
Net book value:
Balance at 31 December 2018	136,963	51,598
Balance at 31 December 2017	118,645	50,046

At 31 December 2018, major construction projects of the Group are as follows:

					Percentage		Accumulated
					of project		interest
		Balance at		Balance at	investment		capitalised at
	Budgeted	1 January	Net change	31 December	to budgeted	Source of	31 December
Project name	amount	2018	for the year	2018	amount	funding	2018
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhongke Refine Integration Project	34,667	6,990	10,789	17,779	51%	Bank loans & self-financing	184
Wen 23 Gas Storage Project (First-stage)	13,865	1,329	2,099	3,428	25%	Bank loans & self-financing	51
Tianjin LNG Project	13,639	3,154	(1,116)	2,038	86%	Bank loans & self-financing	180
Xinjiang Coal-based Substitute Natural Gas (SNG) Export Pipeline Construction Project (First-stage)	11,589	1,692	3,990	5,682	49%	Bank loans & self-financing	50
Hainan Refine Paraxylene plant and supporting project	3,680	794	1,800	2,594	70%	Bank loans & self-financing	6

15	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2018	75,728	5,160	3,845	48,613	4,662	138,008
Additions for the year	9,699	88	228	3,948	710	14,673
Decreases for the year	(696)	(18)	(44)	(345)	(107)	(1,210)
Balance at 31 December 2018	84,731	5,230	4,029	52,216	5,265	151,471
Accumulated amortisation:
Balance at 1 January 2018	16,978	3,168	2,774	14,206	2,870	39,996
Additions for the year	3,191	230	268	3,010	426	7,125
Decreases for the year	(183)	(1)	(45)	(79)	(96)	(404)
Balance at 31 December 2018	19,986	3,397	2,997	17,137	3,200	46,717
Provision for impairment losses:
Balance at 1 January 2018	224	482	24	139	17	886
Additions for the year	9	—	—	9	—	18
Decreases for the year	(2)	—	—	(3)	—	(5)
Balance at 31 December 2018	231	482	24	145	17	899

Net book value:
Balance at 31 December 2018	64,514	1,351	1,008	34,934	2,048	103,855
Balance at 31 December 2017	58,526	1,510	1,047	34,268	1,775	97,126

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2018 is RMB 5,414 million (2017: RMB 4,468 million).

16	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 31 December	At 31 December
		2018	2017
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) (Note 51)	Production and sale of petrochemical products	2,541	2,541
Sinopec (Hong Kong) Limited	Trading of petrochemical products	921	879
Other units without individual significant goodwill		167	167
Total		8,676	8,634

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.7% to 12.3% (2017: 10.8% to 11.4%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,563	381	—	—
Payables	1,808	1,925	—	—
Cash flow hedges	1,131	165	(27)	(50)
Fixed assets	15,427	14,150	(8,666)	(9,928)
Tax value of losses carried forward	3,709	2,325	—	—
Available-for-sale securities	—	117	—	—
Other equity instrument investments	117	—	(1)	—
Intangible assets	474	227	(535)	(563)
Others	174	180	(428)	(264)
Deferred tax assets/(liabilities)	25,403	19,470	(9,657)	(10,805)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December 2018	At 31 December 2017
	RMB million	RMB million
Deferred tax assets	3,709	4,339
Deferred tax liabilities	3,709	4,339

18DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December 2018	At 31 December 2017
	RMB million	RMB million
Deferred tax assets	21,694	15,131
Deferred tax liabilities	5,948	6,466

At 31 December 2018, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 18,308 million (2017: RMB 20,821 million), of which RMB 2,437 million (2017: RMB 5,938 million) was incurred for the year ended 31 December 2018, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 2,373 million, RMB 3,887 million, RMB 3,673 million, RMB 5,938 million and RMB 2,437 million will expire in 2019, 2020, 2021, 2022, 2023 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2018, write-down of deferred tax assets amounted to RMB 188 million (2017: RMB 26 million) (Note 48).

19	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

20	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2018, impairment losses of the Group are analysed as follows:

	Note	Balance at 31 December 2017	Changes in significant accounting policies (Note 3(26))	Balance at 1 January 2018	Provision for the year	Written back for the year	Written off for the year	Other increase/ (decrease)	Balance at 31 December 2018
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Bills receivable and accounts receivable	8	612	—	612	83	(77)	(19)	7	606
Prepayments	9	25	—	25	31	(2)	(1)	—	53
Other receivables	10	1,486	—	1,486	78	(69)	(18)	4	1,481
		2,123	—	2,123	192	(148)	(38)	11	2,140
Inventories	11	1,155	—	1,155	5,535	(114)	(217)	17	6,376
Long-term equity investments	12	1,614	—	1,614	7	—	(13)	78	1,686
Fixed assets	13	74,135	—	74,135	6,149	—	(1,195)	(26)	79,063
Construction in progress	14	1,780	—	1,780	28	—	(1)	47	1,854
Intangible assets	15	886	—	886	—	—	(2)	15	899
Goodwill	16	7,861	—	7,861	—	—	—	—	7,861
Others		49	(16)	33	97	—	—	(28)	102
Total		89,603	(16)	89,587	12,008	(262)	(1,466)	114	99,981

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

21	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2018			At 31 December 2017
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			17,088			31,105
–Renminbi loans			13,201			23,685
–US Dollar loans	566	6.8632	3,887	1,136	6.5342	7,420
Short-term other loans			300			299
–Renminbi loans			300			299
Short-term loans from Sinopec Group Company and fellow subsidiaries			27,304			23,297
–Renminbi loans			3,061			1,706
–US Dollar loans	3,319	6.8632	22,780	3,010	6.5342	19,668
–HK Dollar loans	1,645	0.8762	1,441	2,277	0.8359	1,903
–Singapore Dollar loans	—	—	—	4	4.8831	20
–Euro loans	3	7.8473	22	—	7.8023	—
Total			44,692			54,701

At 31 December 2018, the Group’s interest rates on short-term loans were from interest 0.80% to 5.22% (At 31December 2017: from interest 0.70% to 6.09%). The majority of the above loans are by credit.

At 31 December 2018 and 31 December 2017, the Group had no significant overdue short-term loans.

22	BILLS PAYABLE AND ACCOUNTS PAYABLE

The Group

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Bills payable (a)	6,416	6,462
Accounts payable (b)	186,341	200,073
Total	192,757	206,535

(a)	Bills payable

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 31 December 2018 and 31 December 2017, the Group had no overdue unpaid bills.

(b)	Accounts payable

At 31 December 2018 and 31 December 2017, the Group had no individually significant accounts payable aged over one year.

23	CONTRACT LIABILITIES

As at 31 December 2018, the Group's contract liabilities primarily present advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

As at 1 January 2018, the Group's contract liabilities was RMB 120,734 million, of which RMB 119,138 million was recognised as revenue in 2018.

24	EMPLOYEE BENEFITS PAYABLE

At 31 December 2018 and 31 December 2017, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

25	TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Value-added tax payable	9,810	8,899
Consumption tax payable	59,944	39,623
Income tax payable	6,699	13,015
Mineral resources compensation fee payable	138	175
Other taxes	10,469	10,228
Total	87,060	71,940

26	OTHER PAYABLES

At 31 December 2018 and 31 December 2017, other payables of the Group over one year primarily represented payables for constructions.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2018			At 31 December 2017
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans			12,039			1,379
– US Dollar loans	5	6.8632	35	4	6.5342	23
			12,074			1,402
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			4,361			2,014
			4,361			2,014

Long-term loans due within one year			16,435			3,416
Debentures payable due within one year
– Renminbi debentures			—			16,000
– US Dollar debentures	—	—	—	1,000	6.5342	6,532
			—			22,532
Others			1,015			733
Non-current liabilities due within one year			17,450			26,681

At 31 December 2018 and 31 December 2017, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 31 December 2018			At 31 December 2017
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 4.66% per annum at 31 December 2018 with maturities through 2033			31,025			25,644
– US Dollar loans	Interest rates ranging from interest 1.55% to 4.29% per annum at 31 December 2018 with maturities through 2031	16	6.8632	109	29	6.5342	192
Less: Current portion				(12,074)			(1,402)
Long-term bank loans				19,060			24,434
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 4.99% per annum at 31 December 2018 with maturities through 2030			46,877			45,334
Less: Current portion				(4,361)			(2,014)
Long-term loans from Sinopec Group Company and fellow subsidiaries				42,516			43,320

Total				61,576			67,754

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Between one and two years	40,004	16,822
Between two and five years	11,999	48,238
After five years	9,573	2,694
Total	61,576	67,754

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

The Group

	At 31 December 2018 RMB million	At 31 December 2017 RMB million
Debentures payable:
– Corporate Bonds (i)	31,951	53,902
Less: Current portion	—	(22,532)
Total	31,951	31,370

Note:

(i)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 11,951 million, and RMB denominated corporate bonds of RMB 20,000 million (2017: USD denominated corporate bonds of RMB 17,902 million, and RMB denominated corporate bonds of RMB 36,000 million). At 31 December 2018, corporate bonds of RMB 11,951 million (2017: RMB 17,902 million) are guaranteed by Sinopec Group Company.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2018	39,407
Provision for the year	1,567
Accretion expenses	1,438
Utilised for the year	(598)
Exchange adjustments	193
Balance at 31 December 2018	42,007

31	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

32	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 domestic listed A shares (2017: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 overseas listed H shares (2017: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

32	SHARE CAPITAL (Continued)

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2018, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 11.5% (2017: 12.0%) and 46.1% (2017: 46.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 28 and 55, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

33	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2018	119,557
Transaction with minority interests	(12)
Others	(353)
Balance at 31 December 2018	119,192

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

34	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	Year ended 31 December 2018
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(12,500)	2,159	(10,341)
(Less)/Add: Reclassification adjustments for amounts transferred to the consolidated income statement	(730)	130	(600)
Subtotal	(11,770)	2,029	(9,741)
Changes in fair value of other equity instrument investments	(41)	(12)	(53)
Subtotal	(41)	(12)	(53)
Other comprehensive income that can be converted into profit or loss under the equity method	(240)	11	(229)
Subtotal	(240)	11	(229)
Foreign currency translation differencess	3,399	—	3,399
Subtotal	3,399	—	3,399
Other comprehensive income	(8,652)	2,028	(6,624)

34	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(a)	The changes of other comprehensive income in consolidated income statement (Continued)

	Year ended 31 December 2017
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(1,314)	240	(1,074)
Less/(Add): Adjustments of amounts transferred to initial carrying amount of hedged items	4	(1)	3
Reclassification adjustments for amounts transferred to the consolidated income statement	575	(72)	503
Subtotal	(1,893)	313	(1,580)
Changes in fair value of available-for-sale financial assets recognised during the year	(57)	—	(57)
Subtotal	(57)	—	(57)
Share of other comprehensive loss in associates and joint ventures	1,053	—	1,053
Subtotal	1,053	—	1,053
Foreign currency translation differences	(3,792)	—	(3,792)
Subtotal	(3,792)	—	(3,792)
Other comprehensive income	(4,689)	313	(4,376)

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company						Minority interests	Total other comprehensive income
	Other comprehensive income that can be converted into profit or loss under the equity method	Changes in fair value of available-for-sale financial assets	Changes in fair value of other equity instrument investments	Cash flow hedges	Foreign currency translation differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
31 December 2016	(4,161)	97	—	1,132	2,000	(932)	(1,888)	(2,820)
Changes in 2017	680	(40)	—	(1,642)	(2,479)	(3,481)	(895)	(4,376)
31 December 2017	(3,481)	57	—	(510)	(479)	(4,413)	(2,783)	(7,196)
Change in accounting policy	—	(57)	45	—	—	(12)	—	(12)
1 January 2018	(3,481)	—	45	(510)	(479)	(4,425)	(2,783)	(7,208)
Changes in 2018	(183)	—	(41)	(4,407)	2,282	(2,349)	994	(1,355)
31 December 2018	(3,664)	—	4	(4,917)	1,803	(6,774)	(1,789)	(8,563)

As at 31 December 2018, cash flow hedge reserve amounted to a loss of RMB 4,932 million (31 December 2017: a loss of RMB 460 million), of which a loss of RMB 4,917 million was attribute to shareholders of the Company (31 December 2017: a loss of RMB 510 million).

35	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2018	82,682	117,000	199,682
Appropriation	3,996	—	3,996
Balance at 31 December 2018	86,678	117,000	203,678

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

36	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	2,825,613	2,300,470	1,022,195	824,100
Income from other operations	65,566	59,723	36,298	33,378
Total	2,891,179	2,360,193	1,058,493	857,478
Operating costs	2,401,012	1,890,398	812,355	633,114

The income from principal operations mainly represents revenue from sales of crude oil, natural gas, refined petroleum products and chemical products. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 57.

The detailed information about the Group’s operating income is as follows:

	2018	2017
	RMB million	RMB million
Income from principal operations	2,825,613	2,300,470
Crude oil	519,910	421,585
Gasoline	711,236	600,113
Diesel	594,008	503,406
Basic chemical feedstock	250,884	205,722
Kerosene	168,823	115,739
Synthetic resin	124,618	107,633
Natural gas	43,205	34,277
Synthetic fiber monomers and polymers	77,572	61,998
Others (i)	335,357	249,997
Income from other operations	65,566	59,723
Sale of materials and others	64,503	58,930
Rental income	1,063	793
Total	2,891,179	2,360,193

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

37	TAXES AND SURCHARGES

The Group

	2018	2017
	RMB million	RMB million
Consumption tax	201,901	192,907
City construction tax	18,237	18,274
Education surcharge	13,187	13,811
Resources tax	6,021	4,841
Others	7,152	5,459
Total	246,498	235,292

The applicable tax rate of the taxes and surcharges are set out in Note 4.

38	FINANCIAL EXPENSES

The Group

	2018	2017
	RMB million	RMB million
Interest expenses incurred	6,376	6,368
Less: Capitalised interest expenses	493	723
Net interest expenses	5,883	5,645
Accretion expenses (Note 30)	1,438	1,501
Interest income	(7,726)	(5,254)
Net foreign exchange gain	(596)	(332)
Total	(1,001)	1,560

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2018 by the Group ranged from 2.37% to 4.66% (2017: 2.37% to 4.41%).

39	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2018	2017
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	2,292,983	1,770,651
Personnel expenses	77,721	74,854
Depreciation, depletion and amortisation	109,967	115,310
Exploration expenses (including dry holes)	10,744	11,089
Other expenses	61,083	64,566
Total	2,552,498	2,036,470

40	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

41	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

42	IMPAIRMENT LOSSES

The Group

	2018	2017
	RMB million	RMB million
Receivables	—	110
Inventories	5,421	423
Long-term equity investment	7	936
Fixed assets	6,149	19,836
Construciton in Progress	28	252
Intangible assets	—	19
Others	—	215
Total	11,605	21,791

43	OTHER INCOME

Other income are mainly the government grants related to the business activities.

44	INVESTMENT INCOME

	The Group		The Company
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	25,390	31,118
Income from investment accounted for under equity method	13,974	16,525	4,259	5,774
Investment income/(loss) from disposal of long-term equity investments	397	(26)	(2,768)	(21)
Dividend income from holding of other equity instruments	515	—	14	—
Investment income from holding/disposal of available-for sale financial assets	—	199	—	13
Investment (loss)/income from disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(1,940)	(752)	692	—
(Loss)/gain from ineffective portion of cash flow hedges	(1,604)	(916)	7	(88)
Gain on remeasurement of interests in Shanghai SECCO	—	3,941	—	—
Others	86	89	742	1,262
Total	11,428	19,060	28,336	38,058

45	GAIN FROM CHANGES IN FAIR VALUE

The Group

	2018	2017
	RMB million	RMB million
Changes in fair value of financial assets and financial liabilities at fair value through gain/(loss), net	3,008	(157)
Unrealised (losses)/gains from ineffective portion cash flow hedges, net	(374)	103
Others	22	41
Total	2,656	(13)

46	NON-OPERATING INCOME

The Group

	2018	2017
	RMB million	RMB million
Government grants	788	427
Others	1,282	890
Total	2,070	1,317

47	NON-OPERATING EXPENSES

The Group

	2018	2017
	RMB million	RMB million
Fines, penalties and compensation	276	89
Donations	180	152
Others	2,586	1,468
Total	3,042	1,709

48	INCOME TAX EXPENSE

The Group

	2018	2017
	RMB million	RMB million
Provision for income tax for the year	27,176	26,668
Deferred taxation	(6,244)	(10,317)
Under-provision for income tax in respect of preceding year	(719)	(72)
Total	20,213	16,279

48	INCOME TAX EXPENSE (Continued)

The Group (Continued)

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2018	2017
	RMB million	RMB million
Profit before taxation	100,502	86,573
Expected income tax expense at a tax rate of 25%	25,126	21,643
Tax effect of non-deductible expenses	1,989	1,936
Tax effect of non-taxable income	(5,019)	(5,939)
Tax effect of preferential tax rate (i)	(1,259)	(793)
Effect of income taxes at foreign operations	77	(1,394)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(779)	(613)
Tax effect of tax losses not recognised	609	1,485
Write-down of deferred tax assets	188	26
Adjustment for under provision for income tax in respect of preceding years	(719)	(72)
Actual income tax expense	20,213	16,279

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

49	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to a resolution passed at the director’s meeting on 22 March 2019, final dividends in respect of the year ended 31 December 2018 of RMB 0.26 (2017: RMB 0.40) per share totaling RMB 31,479 million (2017: RMB 48,428 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2017: RMB 12,107 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares of 4 June 2018 was approved. All dividends have been paid in the year ended 31 December 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million according to total shares of 18 July 2017 was approved. All dividends have been paid in the year ended 31 December 2017.

50	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

		2018	2017
		RMB million	RMB million
Net profit		80,289	70,294
Add:	Impairment losses on assets	11,605	21,791
	Credit impairment losses	141	—
	Depreciation of fixed assets	99,462	106,149
	Amortisation of intangible assets and long-term deferred expenses	10,505	9,161
	Dry hole costs written off	6,921	6,876
	Net loss on disposal of non-current assets	1,526	1,518
	Fair value (gain)/loss	(2,656)	13
	Financial expenses	(359)	676
	Investment income	(11,428)	(19,060)
	Increase in deferred tax assets	(5,079)	(4,707)
	Decrease in deferred tax liabilities	(1,165)	(5,610)
	Increase in inventories	(3,312)	(28,903)
	Safety fund reserve	909	126
	Increase in operating receivables	(1,043)	(31,151)
	(Decrease)/increase in operating payables	(10,448)	63,762
Net cash flow from operating activities		175,868	190,935

50	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT (CONTINUED)

The Group (Continued)

(b)	Net change in cash:

	2018	2017
	RMB million	RMB million
Cash balance at the end of the year	111,922	113,218
Less: Cash at the beginning of the year	113,218	124,468
Net decrease of cash	(1,296)	(11,250)

(c)	The analysis of cash held by the Group is as follows:

	2018	2017
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	82	14
– Demand deposits	111,840	113,204
Cash at the end of the year	111,922	113,218

51	BUSINESS COMBAINATION

Business combination involving entities not under common control

For the year ended 31 December 2018, significant business combination didn’t occur in the Group.

On 26 October 2017, a subsidiary of the Company, Gaoqiao Petrochemical Co., Ltd., purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB 10,135 million (“the Transaction”). Before the Transaction, the Company and one of its subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. After the Transaction, the Company, together with its subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of the Company.

Shanghai SECCO is principally engaged in the production and sale of petrochemical products including acrylonitrile, polystyrene, polyethylene, etc.

Acquiree	Time of acquisition	Costof acquisition	Share of Acquired equity	Acquisition method	Acquisition date	Basis of determination on acquisition date	Income of the acquiree from acquisition date to end of year	Net profits of the acquiree from acquisition date to end of year	Operating cash flow of the acquiree from acquisition date to end of year	Net cash flow of the acquiree from acquisition date to end of year
Shanghai SECCO	26/10/2017	RMB 10,135 million	50%	Cash	26/10/2017	Acquirer gaining actual control over acquiree	RMB 5,222 million	RMB 726 million	RMB 1,639 million	RMB 7,205 million

Details of combination cost and goodwill are as follows:

Shanghai SECCO RMB million
Purchase consideration
– Cash consideration for the purchase of 50% equity interest acquired	10,135
– Acquisition-date fair value of the 50% equity interest held before the acquisition	10,135
Total purchase consideration	20,270
Less: Net assets acquired	17,729
Goodwill (Note 16)	2,541

51	BUSINESS COMBAINATION (Continued)

Business combination involving entities not under common control (Continued)

Details of the net assets acquired are as follows:

	Fair value at the Acquisition Date	Book value at the Acquisition Date	Book value At December 31 2016
Cash and cash equivalents	5,653	5,653	2,343
Bills receivable	641	641	621
Accounts and other receivables	558	558	251
Inventories	1,702	1,558	1,643
Prepayments	1,349	1,349	354
Other current assets	761	791	386
Total current assets	10,664	10,550	5,598
Fixed assets	9,587	4,860	5,665
Construction in progress	231	229	117
Intangible assets	2,937	662	613
Long-term deferred expenses	117	117	168
Deferred tax assets	11	12	19
Other non-current assets	—	7	—
Total non-current assets	12,883	5,887	6,582
Total assets	23,547	16,437	12,180
Accounts and other payables	(2,115)	(2,115)	(936)
Bills payable	—	—	(35)
Advances from customers	(383)	(383)	(376)
Employee benefits payable	(96)	(96)	(99)
Taxes payable	(1,438)	(1,438)	(538)
Total current liabilities	(4,032)	(4,032)	(1,984)
Deferred tax liabilities	(1,786)	—	—
Net assets acquired	17,729	12,405	10,196

The goodwill is attributable to the high profitability of the acquired business and synergy to be achieved post the Transaction among Shanghai SECCO and the Group’s existing petrochemical operations located in eastern China.

As of Acquisition Date, a gain of RMB 3,941 million was recognised as a result of remeasuring the 50% equity interest held before the Transaction to its fair value, which is included in investment income (Note 44) in the Group’s consolidated income statement for the year ended 31 December 2017.

52	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Dai Houliang
Registered capital	:	RMB 274,900 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

52	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2018	2017
		RMB million	RMB million
Sales of goods	(i)	272,789	244,211
Purchases	(ii)	192,224	165,993
Transportation and storage	(iii)	7,319	7,716
Exploration and development services	(iv)	23,489	21,210
Production related services	(v)	28,472	20,824
Ancillary and social services	(vi)	6,664	6,653
Operating lease charges for land	(vii)	7,765	8,015
Operating lease charges for buildings	(vii)	521	510
Other operating lease charges	(vii)	869	626
Agency commission income	(viii)	113	127
Interest income	(ix)	848	807
Interest expense	(x)	1,110	554
Net deposits withdrawn from/(placed with) related parties	(ix)	6,457	(7,441)
Net funds obtained from related parties	(xi)	31,684	19,661

The amounts set out in the table above in respect of the year ended 31 December 2018 and 2017 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2018 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 140,570 million (2017: RMB 128,863 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 123,772 million (2017: RMB 112,619 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,664 million (2017: RMB 6,652 million), operating lease charges for land, buildings and others paid by the Group of RMB 7,765 million, RMB 521 million and RMB 738 million (2017: RMB 8,015 million, RMB 510 million and RMB 513 million), respectively and interest expenses of RMB 1,110 million (2017: RMB 554 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 59,472 million (2017: RMB 60,045 million), comprising RMB 58,606 million (2017: RMB 59,213 million) for sales of goods, RMB 848 million (2017: RMB 807 million) for interest income and RMB 18 million (2017: RMB 25 million) for agency commission income.

As at 31 December 2018 and 31 December 2017 there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 56(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 56(b).

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans, discounted bills and others from to Sinopec Group Company and fellow subsidiaries.

52	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2018. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

●	the government-prescribed price;

●	where there is no government-prescribed price, the government-guidance price;

●	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on August 24, 2018, which took effect on January 1, 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract” etc.,. The memorandum was effective since January 1, 2019. Sinopec Group Company agreed to lease 410 million square meters of land to the Company, and to adjust the total fee of land to about RMB 14 billion, according to the newly confirmed area of leasing land and the situation of land market.

52	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with the Group’s related parties at 31 December 2018 and 31 December 2017 are as follows:

	The ultimate holding company		Other related companies
	At 31 December 2018	At 31 December 2017	At 31 December 2018	At 31 December 2017
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	41,057	47,514
Bills receivable and accounts receivable	11	19	7,544	13,155
Other receivables	33	33	6,901	5,411
Prepayments and other current assets	—	—	731	189
Other non-current assets	—	—	23,482	20,726
Bills payable and accounts payable	19	43	17,511	24,061
Advances from customers	—	12	—	2,763
Contract liabilities	25	—	3,248	—
Other payables	2	104	18,158	18,111
Other non-current liabilities	—	—	12,470	10,165
Short-term loans	—	—	27,304	23,297
Long-term loans (including current portion) (Note)	—	—	46,877	45,334

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 21 and Note 28.

As at and for the year ended 31 December 2018, and as at and for the year ended 31 December 2017, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2018	2017
	RMB thousand	RMB thousand
Short-term employee benefits	5,745	5,344
Retirement scheme contributions	351	424
Total	6,096	5,768

53	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

53	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “CASs 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future years is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

54	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2018. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise		Principal activities	Registered capital/ paid-up capital	Actual investment at 31 December 2018	Percentage of equity interest/ voting right held by the Group	Minority Interests at 31 December 2018
			million	million	%	RMB million
(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	27
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	4,355
	Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 1,562	100.00	271
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 15,651	RMB 15,651	100.00	—
	Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
	Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	65
	Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	—
	Sinopec Marketing Co. Limited (“Marketing Company”)	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	66,827
	Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD 248	HKD 3,952	60.33	4,085
	Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,824	RMB 5,820	50.44	15,168
	Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 8,140	RMB 4,070	50.00	5,761
(b)	Subsidiaries established by the Group:
	Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	17,952
	Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding of overseas business	USD 1,662	USD 1,662	100.00	—
	Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	70
	Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 22,761	RMB 22,795	100.00	(28)
	Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	119
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,810
	Sinopec-SK (Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	Production, sale, research and development of ethylene and downstream byproducts	RMB 6,270	RMB 4,076	65.00	4,560
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	2,582
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	—
	Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	6,851
(d)	Subsidiaries acquired through business combination not under common control:
	Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) (note 51)	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	5,802
*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

54	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	130,861	156,494	16,731	19,555	25,299	19,866	816	992	1,209	1,196	9,537	11,602	2,750	1,636
Current liabilities	(181,766)	(212,620)	(483)	(7,118)	(13,913)	(10,922)	(50)	(376)	(3,722)	(2,351)	(2,233)	(4,174)	(2,333)	(3,975)
Net current (liabilities)/assets	(50,905)	(56,126)	16,248	12,437	11,386	8,944	766	616	(2,513)	(1,155)	7,304	7,428	417	(2,339)
Non-current assets	261,062	253,455	38,020	34,769	19,241	19,743	11,444	9,925	12,895	13,089	12,301	12,797	12,612	13,598
Non-current liabilities	(2,086)	(1,774)	(31,050)	(28,523)	(140)	(146)	(688)	(681)	(132)	(2,430)	(1,698)	(1,740)	—	—
Net non-current assets	258,976	251,681	6,970	6,246	19,101	19,597	10,756	9,244	12,763	10,659	10,603	11,057	12,612	13,598

Summarised consolidated statement of comprehensive income and cash flow

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO (ii)		Zhonghan Wuhan
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,443,698	1,221,530	5,037	6,136	107,765	92,014	5,261	6,068	1,398	1,498	26,320	5,222	17,134	16,139
Profit for the year	21,995	27,517	3,272	1,075	5,277	6,152	1,595	2,757	1,065	1,046	3,099	726	1,879	2,733
Total comprehensive income	22,538	26,983	4,536	396	5,270	6,152	1,595	2,757	1,067	1,146	3,099	726	1,879	2,733
Comprehensive income/ (loss) attributable to minority interests	7,780	9,033	2,737	(38)	2,612	3,081	798	1,378	399	433	1,004	235	658	957
Dividends paid to minority interests	3,964	9,544	—	—	1,616	1,344	600	625	104	70	1,191	—	—	—
Net cash generated from/ (used in) operating activities	24,825	51,038	3,467	2,758	6,695	7,078	38	(558)	738	968	3,766	1,639	3,308	2,976

Note:

(ii)
On 26 October 2017, a subsidiary of the Company, Gaoqiao Petrochemical Co., Ltd., purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited. Therefore summarised consolidated statement of comprehensive income and cash flow of Shanghai SECCO presents the results from the acquisition date to 31 December 2017.

55	COMMITMENTS

Operating lease commitments

The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2018 and 31 December 2017, the future minimum lease payments of the Group under operating leases are as follows:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Within one year	15,625	11,114
Between one and two years	14,668	11,492
Between two and three years	13,986	10,730
Between three and four years	13,734	10,552
Between four and five years	13,494	10,428
Thereafter	281,287	202,806
Total	352,794	257,122

Capital commitments

At 31 December 2018 and 31 December 2017, the capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Authorised and contracted for (i)	141,045	120,386
Authorised but not contracted for	54,392	57,997
Total	195,437	178,383

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 5,553 million (2017: RMB 3,364 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually and recognised in profit and loss. Expenses recognised were approximately RMB 231 million for the year ended 31 December 2018 (2017: RMB 308 million).

Estimated future annual payments of the Group are as follows:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Within one year	380	205
Between one and two years	79	83
Between two and three years	33	32
Between three and four years	28	28
Between four and five years	28	28
Thereafter	852	882
Total	1,400	1,258

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

56	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2018 and 31 December 2017, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Joint ventures	5,033	940
Associates (i)	12,168	13,520
Others	7,197	9,732
Total	24,398	24,192

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 31 December 2018, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 12,168 million (2017:RMB 13,520 million).

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2018 and 31 December 2017, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 7,940 million in the consolidated financial statements for the year ended 31 December 2018 (2017: RMB 7,851 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

57	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

57	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2018	2017
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	93,499	69,168
Inter-segment sales	95,954	77,804
	189,453	146,972
Refining
External sales	148,930	132,478
Inter-segment sales	1,109,088	874,271
	1,258,018	1,006,749
Marketing and distribution
External sales	1,408,989	1,191,902
Inter-segment sales	5,224	3,962
	1,414,213	1,195,864
Chemicals
External sales	457,406	373,814
Inter-segment sales	73,835	49,615
	531,241	423,429
Corporate and others
External sales	716,789	533,108
Inter-segment sales	650,271	440,303
	1,367,060	973,411
Elimination of inter-segment sales	(1,934,372)	(1,445,955)

Consolidated income from principal operations	2,825,613	2,300,470
Income from other operations
Exploration and production	10,738	10,533
Refining	5,389	5,104
Marketing and distribution	32,424	28,333
Chemicals	15,492	14,314
Corporate and others	1,523	1,439
Consolidated income from other operations	65,566	59,723

Consolidated operating income	2,891,179	2,360,193

57	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2018	2017
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(11,557)	(47,399)
Refining	53,703	64,047
Marketing and distribution	24,106	32,011
Chemicals	25,970	22,796
Corporate and others	(8,151)	(3,160)
Elimination	(3,634)	(1,655)
Total segment operating profit	80,437	66,640
Investment income
Exploration and production	2,595	1,401
Refining	429	1,017
Marketing and distribution	2,676	2,951
Chemicals	6,905	13,648
Corporate and others	(1,177)	43
Total segment investment income	11,428	19,060
Less: Financial expenses	(1,001)	1,560
Add: Other income	6,694	4,356
Gain/(loss) from changes in fair value	2,656	(13)
Loss from asset disposal	(742)	(1,518)

Operating profit	101,474	86,965
Add: Non-operating income	2,070	1,317
Less: Non-operating expenses	3,042	1,709
Profit before taxation	100,502	86,573

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Assets
Segment assets
Exploration and production	321,686	343,404
Refining	271,356	273,123
Marketing and distribution	317,641	309,727
Chemicals	156,865	158,472
Corporate and others	152,799	170,045
Total segment assets	1,220,347	1,254,771
Cash at bank and on hand	167,015	165,004
Long-term equity investments	145,721	131,087
Deferred tax assets	21,694	15,131
Other unallocated assets	37,531	29,511
Total assets	1,592,308	1,595,504
Liabilities
Segment liabilities
Exploration and production	93,874	99,367
Refining	103,709	101,429
Marketing and distribution	159,028	163,680
Chemicals	37,380	35,207
Corporate and others	144,138	117,756
Total segment liabilities	538,129	517,439
Short-term loans	44,692	54,701
Non-current liabilities due within one year	17,450	26,681
Long-term loans	61,576	67,754
Debentures payable	31,951	31,370
Deferred tax liabilities	5,948	6,466
Other non-current liabilities	27,276	16,440
Other unallocated liabilities	7,627	20,583
Total liabilities	734,649	741,434

57	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2018	2017
	RMB million	RMB million
Capital expenditure
Exploration and production	42,155	31,344
Refining	27,908	21,075
Marketing and distribution	21,429	21,539
Chemicals	19,578	23,028
Corporate and others	6,906	2,398
	117,976	99,384
Depreciation, depletion and amortisation
Exploration and production	60,331	66,843
Refining	18,164	18,408
Marketing and distribution	16,296	15,463
Chemicals	13,379	12,873
Corporate and others	1,797	1,723
	109,967	115,310
Impairment losses on long-lived assets
Exploration and production	4,274	13,556
Refining	353	1,894
Marketing and distribution	264	675
Chemicals	1,374	4,922
Corporate and others	16	211
	6,281	21,258

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2018	2017
	RMB million	RMB million
External sales
Mainland China	2,119,580	1,758,365
Singapore	395,129	269,349
Others	376,470	332,479
	2,891,179	2,360,193

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Non-current assets
Mainland China	989,668	979,329
Others	50,892	48,572
	1,040,560	1,027,901

58	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, bills receivable and accounts receivable, other equity instrument investments and other receivables. Financial liabilities of the Group include short-term, derivative financial liabilities, bills payable and accounts payable, debentures payable, employee benefits payable, other payables and long-term loans.

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposit) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2018, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, bills receivable and accounts receivable and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivables and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivables, the group applies the “No.22 Accounting Standards for Business Enterprises - Financial instruments: recognition and measurement” simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivables.

To measure the expected credit losses, trade accounts receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 month before 31 December 2018 or 1 Janurary 2018, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivables, based on which the Group generated its payment profile is listed in note 8.

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers “low credit risk” for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

58	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2018, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 387,748 million (2017: RMB 361,852 million) on an unsecured basis, at a weighted average interest rate of 3.87% (2017: 3.40%). At 31 December 2018, the Group’s outstanding borrowings under these facilities were RMB 21,236 million (2017: RMB 56,567 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2018
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	44,692	45,040	45,040	—	—	—
Non-current liabilities due within one year	17,450	18,053	18,053	—	—	—
Long-term loans	61,576	66,387	792	40,885	13,807	10,903
Debentures payable	31,951	38,674	1,269	14,030	17,124	6,251
Derivative financial liabilties	13,571	13,571	13,571	—	—	—
Bills payable and accounts payable	192,757	192,757	192,757	—	—	—
Other payables and employee benefits payable	84,775	84,775	84,775	—	—	—
Total	446,772	459,257	356,257	54,915	30,931	17,154

	At 31 December 2017
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	54,701	55,451	55,451	—	—	—
Non-current liabilities due within one year	26,681	27,261	27,261	—	—	—
Long-term loans	67,754	70,613	1,003	17,666	49,038	2,906
Debentures payable	31,370	39,122	1,250	1,250	22,285	14,337
Derivative financial liabilties	2,665	2,665	2,665	—	—	—
Bills payable and accounts payable	206,535	206,535	206,535	—	—	—
Other payables and employee benefits payable	96,190	96,190	96,190	—	—	—
Total	485,896	497,837	390,355	18,916	71,323	17,243

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

58	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2018	2017
	million	million
Gross exposure arising from loans and borrowings
US Dollars	668	204

A 5 percent strengthening/weakening of Renminbi against the following currencies at 31 December 2018 and 31 December 2017 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

The Group

	At 31 December	At 31 December
	2018	2017
	million	million
US Dollars	172	50

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 21 and Note 28, respectively.

At 31 December 2018, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 424 million (at 31 December 2017: decrease/increase RMB 450 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2017.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2018, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2018, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 7,844 million (2017: RMB 515 million) recognised in other receivables and derivative financial liabilities of RMB 13,568 million (2017: RMB 2,624 million) recognised in other payables.

At 31 December 2018, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments which would decrease/increase the Group’s profit for the year by approximately RMB 197 million (2017: decrease/increase RMB 4,049 million), and increase/decrease the Group’s other comprehensive income by approximately RMB 6,850 million (2017: decrease/increase RMB 701 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2017.

58	FINANCIAL INSTRUMENTS (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2018

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading
– Structured deposits	—	—	25,550	25,550
– Equity investments, listed and at quoted market price	182	—	—	182
Derivative financial assets:
– Derivative financial assets	874	7,013	—	7,887
Other equity security investments:
– Other Investments	127	—	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	5,500	8,071	—	13,571
	5,500	8,071	—	13,571

At 31 December 2017

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading
– Structured deposits	—	—	51,196	51,196
Derivative financial assets:
– Derivative financial assets	343	183	—	526
Available-for-sale financial assets:
– Listed	178	—	—	178
	521	183	51,196	51,900
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,277	1,388	—	2,665
	1,277	1,388	—	2,665

During the year ended 31 December 2018, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

58	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.76% to 4.90% (2017: 1.79% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2018 and 31 December 2017:

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million
Carrying amount	63,085	79,738
Fair value	62,656	78,040

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2018 and 31 December 2017.

59	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public- Extraordinary Gain and Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2018	2017
	RMB million	RMB million
Extraordinary (gains)/losses for the year:
Net loss on disposal of non-current assets	742	1,518
Donations	180	152
Government grants	(7,482)	(4,783)
Gain on holding and disposal of various investments	(1,023)	(148)
Gain on remeasurement of interests in the Shanghai SECCO (Note 51)	—	(3,941)
Other non-operating loss, net	1,613	690
	(5,970)	(6,512)
Tax effect	2,312	976
Total	(3,658)	(5,536)
Attributable to:
Equity shareholders of the Company	(3,459)	(5,537)
Minority interests	(199)	1

60	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2018	2017
Net profit attributable to equity shareholders of the Company (RMB million)	63,089	51,119
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.521	0.422

The calculation of the weighted average number of ordinary shares is as follows:

	2018	2017
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	121,071	121,071

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2018	2017
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	63,089	51,117
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted earnings per share (RMB/share)	0.521	0.422

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2018	2017
Weighted average number of the ordinary shares issued at 31 December (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	121,071	121,071

61	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2018			2017
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	8.67	0.521	0.521	7.14	0.422	0.422
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	8.20	0.493	0.493	6.37	0.376	0.376

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor’s Report
To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in the People’s Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (the “Group”) set out on pages 155 to 211, which comprise:

●	the consolidated balance sheet as at 31 December 2018;

●	the consolidated income statement for the year then ended;

●	the consolidated statement of comprehensive income for the year then ended;

●	the consolidated statement of changes in equity for the year then ended;

●	the consolidated statement of cash flows for the year then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standard Board and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

●	Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

●	Net realisable value (NRV) of crude oil, finished goods and work in progress of refined oil products

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

Refer to note 8 “Other operating expense, net”, note 16 “Property, plant and equipment” and note 42 “Accounting estimates and judgements” to the consolidated financial statements.

Decrease in prices of international crude oil in the fourth quarter of the year ended 31 December 2018 gave rise to possible indication that the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2018 might be impaired. The Group has adopted value in use as the respective recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which involved key estimations or assumptions including:

–          Future crude oil prices;

–          Future production profiles;

–          Future cost profiles; and

–          Discount rates.

Because of the significance of the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2018, together with the use of significant estimations or assumptions in determining their respective value in use, we had placed our audit emphasis on this matter.

In auditing the respective value in use calculations of property, plant and equipment relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

●          Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of property, plant and equipment relating to oil and gas producing activities.

●          Assessed the methodology adopted in, and tested mathematical accuracy of the discounted cash flow projections.

●          Compared estimates of future crude oil prices adopted by the Group against a range of reputable published crude oil price forecasts.

●          Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or reputable external data.

●          Compared the future cost profiles against historical costs and relevant budgets of the Group.

●          Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

●          Independently estimated a range of relevant discount rates, and found that the discount rates adopted by management were within the range.

●          Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

Net realisable value (NRV) of crude oil, finished goods and work in progress of refined oil products

Refer to note 2(e) “Inventories”, note 26 “Inventories” and note 42 “Accounting estimates and judgements” to the consolidated financial statements.

Decrease in prices of international crude oil along with its highly-correlated products, such as refined oil products, in the fourth quarter of the year ended 31 December 2018 gave rise to the risk that net realisable values of crude oil, finished goods and work in progress of refined oil products were lower than their respective book values as at 31 December 2018.

Management has determined the NRVs of crude oil, finished goods and work in progress of refined oil products based on the respective estimated selling prices less the estimated costs to completion, other necessary costs of sales and the related taxes, which involved key estimations or assumptions including:

–          Estimated selling prices;

–          Estimated costs to completion, other necessary costs of sales and related taxes.

Because of the significance of the book value of crude oil, finished goods and work in progress of refined oil products as at 31 December 2018, together with the use of significant estimations or assumptions in determining their respective NRVs, we had placed our audit emphasis on this matter.

In auditing the NRVs of crude oil, finished goods and work in progress of refined oil products, we performed the following key procedures on the inventory NRV models prepared by the management.

●          Evaluated and tested the key controls relating to the preparation of the NRV models of crude oil, finished goods and work in progress of refined oil products.

●          Assessed the methodology adopted in, and tested mathematical accuracy of the NRV models.

●          On a sampling basis, compared the estimated selling prices of inventories used in the NRV models against the recently realised selling prices, and the prices available on domestic and international markets.

●          On a sampling basis, compared the costs to completion, other necessary costs of sales and related taxes against historical data of the Group.

Based on the work, we found that the key assumptions and data adopted in the NRV models were supported by the evidence we obtained.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

●
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists relating to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (cont’d)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is CHAN KWONG TAK.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2019

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2018
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2018	2017
		RMB	RMB
Turnover and other operating revenues
Turnover	3	2,825,613	2,300,470
Other operating revenues	4	65,566	59,723
		2,891,179	2,360,193
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,292,983)	(1,770,651)
Selling, general and administrative expenses	5	(65,642)	(64,973)
Depreciation, depletion and amortisation		(109,967)	(115,310)
Exploration expenses, including dry holes		(10,744)	(11,089)
Personnel expenses	6	(77,721)	(74,854)
Taxes other than income tax	7	(246,498)	(235,292)
Other operating expense, net	8	(5,360)	(16,554)
Total operating expenses		(2,808,915)	(2,288,723)

Operating profit		82,264	71,470
Finance costs
Interest expense	9	(7,321)	(7,146)
Interest income		7,726	5,254
Foreign currency exchange gains, net		596	332
Net finance costs		1,001	(1,560)
Investment income		1,871	262
Share of profits less losses from associates and joint ventures	19, 20	13,974	16,525

Profit before taxation		99,110	86,697
Income tax expense	10	(20,213)	(16,279)
Profit for the year		78,897	70,418
Attributable to:
Shareholders of the Company		61,618	51,244
Non-controlling interests		17,279	19,174
Profit for the year		78,897	70,418
Earnings per share:	15
Basic		0.509	0.423
Diluted		0.509	0.423

The notes on pages 162 to 211 form part of these consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the year are set out in Note 13.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2018
(Amounts in million)

	Note	Year ended 31 December
		2018	2017
		RMB	RMB
Profit for the year		78,897	70,418
Other comprehensive income:	14
Items that maynot be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(53)	—
Total items that maynot be reclassified subsequently to profit or loss		(53)	—
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive (income)/loss of associates and joint ventures		(229)	1,053
Available-for-sale securities		—	(57)
Cash flow hedges		(9,741)	(1,580)
Foreign currency translation differences		3,399	(3,792)
Total items that may be reclassified subsequently to profit or loss		(6,571)	(4,376)
Total other comprehensive income		(6,624)	(4,376)

Total comprehensive income for the year		72,273	66,042
Attributable to:
Shareholders of the Company		54,000	47,763
Non-controlling interests		18,273	18,279
Total comprehensive income for the year		72,273	66,042

The notes on pages 162 to 211 form part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2018
(Amounts in million)

	Notes	31 December	31 December
		2018	2017
		RMB	RMB
Non–current assets
Property, plant and equipment, net	16	617,762	650,774
Construction in progress	17	136,963	118,645
Goodwill	18	8,676	8,634
Interest in associates	19	89,537	79,726
Interest in joint ventures	20	56,184	51,361
Available–for–sale financial assets	1(a)	—	1,676
Financial assets at fair value through other comprehensive income	1(a)	1,450	—
Deferred tax assets	28	21,694	15,131
Lease prepayments	21	64,514	58,526
Long–term prepayments and other assets	22	91,408	81,982
Total non–current assets		1,088,188	1,066,455
Current assets
Cash and cash equivalents		111,922	113,218
Time deposits with financial institutions		55,093	51,786
Financial assets at fair value through profit or loss	23	25,732	51,196
Derivatives financial assets	24	7,887	526
Trade accounts receivable and bills receivable	25	64,879	84,701
Inventories	26	184,584	186,693
Prepaid expenses and other current assets	27	54,023	40,929
Total current assets		504,120	529,049
Current liabilities
Short–term debts	29	29,462	55,338
Loans from Sinopec Group Company and fellow subsidiaries	29	31,665	25,311
Derivatives financial liabilities	24	13,571	2,665
Trade accounts payable and bills payable	30	192,757	206,535
Contract liabilities	31,1(a)	124,793	—
Other payables	32,1(a)	166,151	276,582
Income tax payable		6,699	13,015
Total current liabilities		565,098	579,446
Net current liabilities		60,978	50,397
Total assets less current liabilities		1,027,210	1,016,058
Non–current liabilities
Long–term debts	29	51,011	55,804
Loans from Sinopec Group Company and fellow subsidiaries	29	42,516	43,320
Deferred tax liabilities	28	5,948	6,466
Provisions	33	42,800	39,958
Other long–term liabilities		28,400	17,620
Total non–current liabilities		170,675	163,168

		856,535	852,890
Equity
Share capital	34	121,071	121,071
Reserves		596,213	605,049
Total equity attributable to shareholders of the Company		717,284	726,120
Non–controlling interests		139,251	126,770
Total equity		856,535	852,890

Approved and authorised for issue by the board of directors on 22 March 2019.

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 162 to 211 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2017
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2017	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235
Profit for the year	—	—	—	—	—	—	51,244	51,244	19,174	70,418
Other comprehensive income (Note 14)	—	—	—	—	—	(3,481)	—	(3,481)	(895)	(4,376)
Total comprehensive income for the year	—	—	—	—	—	(3,481)	51,244	47,763	18,279	66,042
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2016 (Note 13)	—	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
Interim dividend for 2017 (Note 13)	—	—	—	—	—	—	(12,107)	(12,107)	—	(12,107)
Appropriation (Note (a))	—	—	—	3,042	—	—	(3,042)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(12,501)	(12,501)
Total contributions by and distributions to owners	—	—	—	3,042	—	—	(35,731)	(32,689)	(12,501)	(45,190)
Transaction with non-controlling interests	—	(13)	—	—	—	—	—	(13)	724	711

Total transactions with owners	—	(13)	—	3,042	—	—	(35,731)	(32,702)	(11,777)	(44,479)
Others	—	49	—	—	—	123	(107)	65	27	92

Balance at 31 December 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890

The notes on pages 162 to 211 form part of these consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy (Note 1(a))	—	—	—	—	—	(12)	12	—	—	—
Balance at 1 January 2018	121,071	26,326	55,850	82,682	117,000	(2,946)	326,137	726,120	126,770	852,890
Profit for the year	—	—	—	—	—	—	61,618	61,618	17,279	78,897
Other comprehensive income (Note 14)	—	—	—	—	—	(7,618)	—	(7,618)	994	(6,624)
Total comprehensive income for the year	—	—	—	—	—	(7,618)	61,618	54,000	18,273	72,273
Amounts transferred to cash flow hedge reserves initially recognised by hedged items	—	—	—	—	—	5,269	—	5,269	—	5,269
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017 (Note 13)	—	—	—	—	—	—	(48,428)	(48,428)	—	(48,428)
Interim dividend for 2018 (Note 13)	—	—	—	—	—	—	(19,371)	(19,371)	—	(19,371)
Appropriation (Note (a))	—	—	—	3,996	—	—	(3,996)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(7,476)	(7,476)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	2,060	2,060
Total contributions by and distributions to owners	—	—	—	3,996	—	—	(71,795)	(67,799)	(5,416)	(73,215)
Transaction with non-controlling interests	—	(12)	—	—	—	—	—	(12)	(299)	(311)

Total transactions with owners	—	(12)	—	3,996	—	—	(71,795)	(67,811)	(5,715)	(73,526)
Others	—	(261)	—	—	—	818	(851)	(294)	(77)	(371)

Balance at 31 December 2018	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535

Note:

(a)
According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“CASs”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2018, the Company transferred RMB 3,996 million (2017: RMB 3,042 million) to the statutory surplus reserve, being 10% of the current year’s net profit determined in accordance with the accounting policies complying with CASs to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 31 December 2018, the amount of retained earnings available for distribution was RMB 143,148 million (2017: RMB 177,049 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

The notes on pages 162 to 211 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2018
(Amounts in million)

	Note	Year ended 31 December
		2018	2017
		RMB	RMB
Net cash generated from operating activities	(a)	175,868	190,935
Investing activities
Capital expenditure		(94,753)	(63,541)
Exploratory wells expenditure		(8,261)	(7,407)
Purchase of investments, investments in associates and investments in joint ventures		(10,116)	(6,431)
Payment for financial assets at fair value through profit or loss		(29,550)	(51,196)
Proceeds from sale of financial assets at fair value through profit or loss		55,000	—
Payment for acquisition of subsidiary, net of cash acquired		(3,188)	(1,288)
Proceeds from disposal of investments and investments in associates		1,557	4,809
Proceeds from disposal of property, plant, equipment and other non-current assets		9,666	1,313
Increase in time deposits with maturities over three months		(81,708)	(82,577)
Decrease in time deposits with maturities over three months		78,401	48,820
Interest received		5,810	3,669
Investment and dividend income received		10,720	8,506
Net cash used in investing activities		(66,422)	(145,323)
Financing activities
Proceeds from bank and other loans		746,655	524,843
Repayments of bank and other loans		(772,072)	(536,380)
Contributions to subsidiaries from non-controlling interests		1,886	946
Dividends paid by the Company		(67,799)	(32,689)
Distributions by subsidiaries to non-controlling interests		(13,700)	(7,539)
Interest paid		(5,984)	(5,535)
Payments made to acquire non-controlling interests		(160)	—
Finance lease payment		(86)	(155)
Net cash used in financing activities		(111,260)	(56,509)

Net decrease in cash and cash equivalents		(1,814)	(10,897)
Cash and cash equivalents at 1 January		113,218	124,468
Effect of foreign currency exchange rate changes		518	(353)
Cash and cash equivalents at 31 December		111,922	113,218

The notes on pages 162 to 211 form part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2018
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Year ended 31 December
	2018	2017
	RMB	RMB
Operating activities
Profit before taxation	99,110	86,697
Adjustments for:
Depreciation, depletion and amortisation	109,967	115,310
Dry hole costs written off	6,921	6,876
Share of profits from associates and joint ventures	(13,974)	(16,525)
Investment income	(1,871)	(262)
Gain on remeasurement of interests in the Shanghai SECCO (Note 36)	—	(3,941)
Interest income	(7,726)	(5,254)
Interest expense	7,321	7,146
Gain on foreign currency exchange rate changes and derivative financial instruments	(1,835)	(1,547)
Loss on disposal of property, plant, equipment and other non-currents assets, net	1,526	1,518
Impairment losses on assets	11,605	21,791
Credit impairment losses	141	—
	211,185	211,809
Net changes from:
Accounts receivable and other current assets	(1,043)	(31,151)
Inventories	(3,312)	(28,903)
Accounts payable and other current liabilities	2,111	59,210
	208,941	210,965
Income tax paid	(33,073)	(20,030)
Net cash generated from operating activities	175,868	190,935

The notes on pages 162 to 211 form part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards and interpretations adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

●	IFRS 9 ‘Financial Instruments’, and

●	IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’- Impact of adoption

The adoption of IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) and IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) from 1 January 2018 by the Group resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements.

Transition options of IFRS 9 ‘Financial Instruments’

Classification and measurement

The Group has elected to apply the limited exemption in IFRS 9 relating to transition for classification and measurement and impairment, and accordingly has not restated comparative periods in the year of initial application:

(a)	any adjustments to carrying amounts of financial assets or liabilities are recognised at the beginning of the current reporting period, with the difference recognised in opening retained earnings

(b)	financial assets are not reclassified in the balance sheet for the comparative period

(c)	provisions for impairment have not been restated in the comparative period

Impairment

The Group has adopted the simplified expected credit loss model for its trade receivables and contract assets, as required by IFRS 9, and the general expected credit loss model for receivables and contract assets carried at amortised. The Group assessed the loss allowance for receivables under the expected credit loss model on 1 January 2018, no significant difference compared with the loss allowance under accounting policies applied until 31 December 2017.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(a)	New and amended standards and interpretations adopted by the Group (Continued)

Hedging

The Group has applied the hedging accounting prospectively to the derivatives held for hedging purpose.

Financial instruments accounting policy applied until 31 December 2017 is disclosed in Note 2 (k) (iv).

Transition options of IFRS 15 ‘Revenue from Contracts with Customers’

The Group has elected to apply the simplified transition method, retrospectively with the cumulative effect of initially applying IFRS 15 as an adjustment to the balance on 1 January 2018.

Presentation and description of contract assets and contract liabilities

The Group has decided to reclassify contract assets and contract liabilities and present them as a separate line item in the balance sheet based on the significance of the item.

The adjustments arising from the new accounting policies are therefore recognised in the opening balance sheet on 1 January 2018, comparative figures have not been restated. The new accounting policies are disclosed in Note 2. The adoption of IFRS 9 and IFRS 15 has no significant impact on the Group’s financial statements.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided.

Consolidated balance sheet (extract)	31 December 2017	Adjustment from Adoption of IFRS 9	Adjustment from Adoption of IFRS 15	1 January 2018
	RMB million	RMB million	RMB million	RMB million
Non-current assets
Financial assets at fair value through other comprehensive income	—	1,676	—	1,676
Available-for-sale financial assets	1,676	(1,676)	—	—
Total non-current assets	1,066,455	—	—	1,066,455
Current assets
Total current assets	529,049	—	—	529,049
Current liabilities
Contract liabilities(i)	—	—	120,734	120,734
Other payables(i)	276,582	—	(120,734)	155,848
Total current liabilities	579,446	—	—	579,446
Non-current liabilities
Total non-current liabilities	163,168	—	—	163,168

	852,890	—	—	852,890

Equity
Other reserves	(2,934)	(12)	—	(2,946)
Retained earnings	326,125	12	—	326,137
Total equity	852,890	—	—	852,890

(i)	Advances from customers were reclassified as contract liabilities by implementation of IFRS 15 ‘Revenue from Contracts with Customers’.

(b)	New and amended standards and interpretations not yet adopted by the Group

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognised on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. Leases to explore for or use oil and natural gas are not applied to IFRS 16.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. All right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases.

The Group expects to recognise right-of-use assets of approximately RMB 207.5 billion on 1 January 2019, lease liabilities of RMB 198.6 billion (after adjustments for prepayments and accrued lease payments recognised as at 31 December 2018).

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(b)	New and amended standards and interpretations not yet adopted by the Group (Continued)

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 42.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in the consolidated income statement.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

The particulars of the Group’s principal subsidiaries are set out in Note 40.

(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated and separate financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (o)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)

(ii)	Associates and joint ventures (Continued)

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a) (ii)).

(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv)	Merger accounting for common control combination

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised as consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

A uniform set of accounting policies is adopted by those entities. All intra-group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognised as an expense in the period in which it is incurred.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(o)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

	Estimated usage period	Estimated residuals rate
Buildings	12 to 50 years	3%
Equipment, machinery and others	4 to 30 years	3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals to explore for or use oil and natural gas, are expensed as incurred. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(o)). The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(o)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(o)).

(k)	Financial assets

(i)	Classification and measurement

The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: a) financial assets measured at amortised cost, b) financial assets measured at fair value through other comprehensive income, c) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. Trade accounts receivable and bills receivable arising from sale of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

Debt instruments held by the Group mainly includes cash and cash equivalents, time deposits with financial institutions, receivables. These financial assets are measured at amortised cost.

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount out-standing. Interest income from these financial assets is recognised using the effective interest rate method.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented in financial assets at fair value through profit or loss.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, are presented in financial assets at fair value through other comprehensive income. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(ii)	Impairment

The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For receivables related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Financial assets (Continued)

(iii)	Derecognition

The Group derecognises a financial asset when: a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial asset has been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of financial assets at fair value through other comprehensive income, the difference between the carrying amounts and the sum of the consideration received and any accumulated gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(iv)	Accounting policy applied until 31 December 2017
Classification

Until 31 December 2017, the group classified its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition.

Subsequent measurement

The measurement at initial recognition did not change on adoption of IFRS 9.

Subsequent to the initial recognition, loans and receivables and held-to-maturity investments were carried at amortised cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognised as follows: for financial assets at fair value through profit or loss - in profit or loss within other gains/(losses), for available-for-sale financial assets - in other comprehensive income.

When securities classified as available-for-sale were derecognised or impaired, the accumulated gains or losses recognised in other comprehensive income were reclassified to the consolidated income statement.

Impairment

Trade accounts receivables, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

(l)	Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, trade accounts payable, other payables, and loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Determination of fair value for financial instruments

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(n)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

(i)          The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)          The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a nonfinancial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

(o)	Impairment of assets

The carrying amounts of assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to disposal and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(p)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(s)	Revenue recognition

Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recogniesd according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

(i)	Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(ii)	Accounting policy applied until 31 December 2017

The Group has applied IFRS 15 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(t)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(v)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

(w)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(x)	Research and development expense

Research and development expenditures that cannot be capitalised are expensed in the period in which they are incurred. Research and development expense amounted to RMB 7,956 million for the year ended 31 December 2018 (2017: RMB 6,423 million).

(y)	Operating leases

Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(z)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 38.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(aa)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(bb)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(cc)	Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover primarily represents revenue from the sales of crude oil, refined petroleum products, chemical products and natural gas.

	2018	2017
	RMB million	RMB million
Crude oil	519,910	421,585
Gasoline	711,236	600,113
Diesel	594,008	503,406
Basic chemical feedstock	250,884	205,722
Kerosene	168,823	115,739
Synthetic resin	124,618	107,633
Natural gas	43,205	34,277
Synthetic fiber monomers and polymers	77,572	61,998
Others(i)	335,357	249,997
	2,825,613	2,300,470

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	OTHER OPERATING REVENUES

	2018	2017
	RMB million	RMB million
Sale of materials and others	64,503	58,930
Rental income	1,063	793
	65,566	59,723

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	2018	2017
	RMB million	RMB million
Operating lease charges	12,297	12,104
Auditor’s remuneration:
– audit services	94	72
– others	9	5
Impairment losses:
– trade accounts receivable	6	(51)
– other receivables	9	159
– accounts prepayments	29	2

6	PERSONNEL EXPENSES

	2018	2017
	RMB million	RMB million
Salaries, wages and other benefits	68,425	65,873
Contributions to retirement schemes (Note 38)	9,296	8,981
	77,721	74,854

7	TAXES OTHER THAN INCOME TAX

	2018	2017
	RMB million	RMB million
Consumption tax (i)	201,901	192,907
City construction tax (ii)	18,237	18,274
Education surcharge	13,187	13,811
Resources tax	6,021	4,841
Others	7,152	5,459
	246,498	235,292

Note:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Effective from
Products	13 January 2015
RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)	City construction tax is levied on an entity based on its total paid amount of value-added tax and consumption tax.

8	OTHER OPERATING EXPENSE, NET

	2018	2017
	RMB million	RMB million
Government grant (i)	7,539	4,893
Ineffective portion of change in fair value of cash flow hedges	(1,978)	(813)
Net realised and unrealised gain/(loss) on derivative financial instruments not qualified as hedging	191	(909)
Impairment losses on long-lived assets (ii)	(6,281)	(21,258)
Loss on disposal of property, plant, equipment and other non-currents assets, net	(1,526)	(1,518)
Fines, penalties and compensations	(276)	(89)
Donations	(180)	(152)
Gain on remeasurement of interests in the Shanghai SECCO (Note 36)	—	3,941
Others	(2,849)	(649)
	(5,360)	(16,554)

Note:

(i)
Government grants for the years ended 31 December 2018 and 2017 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2018 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 4,274 million (2017: RMB 13,556 million), the chemicals segment of RMB 1,374 million (2017: RMB 4,922 million) and for the refining segment of RMB 353 million (2017: RMB 1,894 million), most of which are impairment losses on property, plant and equipment. The primary factor resulting in the E&P segment impairment loss was downward revision of oil and gas reserve in certain fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2017: 10.47%). Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 312 million (2017: RMB 3,145 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 315 million (2017: RMB 2,659 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in less impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 5 million (2017: additional RMB 461 million). The assets in the refining segment were written down due to the suspension of operations of certain production facilities, while the assets in the chemical segment were written down because of evidence indicates the economic performance of certain production facilities are worse than expected and due to the suspension of operations of certain production facilities.

9	INTEREST EXPENSE

	2018	2017
	RMB million	RMB million
Interest expense incurred	6,376	6,368
Less: Interest expense capitalised*	(493)	(723)
	5,883	5,645
Accretion expenses (Note 33)	1,438	1,501
Interest expense	7,321	7,146
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.37% to 4.66%	2.37% to 4.41%

10	INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	2018	2017
	RMB million	RMB million
Current tax
– Provision for the year	27,176	26,668
– Adjustment of prior years	(719)	(72)
Deferred taxation (Note 28)	(6,244)	(10,317)
	20,213	16,279

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	2018	2017
	RMB million	RMB million
Profit before taxation	99,110	86,697
Expected PRC income tax expense at a statutory tax rate of 25%	24,778	21,674
Tax effect of non-deductible expenses	2,351	1,905
Tax effect of non-taxable income	(5,033)	(5,939)
Tax effect of preferential tax rate (i)	(1,259)	(793)
Effect of income taxes at foreign operations	77	(1,394)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(779)	(613)
Tax effect of tax losses not recognised	609	1,485
Write-down of deferred tax assets	188	26
Adjustment of prior years	(719)	(72)
Actual income tax expense	20,213	16,279

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments

The emoluments of every director and supervisor is set out below:

	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2018
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Dai Houliang (i)	224	179	65	—	468
Li Yunpeng	—	—	—	—	—
Yu Baocai (ii)	—	—	—	—	—
Ma Yongsheng (i)	53	328	14	—	395
Ling Yiqun (iii)	—	—	—	—	—
Liu Zhongyun (iii)	—	—	—	—	—
Li Yong (iii)	—	—	—	—	—
Wang Zhigang (iv)	21	456	6	—	483
Zhang Haichao (iv)	—	—	—	—	—
Jiao Fangzheng (v)	—	—	—	—	—
Independent non-executive directors
Tang Min	—	—	—	333	333
Fan Gang	—	—	—	333	333
Cai Hongbin (iii)	—	—	—	233	233
Johnny Karling Ng (iii)	—	—	—	233	233
Jiang Xiaoming (vi)	—	—	—	125	125
Andrew Y. Yan (vi)	—	—	—	125	125
Supervisors
Zhao Dong	—	—	—	—	—
Jiang Zhenying	—	—	—	—	—
Yang Changjiang (iii)	—	—	—	—	—
Zhang Baolong (iii)	—	—	—	—	—
Zou Huiping	298	663	74	—	1,035
Zhou Hengyou	174	122	44	—	340
Yu Renming	298	613	74	—	985
Yu Xizhi	298	636	74	—	1,008
Total	1,366	2,997	351	1,382	6,096

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

(a)	Directors’ and supervisors’ emoluments (Continued)

The emoluments of every director and supervisor is set out below: (Continued)

	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2017
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Wang Yupu(vii)	—	—	—	—	—
Dai Houliang	227	537	76	—	840
Li Yunpeng	—	—	—	—	—
Wang Zhigang	207	487	76	—	770
Zhang Haichao	—	—	—	—	—
Jiao Fangzheng	—	—	—	—	—
Ma Yongsheng	—	—	—	—	—
Independent non-executive directors
Jiang Xiaoming	—	—	—	300	300
Andrew Y. Yan	—	—	—	300	300
Tang Min	—	—	—	300	300
Fan Gang	—	—	—	300	300
Supervisors
Zhao Dong	—	—	—	—	—
Liu Zhongyun	—	—	—	—	—
Zhou Hengyou	—	—	—	—	—
Zou Huiping	207	480	71	—	758
Jiang Zhenying	207	480	71	—	758
Yu Renming	207	480	71	—	758
Yu Xizhi	122	103	42	—	267
Liu Yun(vii)	—	—	—	—	—
Wang Yajun(vii)	51	349	17	—	417
Total	1,228	2,916	424	1,200	5,768

Notes:

(i)	Mr. Ma Yongsheng was appointed as president from 30 October 2018. Mr. Dai Houliang ceased being president and executive director and was elected as non-executive director from 30 October 2018.

(ii)	Mr. Yu Baocai was elected to be director from 23 October 2018.

(iii)
Mr. Ling Yiqun was elected to be director from 15 May 2018; Mr. Liu Zhongyun was elected to be director from 15 May 2018; Mr. Li Yong was elected to be director from 15 May 2018; Mr. Cai Hongbin was elected to be independent non-executive director from 15 May 2018; Mr. Johnny Karling Ng was elected to be independent non-executive director from 15 May 2018; Mr. Yang Changjiang was elected to be supervisor from 15 May 2018; Mr. Zhang Baolong was elected to be supervisor from 15 May 2018;

(iv)	Mr. Wang Zhigang ceased being director from 29 January 2018; Mr. Zhang Haichao ceased being director from 29 January 2018.

(v)	Mr. Jiao Fangzheng ceased being director from 7 June 2018.

(vi)	Mr. Jiang Xiaoming ceased being independent non-executive director from 15 May 2018; Mr. Andrew Y. Yan ceased being independent non-executive director from 15 May 2018.

(vii)
Mr. Wang Yupu ceased being chairman and independent director from 22 September 2017; Mr. Liu Yun ceased being supervisor and chairman of board of supervisor from 16 March 2017; Mr. Wang Yajun ceased being supervisor from 28 June 2017.

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2018, the five highest paid individuals in the Company included two supervisors and three senior management. The emolument paid to each of two supervisors and three senior management was above RMB 1,000 thousand. The total salaries, wages and other benefits was RMB 5,089 thousand, and the total amount of their retirement scheme contributions was RMB 370 thousand. For the year ended 31 December 2017, the five highest paid individuals in the Company included one director and four senior management.

13	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the year represent:

	2018	2017
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.16 per share (2017: RMB 0.10 per share)	19,371	12,107
Dividends declared after the balance sheet date of RMB 0.26 per share (2017: RMB 0.40 per share)	31,479	48,428
	50,850	60,535

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2017: RMB 12,107 million). Dividends were paid on 12 September 2018.

Pursuant to a resolution passed at the director’s meeting on 22 March 2019, final dividends in respect of the year ended 31 December 2018 of RMB 0.26 (2017: RMB 0.40) per share totaling RMB 31,479 million (2017: RMB 48,428 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the year represent:

	2018	2017
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the year of RMB 0.40 per share (2017: RMB 0.17 per share)	48,428	20,582

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares of 4 June 2018 was approved. All dividends have been paid in the year ended 31 December 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million according to total shares of 18 July 2017 was approved. All dividends have been paid in the year ended 31 December 2017.

14	OTHER COMPREHENSIVE INCOME

	2018			2017
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(12,500)	2,159	(10,341)	(1,314)	240	(1,074)
Amounts transferred to initial carrying amount of hedged items	—	—	—	(4)	1	(3)
Reclassification adjustments for amounts transferred to the consolidated income statement	730	(130)	600	(575)	72	(503)
Net movement during the year recognised in other comprehensive income(i)	(11,770)	2,029	(9,741)	(1,893)	313	(1,580)
Available-for-sale financial assets:
Changes in fair value recognised during the year	—	—	—	(57)	—	(57)
Changes in the fair value of instruments at fair value through other comprehensive income	(41)	(12)	(53)	—	—	—
Net movement during the year recognised in other comprehensive income	(41)	(12)	(53)	(57)	—	(57)
Share of other comprehensive profit of associates and joint ventures	(240)	11	(229)	1,053	—	1,053
Foreign currency translation differences	3,399	—	3,399	(3,792)	—	(3,792)
Other comprehensive income	(8,652)	2,028	(6,624)	(4,689)	313	(4,376)

(i)
As at 31 December 2018, cash flow hedge reserve amounted to a loss of RMB 4,932 million (31 December 2017: a loss of RMB 460 million), of which a loss of RMB 4,917 million was attribute to shareholders of the Company (31 December 2017: a loss of RMB 510 million).

15	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to ordinary shareholders of the Company of RMB 61,618 million (2017: RMB 51,244 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2018 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 61,618 million (2017: RMB 51,242 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	2018	2017
	RMB million	RMB million
Profit attributable to ordinary shareholders of the Company	61,618	51,244
After tax effect of employee share option scheme of Shanghai Petrochemical	—	(2)
Profit attributable to ordinary shareholders of the Company (diluted)	61,618	51,242

(ii)	Weighted average number of shares (diluted)

	2018	2017
	Number of shares	Number of shares
Weighted average number of shares at 31 December	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 31 December	121,071,209,646	121,071,209,646

16	PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas,	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2017	114,920	650,685	892,936	1,658,541
Additions	854	1,627	11,983	14,464
Transferred from construction in progress	6,789	19,881	54,605	81,275
Reclassifications	(673)	(50)	723	—
Reclassification to lease prepayments and other long-term assets	(859)	(1,702)	(8,751)	(11,312)
Disposals	(878)	(211)	(10,985)	(12,074)
Exchange adjustments	(140)	(2,573)	(199)	(2,912)
Balance at 31 December 2017	120,013	667,657	940,312	1,727,982
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions	221	1,567	3,856	5,644
Transferred from construction in progress	3,741	24,366	45,103	73,210
Reclassifications	1,634	138	(1,772)	—
Reclassification to lease prepayments and other long-term assets	(483)	—	(3,828)	(4,311)
Disposals	(3,183)	(146)	(18,323)	(21,652)
Exchange adjustments	98	2,142	147	2,387
Balance at 31 December 2018	122,041	695,724	965,495	1,783,260
Accumulated depreciation:
Balance at 1 January 2017	48,572	435,561	483,814	967,947
Depreciation for the year	4,075	55,057	46,585	105,717
Impairment losses for the year	554	8,832	10,450	19,836
Reclassifications	(122)	(77)	199	—
Reclassification to lease prepayments and other long-term assets	(238)	(1,305)	(2,682)	(4,225)
Disposals	(584)	(195)	(9,079)	(9,858)
Exchange adjustments	(57)	(2,056)	(96)	(2,209)
Balance at 31 December 2017	52,200	495,817	529,191	1,077,208
Balance at 1 January 2018	52,200	495,817	529,191	1,077,208
Depreciation for the year	4,038	48,616	47,250	99,904
Impairment losses for the year	274	4,027	1,848	6,149
Reclassifications	494	76	(570)	—
Reclassification to lease prepayments and other long-term assets	(120)	—	(1,390)	(1,510)
Disposals	(1,795)	(125)	(16,331)	(18,251)
Exchange adjustments	43	1,877	78	1,998
Balance at 31 December 2018	55,134	550,288	560,076	1,165,498
Net book value:
Balance at 1 January 2017	66,348	215,124	409,122	690,594
Balance at 31 December 2017	67,813	171,840	411,121	650,774
Balance at 31 December 2018	66,907	145,436	405,419	617,762

The additions to oil and gas properties of the Group for the year ended 31 December 2018 included RMB 1,567 million (2017: RMB 1,627 million) of estimated dismantlement costs for site restoration (Note 33).

At 31 December 2018 and 31 December 2017, the Group had no individually significant fixed assets which were pledged.

At 31 December 2018 and 31 December 2017, the Group had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2018 and 31 December 2017, the Group had no individually significant fully depreciated fixed assets which were still in use.

17	CONSTRUCTION IN PROGRESS

	2018	2017
	RMB million	RMB million
Balance at 1 January	118,645	129,581
Additions	108,555	85,552
Dry hole costs written off	(6,921)	(6,876)
Transferred to property, plant and equipment	(73,210)	(81,229)
Reclassification to lease prepayments and other long-term assets	(10,066)	(7,773)
Impairment losses for the year	(28)	(252)
Disposals	(19)	(315)
Exchange adjustments	7	(43)
Balance at 31 December	136,963	118,645

As at 31 December 2018, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 7,296 million (2017: RMB 9,737 million). The geological and geophysical costs paid during the year ended 31 December 2018 were RMB 3,511 million (2017: RMB 3,710 million).

18	GOODWILL

	31 December	31 December
	2018	2017
	RMB million	RMB million
Cost	16,537	16,495
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,676	8,634

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	Principal activities	31 December	31 December
		2018	2017
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) (Note36)	Production and sale of petrochemical products	2,541	2,541
Sinopec (Hong Kong) Limited	Trading of petrochemical products	921	879
Other units without individually significant goodwill		167	167
		8,676	8,634

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.7% to 12.3% (2017: 10.8% to 11.4%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

19	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Sinopec Sichuan To East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	50.00	Operation of natural gas pipelines and auxiliary facilities	Equity method	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method	PRC	PRC
PAO SIBUR Holding (“SIBUR”)	10.00	Processing natural gas and manufacturing petrochemical products	Equity method	Russia	Russia
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Mining coal and manufacturing of coal-chemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”) extraction	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	The Republic of Kazakhstan

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	12,498	11,317	209,837	161,187	22,502	20,719	7,477	8,232	6,712	5,612
Non-current assets	39,320	40,972	16,359	17,782	170,796	158,938	49,961	51,553	1,828	1,673
Current liabilities	(1,020)	(933)	(200,402)	(154,212)	(23,293)	(20,554)	(7,252)	(10,668)	(961)	(908)
Non-current liabilities	(3,026)	(3,176)	(332)	(6)	(58,628)	(61,771)	(31,436)	(31,494)	(673)	(170)
Net assets	47,772	48,180	25,462	24,751	111,377	97,332	18,750	17,623	6,906	6,207
Net assets attributable to owners of the Company	47,772	48,180	25,462	24,751	110,860	96,761	18,750	17,623	6,906	6,207
Net assets attributable to non-controlling interests	—	—	—	—	517	571	—	—	—	—
Share of net assets from associates	23,886	24,090	12,476	12,128	11,086	9,676	7,266	6,829	3,453	3,104
Carrying Amounts	23,886	24,090	12,476	12,128	11,086	9,676	7,266	6,829	3,453	3,104

Summarised statement of comprehensive income

Year ended 31 December	Pipeline Ltd		Sinopec Finance		SIBUR(i)		Zhongtian Synergetic Energy		CIR
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	4,746	5,644	4,536	3,542	59,927	52,496	12,235	3,569	2,856	2,563
Profit/(loss) for the year	2,022	2,543	1,868	1,536	10,400	9,601	1,142	123	583	(610)
Other comprehensive (loss)/income	—	—	(157)	(246)	6,410	(260)	—	—	116	(334)
Total comprehensive income/(loss)	2,022	2,543	1,711	1,290	16,810	9,341	1,142	123	699	(944)
Dividends declared by associates	1,207	—	490	—	271	221	—	—	—	—
Share of profit/(loss) from associates	1,011	1,272	915	753	1,040	960	443	48	292	(305)
Share of other comprehensive (loss) / income from associates (ii)	—	—	(77)	(121)	641	(26)	—	—	58	(167)

The share of profit and other comprehensive loss for the year ended 31 December 2018 in all individually immaterial associates accounted for using equity method in aggregate was RMB 3,550 million (2017: RMB 3,182 million) and RMB 844 million (2017: other comprehensive income RMB 569 million) respectively. As at 31 December 2018, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 31,370 million (2017: RMB 23,899 million).

Notes:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

(ii)	Including foreign currency translation differences.

20	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Fujian Refining & Petrochemical Company Limited (“FREP”)	50.00	Manufacturing refining oil products	Equity method	PRC	PRC
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Taihu Limited (“Taihu”)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	50.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF–YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	7,388	5,772	1,582	1,800	3,406	2,352	930	4,916	5,110	6,524
Other current assets	9,248	11,013	5,795	5,335	3,689	2,462	10,267	10,816	4,007	2,709
Total current assets	16,636	16,785	7,377	7,135	7,095	4,814	11,197	15,732	9,117	9,233
Non-current assets	19,271	19,740	11,086	12,075	9,216	7,978	51,873	51,553	13,990	13,248
Current liabilities
Current financial liabilities	(1,200)	(1,135)	(725)	(233)	(59)	(20)	(4,806)	(5,407)	(500)	(1,236)
Other current liabilities	(4,939)	(5,049)	(1,822)	(1,982)	(2,124)	(1,914)	(12,217)	(11,864)	(2,507)	(4,546)
Total current liabilities	(6,139)	(6,184)	(2,547)	(2,215)	(2,183)	(1,934)	(17,023)	(17,271)	(3,007)	(5,782)
Non-current liabilities
Non-current financial liabilities	(12,454)	(13,654)	(218)	(955)	(72)	(72)	(32,364)	(35,619)	(3,651)	(4,101)
Other non-current liabilities	(279)	(236)	(17)	(19)	(2,271)	(2,686)	(937)	(890)	(331)	(41)
Total non-current liabilities	(12,733)	(13,890)	(235)	(974)	(2,343)	(2,758)	(33,301)	(36,509)	(3,982)	(4,142)
Net assets	17,035	16,451	15,681	16,021	11,785	8,100	12,746	13,505	16,118	12,557
Net assets attributable to owners of the company	17,035	16,451	15,681	16,021	11,373	7,818	12,746	13,505	16,118	12,557
Net assets attributable to non-controlling interests	—	—	—	—	412	282	—	—	—	—
Share of net assets from joint ventures	8,518	8,226	6,272	6,409	5,573	3,831	4,780	5,064	8,059	6,279
Carrying Amounts	8,518	8,226	6,272	6,409	5,573	3,831	4,780	5,064	8,059	6,279

20	INTEREST IN JOINT VENTURES (Continued)

Summarised statement of comprehensive income

Year ended 31 December	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	52,469	49,356	21,574	21,020	14,944	12,520	77,561	61,587	23,501	22,286
Depreciation, depletion and amortisation	(2,250)	(16)	(1,521)	(1,793)	(664)	(715)	(2,823)	(2,763)	(1,104)	(36)
Interest income	157	208	41	36	141	142	101	45	169	104
Interest expense	(647)	(857)	(43)	(71)	(151)	(142)	(1,382)	(1,382)	(167)	(223)
Profit/(loss) before taxation	3,920	6,977	3,625	4,565	3,493	1,697	(1,569)	548	3,916	5,113
Tax expense	(935)	(1,699)	(897)	(1,151)	(729)	(553)	(249)	57	(993)	(1,279)
Profit/(loss) for the year	2,985	5,278	2,728	3,414	2,764	1,144	(1,818)	605	2,923	3,834
Other comprehensive income/(loss)	—	—	—	—	921	25	1,059	(554)	—	—
Total comprehensive income/(loss)	2,985	5,278	2,728	3,414	3,685	1,169	(759)	51	2,923	3,834
Dividends declared by joint ventures	1,200	1,250	1,226	1,109	—	—	—	—	—	1,375
Share of net profit/(loss) from joint ventures	1,493	2,639	1,091	1,366	1,307	541	(682)	227	1,462	1,917
Share of other comprehensive income/ (loss) from joint ventures	—	—	—	—	435	12	397	(208)	—	—

The share of profit and other comprehensive loss for the year ended 31 December 2018 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 2,052 million (2017: RMB 3,925 million) and RMB 839 million (2017: other comprehensive income RMB 994 million) respectively. As at 31 December 2018, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 22,982 million (2017: RMB 21,552 million).

21	LEASE PREPAYMENTS

	2018	2017
	RMB million	RMB million
Cost:
Balance at 1 January	75,728	68,467
Additions	249	2,614
Transferred from construction in progress	7,829	4,151
Transferred from other long-term assets	1,402	3,987
Reclassification to other assets	(544)	(2,603)
Disposals	(152)	(531)
Exchange adjustments	219	(357)
Balance at 31 December	84,731	75,728
Accumulated amortisation:
Balance at 1 January	17,202	14,226
Amortisation charge for the year	2,519	2,076
Transferred from other long-term assets	617	2,027
Reclassification to other assets	(154)	(770)
Disposals	(31)	(266)
Exchange adjustments	64	(91)
Balance at 31 December	20,217	17,202
Net book value:	64,514	58,526

22	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	31 December	31 December
	2018	2017
	RMB million	RMB million
Operating rights of service stations	34,934	34,268
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	26,513	20,726
Prepayments for construction projects to third parties	5,502	4,999
Others (i)	24,459	21,989
Balance at 31 December	91,408	81,982

Note:

(i)	Others mainly comprise prepaid operating lease charges and catalyst expenditures.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2018	2017
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	48,613	36,908
Additions	3,948	11,837
Decreases	(345)	(132)
Balance at 31 December	52,216	48,613
Accumulated amortisation:
Balance at 1 January	14,345	10,012
Additions	3,019	4,361
Decreases	(82)	(28)
Balance at 31 December	17,282	14,345
Net book value at 31 December	34,934	34,268

23	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December	31 December
	2018	2017
	RMB million	RMB million
Structured deposit	25,550	51,196
Equity investments, listed and at quoted market price	182	—
	25,732	51,196

The financial assets are the structured deposit with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

24	DERIVATIVES FINANCIAL ASSETS AND DERIVATIVES FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps. See Note 41.

25	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	31 December	31 December
	2018	2017
	RMB million	RMB million
Amounts due from third parties	50,108	56,203
Amounts due from Sinopec Group Company and fellow subsidiaries	3,170	7,941
Amounts due from associates and joint ventures	4,321	4,962
	57,599	69,106
Less: Impairment losses for bad and doubtful debts	(606)	(612)
Trade accounts receivable, net	56,993	68,494
Bills receivable	7,886	16,207
	64,879	84,701

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within one year	64,317	83,984
Between one and two years	353	573
Between two and three years	124	43
Over three years	85	101
	64,879	84,701

Impairment losses for bad and doubtful debts are analysed as follows:

	2018	2017
	RMB million	RMB million
Balance at 1 January	612	683
Provision for the year	83	49
Written back for the year	(77)	(100)
Written off for the year	(19)	(21)
Others	7	1
Balance at 31 December	606	612

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 41.

26	INVENTORIES

	31 December	31 December
	2018	2017
	RMB million	RMB million
Crude oil and other raw materials	85,469	85,975
Work in progress	13,690	14,774
Finished goods	88,929	84,448
Spare parts and consumables	2,872	2,651
	190,960	187,848
Less: Allowance for diminution in value of inventories	(6,376)	(1,155)
	184,584	186,693

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,366,199 million for the year ended 31 December 2018 (2017: RMB 1,854,629 million). It includes the write-down of inventories of RMB 5,535 million mainly related to crude oil, finished goods and work in progress of refined oil products and chemical products (2017: RMB 436 million mainly related to the spare parts and consumables in refining segment and chemical segment).

27	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31 December	31 December
	2018	2017
	RMB million	RMB million
Other receivables	26,455	17,704
Advances to suppliers	5,937	4,901
Value-added input tax to be deducted	21,331	17,926
Prepaid income tax	300	398
	54,023	40,929

28	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities
	31 December	31 December	31 December	31 December
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,563	381	—	—
Payables	1,808	1,925	—	—
Cash flow hedges	1,131	165	(27)	(50)
Property, plant and equipment	15,427	14,150	(8,666)	(9,928)
Tax losses carried forward	3,709	2,325	—	—
Available-for-sale financial assets	—	117	—	—
Financial assets at fair value through other comprehensive income	117	—	(1)	—
Intangible assets	474	227	(535)	(563)
Others	174	180	(428)	(264)
Deferred tax assets/(liabilities)	25,403	19,470	(9,657)	(10,805)

At 31 December 2018, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 18,308 million (2017: RMB 20,821 million), of which RMB 2,437 million (2017: RMB 5,938 million) was incurred for the year ended 31 December 2018, because it was not probable that the future taxable profits will be realised. These deductible losses carried forward of RMB 2,373 million, RMB 3,887 million, RMB 3,673 million, RMB 5,938 million and RMB 2,437 will expire in 2019, 2020, 2021, 2022,2023 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2018, write-down of deferred tax assets amounted to RMB 188 million (2017: RMB 26 million) (Note 10).

28	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
	Balance at	consolidated	in other		Acquisition of	Balance at
	1 January 2017	income statement	comprehensive income	Others	Shanghai SECCO	31 December 2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	87	300	(5)	(1)	—	381
Payables	391	1,534	—	—	—	1,925
Cash flow hedges	(215)	9	313	8	—	115
Property, plant and equipment	(3,351)	8,475	287	(8)	(1,181)	4,222
Tax losses carried forward	2,477	(135)	(17)	—	—	2,325
Available-for-sale financial assets	—	117	—	—	—	117
Intangible assets	260	(27)	—	—	(569)	(336)
Others	(96)	44	4	—	(36)	(84)
Net deferred tax (liabilities)/assets	(447)	10,317	582	(1)	(1,786)	8,665

		Recognised in	Recognised
	Balance at	consolidated	in other		Transferred	Balance at
	1 January 2018	income statement	comprehensive income	Others	from reserve	31 December 2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	381	2,176	3	3	—	2,563
Payables	1,925	(117)	—	—	—	1,808
Cash flow hedges	115	(10)	2,029	1	(1,031)	1,104
Property, plant and equipment	4,222	2,650	(130)	19	—	6,761
Tax losses carried forward	2,325	1,414	6	(36)	—	3,709
Available-for-sale financial assets	117	—	—	(117)	—	—
Financial assets at fair value through other comprehensive income	—	—	(1)	117	—	116
Intangible assets	(336)	273	—	2	—	(61)
Others	(84)	(142)	(2)	(26)	—	(254)
Net deferred tax assets/(liabilities)	8,665	6,244	1,905	(37)	(1,031)	15,746

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	17,088	31,105
RMB denominated	13,201	23,685
US Dollar (“USD”) denominated	3,887	7,420
Short-term other loans	300	299
RMB denominated	300	299
Current portion of long-term bank loans	12,074	1,402
RMB denominated	12,039	1,379
USD denominated	35	23
Current portion of long-term corporate bonds	—	22,532
RMB denominated	—	16,000
USD denominated	—	6,532
	12,074	23,934
	29,462	55,338
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	27,304	23,297
RMB denominated	3,061	1,706
USD denominated	22,780	19,668
Hong Kong Dollar (“HKD”) denominated	1,441	1,903
EUR denominated	22	—
Singapore Dollar (“SGD”) denominated	—	20
Current portion of long-term loans	4,361	2,014
RMB denominated	4,361	2,014
	31,665	25,311
	61,127	80,649

The Group’s weighted average interest rates on short-term loans were 3.37% (2017: 2.72%) at 31 December 2018. The above borrowings are unsecured.

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

		31 December	31 December
	Interest rate and final maturity	2018	2017
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 4.66% per annum at 31 December 2018 with maturities through 2033	31,025	25,644
USD denominated	Interest rates ranging from 1.55% to 4.29% per annum at 31 December 2018 with maturities through 2031	109	192
		31,134	25,836
Corporate bonds (i)
RMB denominated	IFixed interest rates ranging from 3.70% to 4.90% per annum at 31 December 2018 with maturity through 2022	20,000	36,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 31 December 2018 with maturities through 2043	11,951	17,902
		31,951	53,902
Total third parties’ long-term debts		63,085	79,738
Less: Current portion		(12,074)	(23,934)
		51,011	55,804
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 4.99% per annum at 31 December 2018 with maturities through 2030	46,877	45,334
Less: Current portion		(4,361)	(2,014)

		42,516	43,320
		93,527	99,124

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)	These corporate bonds are carried at amortised cost. At 31 December 2018, RMB 11,951 million (2017: RMB 17,902 million) (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

30	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	31 December	31 December
	2018	2017
	RMB million	RMB million
Amounts due to third parties	170,818	177,224
Amounts due to Sinopec Group Company and fellow subsidiaries	9,142	13,350
Amounts due to associates and joint ventures	6,381	9,499
	186,341	200,073
Bills payable	6,416	6,462
Trade accounts and bills payables measured at amortised cost	192,757	206,535

The ageing analysis of trade accounts and bills payables are as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within 1 month or on demand	182,763	195,189
Between 1 month and 6 months	6,670	8,076
Over 6 months	3,324	3,270
	192,757	206,535

31	CONTRACT LIABILITIES

As at 31 December 2018, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

As at 1 January 2018, the Group’s contract liabilities was RMB 120,734 million, of which RMB 119,138 million was recognised as revenue in 2018.

32	OTHER PAYABLES

	31 December	31 December
	2018	2017
	RMB million	RMB million
Salaries and welfare payable	7,312	7,162
Interest payable	634	723
Payables for constructions	54,992	60,010
Other payables	22,852	29,028
Financial liabilities carried at amortised costs	85,790	96,923
Taxes other than income tax	80,361	58,925
Receipts in advance (Note 1 (a))	—	120,734
	166,151	276,582

33	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2018	2017
	RMB million	RMB million
Balance at 1 January	39,407	36,918
Provision for the year	1,567	1,627
Accretion expenses	1,438	1,501
Utilised for the year	(598)	(467)
Exchange adjustments	193	(172)
Balance at 31 December	42,007	39,407

34	SHARE CAPITAL

	31 December	31 December
	2018	2017
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2017: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2017: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2018, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 11.5% (2017: 12.0%) and 46.2% (2017: 46.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 29 and 35, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

35	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2018 and 2017, the future minimum lease payments of the Group under operating leases are as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within one year	15,625	11,114
Between one and two years	14,668	11,492
Between two and three years	13,986	10,730
Between three and four years	13,734	10,552
Between four and five years	13,494	10,428
Thereafter	281,287	202,806
	352,794	257,122
Capital commitments

At 31 December 2018 and 2017, the capital commitments of the Group are as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Authorised and contracted for (i)	141,045	120,386
Authorised but not contracted for	54,392	57,997
	195,437	178,383

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 5,553 million (2017: RMB 3,364 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognised were approximately RMB 231 million for the year ended 31 December 2018 (2017: RMB 308 million).

Estimated future annual payments are as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within one year	380	205
Between one and two years	79	83
Between two and three years	33	32
Between three and four years	28	28
Between four and five years	28	28
Thereafter	852	882
	1,400	1,258

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

At 31 December 2018 and 2017, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Joint ventures	5,033	940
Associates(ii)	12,168	13,520
Others	7,197	9,732
	24,398	24,192

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliabily estimable. At 31 December 2018 and 2017, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 31 December 2018, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 12,168 million (2017: RMB 13,520 million).

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 7,940 million in the consolidated financial statements for the year ended 31 December 2018 (2017: RMB 7,851 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

36	BUSINESS COMBINATION

For the year ended 31 December 2018, significant business combination didn’t occur in the Group.

On 26 October 2017, a subsidiary of the Company, Gaoqiao Petrochemical Co., Ltd., purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB 10,135 million (“the Transaction”). Before the Transaction, the Company and one of its subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. After the Transaction, the Company, together with its subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of the Company.

Shanghai SECCO is principally engaged in the production and sale of petrochemical products including acrylonitrile, polystyrene, polyethylene, etc.

Based on the purchase price allocation performed, details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB million
Purchase consideration:
Acquisition Date (26 October 2017)
– Cash consideration for the purchase of 50% equity interest acquired	10,135
– Acquisition-date fair value of the 50% equity interest held before the acquisition	10,135
Total purchase consideration	20,270

Fair value at the Acquisition Date
RMB million
The assets and liabilities recognised as a result of the acquisition are as follows:
Cash and cash equivalents	5,653
Bills receivable	641
Inventories	1,702
Trade and other receivables	558
Prepayments	1,349
Other current assets	761
Total current assets	10,664
Property, plant and equipment, net	9,587
Lease prepayments	1,920
Intangible assets	1,017
Construction in progress	231
Long-term prepaid expenses	117
Deferred tax assets	11
Total non-current assets	12,883
Total assets	23,547
Trade and other payables	(2,115)
Advances received	(383)
Employee benefits payable	(96)
Tax payable	(1,438)
Total current liabilities	(4,032)
Deferred tax liabilities (Note 28)	(1,786)
Net assets acquired	17,729
Goodwill	2,541

The goodwill is attributable to the high profitability of the acquired business and synergy to be achieved post the Transaction among Shanghai SECCO and the Group’s existing petrochemical operations located in eastern China.

As of Acquisition Date, a gain of RMB 3,941 million was recognised as a result of remeasuring the 50% equity interest held before the Transaction to its fair value, which is included in other operating (expense)/income in the Group’s consolidated income statement for the year ended 31 December 2017.

Shanghai SECCO contributed revenue of RMB 5,222 million and net profit of RMB 726 million to the Group for the period from the Acquisition Date to 31 December 2017.

If the acquisition had occurred on 1 January 2017, consolidated pro-forma revenue and profit for the year ended 31 December 2017 would have been RMB 2,365,632 million and RMB 74,930 million respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 January 2017, together with the consequential tax effects.

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	2018	2017
		RMB million	RMB million
Sales of goods	(i)	272,789	244,211
Purchases	(ii)	192,224	165,993
Transportation and storage	(iii)	7,319	7,716
Exploration and development services	(iv)	23,489	21,210
Production related services	(v)	28,472	20,824
Ancillary and social services	(vi)	6,664	6,653
Operating lease charges for land	(vii)	7,765	8,015
Operating lease charges for buildings	(vii)	521	510
Other operating lease charges	(vii)	869	626
Agency commission income	(viii)	113	127
Interest income	(ix)	848	807
Interest expense	(x)	1,110	554
Net deposits withdrawn from/(placed with) related parties	(ix)	6,457	(7,441)
Net funds obtained from related parties	(xi)	31,684	19,661

The amounts set out in the table above in respect of the year ended 31 December 2018 and 2017 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2018 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 140,570 million (2017: RMB 128,863 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 123,772 million (2017: RMB 112,619 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,664 million (2017: RMB 6,652 million), operating lease charges for land, buildings and others paid by the Group of RMB 7,765 million, RMB 521 million and RMB 738 million (2017: RMB 8,015 million, RMB 510 million and RMB 513 million), respectively and interest expenses of RMB 1,110 million (2017: RMB 554 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 59,472 million (2017: RMB 60,045 million), comprising RMB 58,606 million (2017: RMB 59,213 million) for sales of goods, RMB 848 million (2017: RMB 807 million) for interest income and RMB 18 million (2017: RMB 25 million) for agency commission income.

At 31 December 2018 and 2017, there was no guarantee given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 35.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

37	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2018 was RMB 41,057 million (2017: RMB 47,514 million).

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2018. The terms of these agreements are summarised as follows:

●
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

●
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

●
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

●
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

●
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

●
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on August 24, 2018, which took effect on January 1, 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract” etc.,. The memorandum was effective since January 1, 2019. Sinopec Group Company agreed to lease 410 million square meters of land to the Company, and to adjust the total fee of land to about RMB 14 billion, according to the newly confirmed area of leasing land and the situation of land market.

37	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Trade accounts receivable and bills receivable	7,555	13,174
Prepaid expenses and other current assets	7,665	5,633
Long-term prepayments and other assets	23,482	20,726
Total	38,702	39,533
Trade accounts payable and bills payable	17,530	24,104
Contract liabilities	3,273	—
Other payables	18,160	20,990
Other long-term liabilities	12,470	10,165
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	31,665	25,311
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	42,516	43,320
Total	125,614	123,890

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 29.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2018, and as at and for the year ended 31 December 2017, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2018	2017
	RMB’000	RMB’000
Short-term employee benefits	5,745	5,344
Retirement scheme contributions	351	424
	6,096	5,768

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 38. As at 31 December 2018 and 2017, the accrual for the contribution to post-employment benefit plans was not material.

37	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

38	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 20.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2018 were RMB 9,296 million (2017: RMB 8,981 million).

39	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

39	SEGMENT REPORTING (Continued)

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	2018	2017
	RMB million	RMB million
Turnover
Exploration and production
External sales	93,499	69,168
Inter–segment sales	95,954	77,804
	189,453	146,972
Refining
External sales	148,930	132,478
Inter–segment sales	1,109,088	874,271
	1,258,018	1,006,749
Marketing and distribution
External sales	1,408,989	1,191,902
Inter–segment sales	5,224	3,962
	1,414,213	1,195,864
Chemicals
External sales	457,406	373,814
Inter–segment sales	73,835	49,615
	531,241	423,429
Corporate and others
External sales	716,789	533,108
Inter–segment sales	650,271	440,303
	1,367,060	973,411
Elimination of inter–segment sales	(1,934,372)	(1,445,955)

Turnover	2,825,613	2,300,470
Other operating revenues
Exploration and production	10,738	10,533
Refining	5,389	5,104
Marketing and distribution	32,424	28,333
Chemicals	15,492	14,314
Corporate and others	1,523	1,439
Other operating revenues	65,566	59,723

Turnover and other operating revenues	2,891,179	2,360,193

39	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2018	2017
	RMB million	RMB million
Result
Operating (loss)/profit
By segment
– Exploration and production	(10,107)	(45,944)
– Refining	54,827	65,007
– Marketing and distribution	23,464	31,569
– Chemicals	27,007	26,977
– Corporate and others	(9,293)	(4,484)
– Elimination	(3,634)	(1,655)
Total segment operating profit	82,264	71,470
Share of profits from associates and joint ventures
– Exploration and production	2,598	1,449
– Refining	109	989
– Marketing and distribution	3,155	2,945
– Chemicals	6,298	9,621
– Corporate and others	1,814	1,521
Aggregate share of profits from associates and joint ventures	13,974	16,525
Investment (losses)/income
– Exploration and production	(3)	40
– Refining	315	28
– Marketing and distribution	43	90
– Chemicals	596	86
– Corporate and others	920	18
Aggregate investment income	1,871	262
Net finance costs	1,001	(1,560)

Profit before taxation	99,110	86,697

	31 December	31 December
	2018	2017
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	321,686	343,404
– Refining	271,356	273,123
– Marketing and distribution	317,641	309,727
– Chemicals	156,865	158,472
– Corporate and others	152,799	170,045
Total segment assets	1,220,347	1,254,771
Interest in associates and joint ventures	145,721	131,087
Available–for–sale financial assets	—	1,676
Financial assets at fair value through other comprehensive income	1,450	—
Deferred tax assets	21,694	15,131
Cash and cash equivalents, time deposits with financial institutions	167,015	165,004
Other unallocated assets	36,081	27,835
Total assets	1,592,308	1,595,504
Liabilities
Segment liabilities
– Exploration and production	94,170	99,568
– Refining	103,809	101,429
– Marketing and distribution	159,536	164,101
– Chemicals	37,413	35,293
– Corporate and others	144,216	117,781
Total segment liabilities	539,144	518,172
Short–term debts	29,462	55,338
Income tax payable	6,699	13,015
Long–term debts	51,011	55,804
Loans from Sinopec Group Company and fellow subsidiaries	74,181	68,631
Deferred tax liabilities	5,948	6,466
Other unallocated liabilities	29,328	25,188
Total liabilities	735,773	742,614

39	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2018	2017
	RMB million	RMB million
Capital expenditure
Exploration and production	42,155	31,344
Refining	27,908	21,075
Marketing and distribution	21,429	21,539
Chemicals	19,578	23,028
Corporate and others	6,906	2,398
	117,976	99,384
Depreciation, depletion and amortisation
Exploration and production	60,331	66,843
Refining	18,164	18,408
Marketing and distribution	16,296	15,463
Chemicals	13,379	12,873
Corporate and others	1,797	1,723
	109,967	115,310
Impairment losses on long-lived assets
Exploration and production	4,274	13,556
Refining	353	1,894
Marketing and distribution	264	675
Chemicals	1,374	4,922
Corporate and others	16	211
	6,281	21,258

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2018	2017
	RMB million	RMB million
External sales
Mainland China	2,119,580	1,758,365
Singapore	395,129	269,349
Others	376,470	332,479
	2,891,179	2,360,193

	31 December	31 December
	2018	2017
	RMB million	RMB million
Non-current assets
Mainland China	989,668	979,329
Others	50,892	48,572
	1,040,560	1,027,901

40	PRINCIPAL SUBSIDIARIES

At 31 December 2018, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests held by non-controlling interests %	Principal activities
Sinopec Great Wall Energy & Chemical	RMB 22,761	100.00	—	Coal chemical industry investment
Company Limited				management, production and sale
				of coal chemical products
Sinopec Yangzi Petrochemical Company	RMB 15,651	100.00	—	Manufacturing of intermediate
Limited				petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation	RMB 12,000	100.00	—	Pipeline storage and transportation of crude oil
Company Limited
Sinopec Overseas Investment Holding	USD 1,662	100.00	—	Investment holding of overseas business
Limited (“SOIH”)
Sinopec International Petroleum Exploration	RMB 8,000	100.00	—	Investment in exploration, production
and Production Limited (“SIPL”)				and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited	RMB 4,000	100.00	—	Production and sale of polyester
Liability Company				chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	—	Production and sale of refined
				petroleum products, lubricant base
				oil, and petrochemical materials
China International United Petroleum and	RMB 3,000	100.00	—	Trading of crude oil and
Chemical Company Limited				petrochemical products
Sinopec Qingdao Petrochemical Company	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical
Limited				products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	—	Production and sale of catalyst products

China Petrochemical International Company	RMB 1,400	100.00	—	Trading of petrochemical products
Limited
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of
				petrochemical products
Sinopec Beihai Refining and Chemical	RMB 5,294	98.98	1.02	Import and processing of crude oil, production,
Limited Liability Company				storage and sale of petroleum products and
				petrochemical products
Sinopec Qingdao Refining and Chemical	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical
Company Limited				products and petroleum products
Sinopec Hainan Refining and Chemical	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical
Company Limited				products and petroleum products
Sinopec Marketing Co. Limited	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum
(“Marketing Company”)				products
Shanghai SECCO Petrochemical Company	RMB 7,801	67.60	32.40	Production and sale of petrochemical products
Limited (“Shanghai SECCO”) (Note 36)
Sinopec–SK (Wuhan) Petrochemical	RMB 6,270	65.00	35.00	Production, sale, research and development
Company Limited (“Zhonghan Wuhan”)				of ethylene and downstream byproducts
Sinopec Kantons Holdings Limited	HKD 248	60.33	39.67	Provision of crude oil jetty services and
(“Sinopec Kantons”)				natural gas pipeline transmission services
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical
				products and petroleum products
Sinopec Shanghai Petrochemical Company	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin
Limited (“Shanghai Petrochemical”)				and plastics, intermediate petrochemical
				products and petroleum products
Fujian Petrochemical Company Limited	RMB 8,140	50.00	50.00	Manufacturing of plastics,
(“Fujian Petrochemical”) (i)				intermediate petrochemical
				products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

40	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	130,861	156,494	16,731	19,555	25,299	19,866	816	992	1,209	1,196	9,537	11,602	2,750	1,636
Current liabilities	(181,766)	(212,620)	(483)	(7,118)	(13,913)	(10,922)	(50)	(376)	(3,722)	(2,351)	(2,233)	(4,174)	(2,333)	(3,975)
Net current (liabilities)/ assets	(50,905)	(56,126)	16,248	12,437	11,386	8,944	766	616	(2,513)	(1,155)	7,304	7,428	417	(2,339)
Non-current assets	261,062	253,455	38,020	34,769	19,087	19,577	11,444	9,925	12,895	13,089	12,301	12,797	12,612	13,598
Non-current liabilities	(2,086)	(1,774)	(31,050)	(28,523)	(10)	(6)	(688)	(681)	(132)	(2,430)	(1,698)	(1,740)	—	—
Net non-current assets	258,976	251,681	6,970	6,246	19,077	19,571	10,756	9,244	12,763	10,659	10,603	11,057	12,612	13,598
Net assets	208,071	195,555	23,218	18,683	30,463	28,515	11,522	9,860	10,250	9,504	17,907	18,485	13,029	11,259
Attributable to owners of the Company	141,244	132,549	5,266	3,468	15,295	14,253	5,761	4,930	6,165	5,716	12,105	12,496	8,469	7,318
Attributable to non-controlling interests	66,827	63,006	17,952	15,215	15,168	14,262	5,761	4,930	4,085	3,788	5,802	5,989	4,560	3,941

Summarised consolidated statement of comprehensive income

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO (ii)		Zhonghan Wuhan
Year ended 31 December	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,443,698	1,221,530	5,037	6,136	107,689	91,962	5,261	6,068	1,398	1,498	26,320	5,222	17,134	16,139
Profit for the year	22,046	27,520	3,272	1,075	5,336	6,154	1,576	2,726	1,065	1,046	3,099	726	1,879	2,730
Total comprehensive income	22,589	26,986	4,536	396	5,336	6,153	1,576	2,726	1,067	1,146	3,099	726	1,879	2,730
Comprehensive income/ (loss) attributable to non-controlling interests	7,794	9,033	2,737	(38)	2,645	3,052	788	1,363	399	433	1,004	235	658	956
Dividends paid to non-controlling interests	3,964	9,544	—	—	1,616	1,344	600	625	104	70	1,191	—	—	—

Summarised statement of cash flows

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO (ii)		Zhonghan Wuhan
Year ended 31 December	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Net cash generated from/ (used in) operating activities	24,825	51,038	3,467	2,758	6,659	7,061	38	(558)	738	968	3,766	1,639	3,308	2,976
Net cash generated from/(used in) investing activities	8,339	(35,738)	4,096	(2,211)	(1,928)	(2,401)	(215)	225	648	193	(480)	5,567	(3,099)	(2,415)
Net cash (used in)/generated from financing activities	(32,084)	(16,499)	(5,419)	243	(3,507)	(2,590)	43	(158)	(1,551)	(1,093)	(3,676)	—	525	(631)
Net increase/(decrease) in cash and cash equivalents	1,080	(1,199)	2,144	790	1,224	2,070	(134)	(491)	(165)	68	(390)	7,206	734	(70)
Cash and cash equivalents at 1 January	12,921	14,373	3,605	3,045	7,504	5,441	226	717	343	289	7,205	—	64	134
Effect of foreign currency exchange rate changes	141	(253)	244	(230)	14	(7)	—	—	20	(14)	2	(1)	—	—
Cash and cash equivalents at 31 December	14,142	12,921	5,993	3,605	8,742	7,504	92	226	198	343	6,817	7,205	798	64

(ii)	The summarized consolidated statement of comprehensive income and the summarized statement of cash flow of Shanghai SECCO present the results from the acquisition date to 31 December 2017.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, financial assets at fair value through profit or loss, derivative financial assets, bills receivable, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at fair value through other comprehensive income and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, bills payable, trade accounts payable, amounts due to Sinopec Group Company and fellow subsidiaries, other payables and long-term debts.

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)          Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposit) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2018, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments, financial assets at fair value through profit or loss and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)          Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivables and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivables, the group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivables.

To measure the expected credit losses, trade accounts receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 month before 31 December 2018 or 1 January 2018, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivables, based on which the Group generated its payment profile is listed in note 25.

All of the entity’s other receivables (Note 25) are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2018, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 387,748 million (2017: RMB 361,852 million) on an unsecured basis, at a weighted average interest rate of 3.87% per annum (2017: 3.40%). At 31 December 2018, the Group’s outstanding borrowings under these facilities were RMB 21,236 million (2017: RMB 56,567 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	31 December 2018
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	29,462	30,123	30,123	—	—	—
Long-term debts	51,011	61,809	1,889	16,938	27,190	15,792
Loans from Sinopec Group Company and fellow subsidiaries	74,181	75,207	32,127	37,977	3,741	1,362
Derivatives financial liabilities	13,571	13,571	13,571	—	—	—
Trade accounts payable and bills payable	192,757	192,757	192,757	—	—	—
Other payables	85,790	85,790	85,790	—	—	—
	446,772	459,257	356,257	54,915	30,931	17,154

	31 December 2017
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	55,338	56,562	56,562	—	—	—
Long-term debts	55,804	66,202	2,166	14,477	32,316	17,243
Loans from Sinopec Group Company and fellow subsidiaries	68,631	68,950	25,504	4,439	39,007	—
Derivatives financial liabilities	2,665	2,665	2,665	—	—	—
Trade accounts payable and bills payable	206,535	206,535	206,535	—	—	—
Other payables	96,923	96,923	96,923	—	—	—
	485,896	497,837	390,355	18,916	71,323	17,243

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	31 December	31 December
	2018	2017
	million	million
Gross exposure arising from loans
USD	668	204

A 5 percent strengthening/weakening of RMB against the following currencies at 31 December 2018 and 2017 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

	31 December	31 December
	2018	2017
	million	million
USD	172	50

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 29.

As at 31 December 2018, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 424 million (2017: decrease/increase by approximately RMB 450 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2017.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk.

As at 31 December 2018, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 31 December 2018, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 7,844 million (2017: RMB 515 million) and derivative financial liabilities of RMB 13,568 million (2017: RMB 2,624 million).

As at 31 December 2018, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB 197 million (2017: decrease/increase RMB 4,049 million), and increase/decrease the Group’s other reserves by approximately RMB 6,850 million (2017: decrease/increase RMB 701 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2017.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2018

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposit	—	—	25,550	25,550
– Equity investments, listed and at quoted market price	182	—	—	182
Derivative financial assets:
– Derivative financial assets	874	7,013	—	7,887
Financial assets at fair value through other comprehensive income:
– Equity investments	127	—	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	5,500	8,071	—	13,571
	5,500	8,071	—	13,571

At 31 December 2017

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposit	—	—	51,196	51,196
Available-for-sale financial assets:
– Listed	178	—	—	178
Derivative financial assets:
– Derivative financial assets	343	183	—	526
	521	183	51,196	51,900
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,277	1,388	—	2,665
	1,277	1,388	—	2,665

During the years ended 31 December 2018 and 2017, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structural deposits classified as Level 3 financial assets.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 2.76% to 4.90% (2017: 1.79% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2018 and 2017:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Carrying amount	63,085	79,738
Fair value	62,656	78,040

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2018 and 2017.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

43	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2018 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

44	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

BALANCE SHEET OF THE COMPANY (Amounts in million)	Note	31 December	31 December
		2018	2017
		RMB	RMB
Non-current assets
Property, plant and equipment, net		302,048	329,814
Construction in progress		51,598	50,046
Investment in subsidiaries		251,970	245,156
Interest in associates		21,143	15,579
Interest in joint ventures		16,094	14,822
Available-for-sale financial assets		—	395
Financial assets at fair value through other comprehensive income		395	—
Deferred tax assets		11,021	6,834
Lease prepayments		7,101	6,916
Long-term prepayments and other assets		13,129	14,072
Total non-current assets		674,499	683,634
Current assets
Cash and cash equivalents		59,120	72,309
Time deposits with financial institutions		23,759	20,236
Financial assets at fair value through profit or loss		22,500	48,179
Trade accounts receivable and bills receivable		30,145	37,766
Dividends receivable		2,313	16,327
Inventories		45,825	44,933
Prepaid expenses and other current assets		73,442	79,111
Total current assets		257,104	318,861
Current liabilities
Short-term debts		14,511	33,454
Loans from Sinopec Group Company and fellow subsidiaries		5,815	3,214
Derivative financial liabilities		967	—
Trade accounts payable and bills payable		84,418	86,604
Contract liabilities		4,230	—
Other payables		178,936	194,291
Total current liabilities		288,877	317,563

Net current (liabilities)/assets		(31,773)	1,298
Total assets less current liabilities		642,726	684,932
Non-current liabilities
Long-term debts		27,200	40,442
Loans from Sinopec Group Company and fellow subsidiaries		40,904	43,225
Provisions		33,094	31,405
Other long-term liabilities		5,310	3,613
Total non-current liabilities		106,508	118,685

		536,218	566,247
Equity
Share capital		121,071	121,071
Reserves	(a)	415,147	445,176
Total equity		536,218	566,247

44	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (Continued)

(a)	RESERVES MOVEMENT OF THE COMPANY

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2018	2017
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,195	9,175
Others	6	20
Balance at 31 December	9,201	9,195
Share premium
Balance at 1 January	55,850	55,850
Balance at 31 December	55,850	55,850
Statutory surplus reserve
Balance at 1 January	82,682	79,640
Appropriation	3,996	3,042
Balance at 31 December	86,678	82,682
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	2,460	2,438
Share of other comprehensive loss of associates and joint ventures, net of deferred tax	(64)	(120)
Cash flow hedges, net of deferred tax	(617)	53
Special reserve	507	89
Balance at 31 December	2,286	2,460
Retained earnings
Balance at 1 January	177,989	183,321
Profit for the year	38,460	30,488
Distribution to owners (Note 13)	(67,799)	(32,689)
Appropriation	(3,996)	(3,042)
Special reserve	(507)	(89)
Others	(15)	—

Balance at 31 December	144,132	177,989

	415,147	445,176

(C)          DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASs AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

	Note	31 December	31 December
		2018	2017
		RMB million	RMB million
Shareholders’ equity under CASs		857,659	854,070
Adjustments:
Government grants	(i)	(1,124)	(1,180)
Total equity under IFRS*		856,535	852,890

Effects of major differences between the net profit under CASs and the profit for the year under IFRS are analysed as follows:

	Note	2018	2017
		RMB million	RMB million
Net profit under CASs		80,289	70,294
Adjustments:
Government grants	(i)	56	110
Safety production fund	(ii)	909	126
Others		(2,357)	(112)
Profit for the year under IFRS*		78,897	70,418

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2017 and 2018 which have been audited by PricewaterhouseCoopers.

(D)          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities - Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December 2018 and 2017, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalised costs related to oil and gas producing activities

			2018			2017
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Property cost, wells and related equipments and facilities	695,724	651,531	44,193	667,657	625,621	42,036
Supporting equipments and facilities	199,321	199,304	17	210,711	210,694	17
Uncompleted wells, equipments and facilities	40,778	40,770	8	41,397	41,389	8
Total capitalised costs	935,823	891,605	44,218	919,765	877,704	42,061
Accumulated depreciation, depletion, amortisation and impairment losses	(658,093)	(618,593)	(39,500)	(601,318)	(565,651)	(35,667)
Net capitalised costs	277,730	273,012	4,718	318,447	312,053	6,394
Equity method investments
Share of net capitalised costs of associates and joint ventures	6,304	—	6,304	6,357	—	6,357
Total of the Group’s and its equity method investments’ net capitalised costs	284,034	273,012	11,022	324,804	312,053	12,751

Table II: Costs incurred in oil and gas exploration and development

			2018			2017
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Exploration	12,108	12,108	—	11,589	11,589	—
Development	27,453	27,329	124	30,844	30,710	134
Total costs incurred	39,561	39,437	124	42,433	42,299	134
Equity method investments
Share of costs of exploration and development of associates and joint ventures	793	—	793	724	—	724
Total of the Group’s and its equity method investments’ exploration and development costs	40,354	39,437	917	43,157	42,299	858

Table III: Results of operations related to oil and gas producing activities

			2018			2017
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Revenues
Sales	57,860	57,860	—	43,644	43,644	—
Transfers	89,569	84,532	5,037	73,447	67,311	6,136
	147,429	142,392	5,037	117,091	110,955	6,136
Production costs excluding taxes	(47,227)	(45,953)	(1,274)	(46,311)	(44,977)	(1,334)
Exploration expenses	(10,744)	(10,744)	—	(11,089)	(11,089)	—
Depreciation, depletion, amortisation and impairment losses	(62,832)	(60,877)	(1,955)	(80,399)	(74,856)	(5,543)
Taxes other than income tax	(11,400)	(11,400)	—	(8,726)	(8,726)	—
Profit before taxation	15,226	13,418	1,808	(29,434)	(28,693)	(741)
Income tax expense	709	—	709	1,188	—	1,188
Results of operation from producing activities	15,935	13,418	2,517	(28,246)	(28,693)	447
Equity method investments
Revenues
Sales	9,530	—	9,530	8,080	—	8,080
	9,530	—	9,530	8,080	—	8,080
Production costs excluding taxes	(2,455)	—	(2,455)	(2,748)	—	(2,748)
Exploration expenses	—	—	—	—	—	—
Depreciation, depletion, amortisation and impairment losses	(1,163)	—	(1,163)	(1,243)	—	(1,243)
Taxes other than income tax	(4,075)	—	(4,075)	(3,628)	—	(3,628)
Profit before taxation	1,837	—	1,837	461	—	461
Income tax expense	(667)	—	(667)	(347)	—	(347)
Share of profit for producing activities of associates and joint ventures	1,170	—	1,170	114	—	114
Total of the Group’s and its equity method investments’
results of operations for producing activities	17,105	13,418	3,687	(28,132)	(28,693)	561

The results of operations for producing activities for the years ended 31 December 2018 and 2017 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2018 and 2017 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

Table IV: Reserve quantities information (Continued)

	2018			2017
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,293	1,261	32	1,256	1,216	40
Revisions of previous estimates	160	158	2	151	148	3
Improved recovery	95	90	5	90	86	4
Extensions and discoveries	79	79	—	60	60	—
Production	(260)	(249)	(11)	(264)	(249)	(15)
End of year	1,367	1,339	28	1,293	1,261	32
Non-controlling interest in proved developed and undeveloped reserves at the end of year	12	—	12	14	—	14
Proved developed reserves
Beginning of year	1,156	1,124	32	1,120	1,080	40
End of year	1,271	1,244	27	1,156	1,124	32
Proved undeveloped reserves
Beginning of year	137	137	—	136	136	—
End of year	96	95	1	137	137	—
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,985	6,985	—	7,160	7,160	—
Revisions of previous estimates	(40)	(40)	—	(107)	(107)	—
Improved recovery	142	142	—	72	72	—
Extensions and discoveries	680	680	—	769	769	—
Production	(974)	(974)	—	(909)	(909)	—
End of year	6,793	6,793	—	6,985	6,985	—
Proved developed reserves
Beginning of year	6,000	6,000	—	6,436	6,436	—
End of year	5,822	5,822	—	6,000	6,000	—
Proved undeveloped reserves
Beginning of year	985	985	—	724	724	—
End of year	971	971	—	985	985	—

Table IV: Reserve quantities information (Continued)

	2018			2017
			Other			Other
	Total	China	countries	Total	China	countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	306	—	306	296	—	296
Revisions of previous estimates	12	—	12	12	—	12
Improved recovery	4	—	4	8	—	8
Extensions and discoveries	5	—	5	20	—	20
Production	(28)	—	(28)	(30)	—	(30)
End of year	299	—	299	306	—	306
Proved developed reserves
Beginning of year	273	—	273	273	—	273
End of year	261	—	261	273	—	273
Proved undeveloped reserves
Beginning of year	33	—	33	23	—	23
End of year	38	—	38	33	—	33
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	12	—	12	18	—	18
Revisions of previous estimates	2	—	2	(2)	—	(2)
Improved recovery	2	—	2	—	—	—
Extensions and discoveries	—	—	—	—	—	—
Production	(3)	—	(3)	(4)	—	(4)
End of year	13	—	13	12	—	12
Proved developed reserves
Beginning of year	12	—	12	18	—	18
End of year	13	—	13	12	—	12
Proved undeveloped reserves
Beginning of year	—	—	—	—	—	—
End of year	—	—	—	—	—	—
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,599	1,261	338	1,552	1,216	336
End of year	1,666	1,339	327	1,599	1,261	338
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,997	6,985	12	7,178	7,160	18
End of year	6,806	6,793	13	6,997	6,985	12

Table V: Standardised measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of “ASC Topic 932 Extractive Activities - Oil and Gas”, “SEC Rule 4-10 of Regulation S-X”, and “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2018 and 2017 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

			2018			2017
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Future cash flows	868,058	854,563	13,495	639,336	628,187	11,149
Future production costs	(381,893)	(376,532)	(5,361)	(292,789)	(287,914)	(4,875)
Future development costs	(22,310)	(19,300)	(3,010)	(24,999)	(20,314)	(4,685)
Future income tax expenses	(42,728)	(40,651)	(2,077)	(1,374)	—	(1,374)
Undiscounted future net cash flows	421,127	418,080	3,047	320,174	319,959	215
10% annual discount for estimated timing of cash flows	(126,910)	(126,617)	(293)	(97,082)	(97,115)	33
Standardised measure of discounted future net cash flows	294,217	291,463	2,754	223,092	222,844	248
Discounted future net cash flows attributable to non-controlling interests	1,239	—	1,239	112	—	112
Equity method investments
Future cash flows	48,778	—	48,778	43,587	—	43,587
Future production costs	(12,462)	—	(12,462)	(12,131)	—	(12,131)
Future development costs	(4,433)	—	(4,433)	(4,692)	—	(4,692)
Future income tax expenses	(5,632)	—	(5,632)	(4,406)	—	(4,406)
Undiscounted future net cash flows	26,251	—	26,251	22,358	—	22,358
10% annual discount for estimated timing of cash flows	(13,012)	—	(13,012)	(9,803)	—	(9,803)
Standardised measure of discounted future net cash flows	13,239	—	13,239	12,555	—	12,555
Total of the Group’s and its equity method investments’ results of standardised measure of discounted future net cash flows	307,456	291,463	15,993	235,647	222,844	12,803

Table VI: Changes in the standardised measure of discounted cash flows

	2018	2017
	RMB million	RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(88,802)	(62,054)
Net changes in prices and production costs	98,952	7,487
Net changes in estimated future development cost	(5,468)	(7,320)
Net changes due to extensions, discoveries and improved recoveries	41,385	29,799
Revisions of previous quantity estimates	22,040	20,608
Previously estimated development costs incurred during the year	9,507	5,747
Accretion of discount	22,405	20,909
Net changes in income taxes	(28,894)	(231)
Net changes for the year	71,125	14,945
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(3,001)	(1,704)
Net changes in prices and production costs	1,620	2,479
Net changes in estimated future development cost	(196)	(856)
Net changes due to extensions, discoveries and improved recoveries	341	1,205
Revisions of previous quantity estimates	818	688
Previously estimated development costs incurred during the year	272	206
Accretion of discount	1,196	967
Net changes in income taxes	(366)	(621)
Net changes for the year	684	2,364
Total of the Group’s and its equity method investments’ results of net changes for the year	71,809	17,309

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Dai Houliang

AUTHORISED REPRESENTATIVES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS AND PLACE OF BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode	:	100728
Tel.	:	86-10-59960028
Fax	:	86-10-59960386
Website	:	http://www.sinopec.com/listco/
E-mail addresses	:	ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.:
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue,
Beijing, PRC

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
USA

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name	:	SINOPEC CORP
Stock code	:	600028

H Shares:
Hong Kong Stock Exchange
Stock code	:	00386

ADRs:
New York Stock Exchange
Stock code	:	SNP

London Stock Exchange
Stock code	:	SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors	:	PricewaterhouseCoopers
Zhong Tian LLP
Address	:	11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC 200021
Overseas Auditors	:	PricewaterhouseCoopers
Address	:	22nd Floor,
Prince’s Building,
Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 22 March 2019 at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of the 2018 annual report signed by Mr. Dai Houliang, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2018 prepared under IFRS and CASs, signed by Mr. Dai Houliang, the Chairman, Mr. Wang Dehua, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors’ reports signed by the auditors; and

d)	Copies of the documents and announcements that Sinopec Corp. has published in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Dai Houliang
Chairman
Beijing, PRC, 22 March 2019

If there is any inconsistency between the Chinese and English versions of this annual report, the Chinese version shall prevail.

Document 2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Annual Results for the Year Ended 31 December 2018

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2018 (the “Annual Report”). The full Annual Report was published on the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com/Listco/). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the 5th Meeting of the Seventh Session of the Board of Directors of Sinopec Corp. No Director has any disagreement as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2018 (the “reporting period”) of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the China Accounting Standards for Business Enterprises (“CASs”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Dai Houliang, Chairman of the Board of Directors, Mr. Ma Yongsheng, President, and Mr. Wang Dehua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	00386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange

2.2	Contacts of Sinopec Corp.

			Secretary to the	Representative on
	Authorised representatives		Board of Directors	Securities Matters
Name	Mr. Ma Yongsheng	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386
E-mail	ir@sinopec.com

3	Principal Financial Data and Indicators

3.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“CASs”) for the year ended 31 December 2018 of the Company

	As at 31 December 2018	As at 31 December 2017	Changes from the end of the last year	As at 1 January 2017
Items	RMB million	RMB million	%	RMB million

Total assets	1,592,308	1,595,504	(0.2)	1,498,609
Total equity attributable to shareholders of the Company	718,355	727,244	(1.2)	712,232

	Year ended 31 December
	2018	2017	Changes over the same period of preceding year	2016
Items	RMB million	RMB million	%	RMB million

Net cash flow from operating activities	175,868	190,935	(7.9)	214,543
Operating income	2,891,179	2,360,193	22.5	1,930,911
Net profit attributable to shareholders of the Company	63,089	51,119	23.4	46,416
Net profit attributable to shareholders of the Company excluding extraordinary gains and loss	59,630	45,582	30.8	29,713
Weighted average return on net assets (%)	8.67	7.14	1.53 percentage points	6.68
Basic earnings per share (RMB)	0.521	0.422	23.4	0.383
Diluted earnings per share (RMB)	0.521	0.422	23.4	0.383

3.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2018 of the Company

	Year ended 31 December
	2018	2017	2016	2015	2014
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover and other operating revenues	2,891,179	2,360,193	1,930,911	2,020,375	2,827,566
Operating profit	82,264	71,470	77,193	56,822	73,439
Profit before taxation	99,110	86,697	80,151	56,411	65,818
Net profit attributable to shareholders of the Company	61,618	51,244	46,672	32,512	46,639
Basic earnings per share (RMB)	0.509	0.423	0.385	0.269	0.399
Diluted earnings per share (RMB)	0.509	0.423	0.385	0.269	0.399
Return on capital employed (%)	9.25	8.26	7.30	5.23	6.06
Return on net assets (%)	8.59	7.06	6.56	4.81	7.84
Net cash generated from operating activities per share (RMB)	1.453	1.577	1.772	1.371	1.267

	As at 31 December
	2018	2017	2016	2015	2014
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Non-current assets	1,088,188	1,066,455	1,086,348	1,113,611	1,094,035
Net current liabilities	60,978	50,397	73,282	129,175	242,892
Non-current liabilities	170,675	163,168	181,831	196,275	201,540
Non-controlling interests	139,251	126,770	120,241	111,964	54,348
Total equity attributable to shareholders of the Company	717,284	726,120	710,994	676,197	595,255
Net assets per share (RMB)	5.924	5.997	5.873	5.585	5.033
Adjusted net assets per share (RMB)	5.741	5.868	5.808	5.517	4.969

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

There is no change in the number and nature of shares of Sinopec Corp. during the reporting period.

4.2	Number of shareholders and their shareholdings

As at 31 December 2018, the total number of shareholders of Sinopec Corp. was 490,808 including 484,996 holders of domestic A shares and 5,812 holders of overseas H shares. As at 28 February 2019, the total number of shareholders of Sinopec Corp. was 464,131. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities of the Main Board of the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as of 31 December 2018 are listed as below:

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned Share	68.31	82,709,227,393	(3,083,443,708)	0
HKSCC Nominees Limited[2]	H Share	20.97	25,390,660,438	10,853,566	Unknown
中國證券金融股份有限公司	A Share	2.16	2,609,312,057	(722,418,086)	0
國新投資有限公司	A Share	1.04	1,253,177,754	1,253,177,754	0
香港中央結算有限公司	A Share	0.84	1,021,782,160	620,799,215	0
北京誠通金控投資有限公司	A Share	0.78	947,604,254	947,604,254	0
招商銀行股份有限公司- 博時中證央企結構調整交易型
開放式指數證券投資基金[3]	A Share	0.33	397,446,193	397,446,193	0
中央匯金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
中國人壽保險股份有限公司-分紅- 個人分紅-005L-FH002滬	A Share	0.15	181,957,660	128,785,037	0
中國農業銀行股份有限公司- 華夏中證央企結構調整交易型
開放式指數證券投資基金[3]	A Share	0.13	154,958,200	154,958,200	0

Note 1:	As compared with the number of shares held as of 31 December 2017.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, held 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Note 3:	China Petrochemical Corporation subscribed for the shares of 博時中證央企結構調整交易型開 放式指數證券投資基金 and 華夏中證央企結構調整交易型開放式指數證券投資基金 with 600 million A shares of Sinopec Corp. in October 2018.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 31 December 2018

Name of shareholders	Status of shareholders	Number of shares interested	% of Sinopec Corp.’s issued voting shares (H Share)

BlackRock, Inc.	Interest of corporation controlled by	2,320,644,807(L)	9.10(L)
	the substantial shareholder	1,244,000(S)	0.00(S)
Citigroup Inc.	Person having a security interest in shares Interest of corporation controlled	618,800(L) 152,698,359(L)	0.00(L) 0.60(L)
	by the substantial shareholder	101,037,238(S)	0.40(S)
	Approved lending agent	1,736,184,160(L)	6.80(L)
JPMorgan Chase & Co.	Beneficial owner	478,700,855(L)	1.88(L)
		157,452,151(S)	0.62(S)
	Investment manager	103,077,862(L)	0.40(L)
	Trustee (exclusive of passive trustee)	1,006,400(L)	0.00(L)
	Approved lending agent	956,876,795(L)	3.75(L)
Schroders Plc.	Investment manager	1,516,334,573(L)	5.94(L)

(L) : Long position, (S): Short position

4.3	Changes in the controlling shareholder and the de facto controller

There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5.	Business Review and Prospects

Business Review
In 2018, the global economic recovery was slow while China maintained an overall stable economic performance with its gross domestic product (GDP) up by 6.6%. International oil prices fluctuated in a wide range. Domestic demand for natural gas grew rapidly. Domestic oil products market saw fierce competition because of oversupply, and demand for chemicals increased steadily. Meanwhile, China’s environmental regulations became more stringent. The Company actively coped with market changes by focusing on reform, management, innovation and development. We coordinated all aspects of our work by pressing ahead measures for optimised operation, market expansion, cost reduction, risk control, reform promotion, and management enforcement, which helped the company achieve solid operating results.

5.1	Market Review

(1)
Crude Oil & Natural Gas Market
In 2018, international crude oil prices fluctuated upward in the first three quarters, but slided rapidly in the fourth quarter. The spot price of Platt’s Brent for the year averaged USD 71.03 per barrel, up by 31.1%. Along with the changes in China’s energy mix, domestic demand for natural gas remained strong. Domestic apparent consumption of natural gas reached 280.3 billion cubic meters, up by 18.1% year on year.

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(2)
Refined Oil Products Market
In 2018, domestic demand for refined oil products maintained its growth while market supply was in surplus, which led to intense competition. According to statistics released by the NDRC, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 325 million tonnes, up by 6.0% from the previous year, with gasoline up by 7.8%, kerosene up by 8.4% and diesel up by 4.1%. Prices for domestic refined oil products were adjusted timely with the international oil prices. There were 24 price adjustments throughout the year with 13 increases and 11 decreases.

(3)
Chemical Products Market
Domestic demand for chemicals kept strong momentum in 2018. Based on our statistics, domestic consumption of ethylene equivalent was up by 9.2% from the previous year, and the apparent consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 7.7%, 7.6% and 0.6%, respectively. Domestic chemical product prices followed the same trend with international chemical product prices.

5.2	Production & Operations Review

(1)
Exploration and Production
In 2018, we pressed ahead with high-efficiency exploration and profit-oriented development. Measures were taken to accelerate the formation of an integrated value chain of natural gas business including production, supply, storage and marketing and continuously reduce cost and expenditure on all fronts. Tangible results were achieved in maintaining oil production, increasing gas output and reducing cost. We reinforced preliminary exploration in new areas and strengthened integrated detailed evaluation in mature fields, which led to new discoveries in Tarim, Yin’e and Sichuan basins. The Company’s newly added proved reserves in China reached 458.2 million barrels of oil equivalent, with crude oil reserve replacement ratio at 131.7%. In crude oil development, we made a full-fledged push to build profitable production capacity, deepen the structural adjustment of mature fields, reduce natural decline rate and ensure steady production. In natural gas development, we constantly pushed forward capacity building in Hangjinqi of Neimongol, the eastern slope of west Sichuan Depression and Weirong shale gas fields. We optimised production and distribution and promoted a coordinated growth along the value chain. The Company’s production of oil and gas reached 451.46 million barrels of oil equivalent, with domestic crude production registering 248.93 million barrels and natural gas production totaling 977.32 billion cubic feet, up by 7.1%.

Summary of Operations for the Exploration and Production Segment

	2018	2017	2016	Change from 2017 to 2018(%)

Oil and gas production (mmboe)	451.46	448.79	431.29	0.6
Crude oil production (mmbbls)	288.51	293.66	303.51	(1.8)
China	248.93	248.88	253.15	0.02
Overseas	39.58	44.78	50.36	(11.6)
Natural gas production (bcf)	977.32	912.50	766.12	7.1

(2)
Refining
In 2018, with market-oriented approach, we optimised product mix to produce more gasoline, jet fuel and chemical feedstock, production of high value-added products further increased, and diesel-to-gasoline ratio declined to 1.06. We proactively promoted structural adjustment and quality upgrading projects, the GB VI standard upgrading is completed successfully. We moderately increased the export of oil products to keep a relatively high utilisation rate. Optimisation of resources allocation were carried out to reduce crude oil cost. In 2018, the Company processed 244 million tonnes of crude oil, up by 2.3% and produced 155 million tonnes of refined oil products, up by 2.7%, with gasoline up by 7.2% and kerosene up by 7.6% year on year.

Summary of Operations for the Refining Segment

Unit: million tonnes

				Change from
	2018	2017	2016	2017 to 2018 (%)

Refinery throughput	244.01	238.50	235.53	2.3
Gasoline, diesel and kerosene production	154.79	150.67	149.17	2.7
Gasoline	61.16	57.03	56.36	7.2
Diesel	64.72	66.76	67.34	(3.1)
Kerosene	28.91	26.88	25.47	7.6
Light chemical feedstock production	38.52	38.60	38.54	(0.2)
Light product yield (%)	76.00	75.85	76.33	0.15 percentage points
Refinery yield (%)	94.93	94.88	94.70	0.05 percentage points

Note:          Includes 100% of the production from domestic joint ventures.

(3)
Marketing and Distribution
In 2018, confronted with fierce market competition, the Company aimed to achieve a balance between sales volume and profits. We brought our advantages of integrated business and distribution network into full play, and increased marketing efforts, thus, achieved sustained growth in both total domestic sales volume and retail scale. We adopted a flexible and targeted marketing strategy and upgraded our distribution network to further strengthen our existing advantages. We proactively promoted vehicle natural gas business and accelerated the construction and operation of CNG stations. Total sales volume of refined oil products for the year was 198 million tonnes, of which domestic sales volume accounted for 180 million tonnes. Meanwhile, we strengthened development and marketing of self-owned brands to speed up the growth of non-fuel business.

Summary of Operations for the Marketing and Distribution Segment

				Change from
	2018	2017	2016	2017 to 2018 (%)

Total sales volume of oil products (million tonnes)	198.32	198.75	194.84	(0.2)
Total domestic sales volume of oil products (million tonnes)	180.24	177.76	172.70	1.4
Retail sales (million tonnes)	121.64	121.56	120.14	0.1
Direct sales and distribution (million tonnes).	58.61	56.20	52.56	4.3
Annual average throughput per station (tonne/station)	3,979	3,969	3,926	0.3

	31 December 2018	31 December 2017	31 December 2016	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under the Sinopec brand	30,661	30,633	30,603	0.1
Number of company-operated stations	30,655	30,627	30,597	0.1

(4)
Chemicals
In 2018, the Company sticked to the development philosophy of “basic plus high-end” to enhance effective supply. We persistently fine-tuned chemical feedstock mix to lower cost. We optimised products slate and increased high-end products output. The ratio of new and specialty products in synthetic resin reached 64.3%, the ratio of high-value-added products in synthetic rubber amounted to 26.3%, and our differential ratio of synthetic fibre reached 90.4%. By optimising utilisation rate and production plan based on market demand, we improved the operation of chemical units. To reinforce the capacity structural adjustment, we actively promoted several key projects. Annual ethylene production was 11.51 million tonnes. The Company also intensified its efforts to enhance the efficiency of the integration among production, marketing, R&D, and application as well as promoted targeted marketing and servicing to further expand our business, with total chemical sales volume increased by 10.3% to 86.6 million tonnes, hitting a record high.

Summary of Operations for the Chemicals Segment

Unit: thousand tonnes

				Change from
	2018	2017	2016	2017 to 2018 (%)

Ethylene	11,512	11,610	11,059	(0.8)
Synthetic resin	15,923	15,938	15,201	(0.1)
Synthetic rubber	896	848	857	5.7
Synthetic fiber monomer and polymer	9,343	9,439	9,275	(1.0)
Synthetic fiber	1,218	1,220	1,242	(0.2)

Note: Includes 100% of the production of domestic joint ventures.

(5)
Research and Development
In 2018, with the emphasis on reinforcing innovation-driven strategy, the Company accomplished notable results in R&D, deepened reform of R&D mechanism and pushed ahead with efforts in key and frontier technologies. In upstream segment, further advancement in evaluation technology of buried hill bedrock and deep carbonate reservoir and fracturing technology of deep shale gas field brought the breakthroughs in the exploration of Guaizihu Depression in Yin’e Basin and new series of strata in Maokou Formation in Yuanba area as well as the discovery of Weirong deep shale gas field. The pilot test of 185℃ high temperature measurement while drilling was successfully conducted in the ultra-deep well in Shunbei. In refining, we realised the industrialisation of technologies including new sulfuric acid alkylation and hydro-isomerisation dewaxing for producing high grade base oil. In chemicals, the industrial demonstration unit of HPPO achieved stable operation and new products like PE film turned into commercial production. In addition, SOR, the framework type code of a novel structured zeolite synthesized by us, has been approved by the Structure Commission of International Zeolite Association, making us the first Chinese company to achieve a breakthrough in this area. In 2018, the Company had 6,074 patent applications at home and abroad, among which 4,434 were granted. The Company also won one second prize of National Technology Invention and three second prizes of National Sci-tech Progress, four silver and four excellent prizes of National Patent Awards.

(6)
Health, Safety, Security and Environment
In 2018, the Company constantly promoted the HSSE management. We implemented the concept of “Comprehensive Health” by integrating the management of occupational, physical and mental health of our employees. The Company took stringent measures to control risks and supervise the safety and operations of contractors. We also strengthened safety measures at all levels, removing potential hazards and enhancing our emergency response capability, all acheived sound and reliable production and operation. Public security management capability was strengthened with improvement in risk evaluation, monitoring and early warning and emergency response mechanism. The green and low-carbon growth strategy was further carried out by promoting clean energy and green development, such as steadily pushing forward our Green Enterprise Campaign and Efficiency Doubling Plan. We accomplished all emission reduction targets by pursuing clean production and preventing pollutions. For more detailed information, please refer to “Communication on Progress for Sustainable Development 2018 of Sinopec Crop”.

(7)
Capital Expenditures
In 2018, focusing on quality and profitability of investment, the Company continuously optimised its capital projects, with total capital expenditures of RMB 118 billion. Capital expenditure for the exploration and production segment was RMB 42.2 billion, mainly for Fuling and Weirong shale gas development projects, Hangjinqi natural gas development project, Shengli and Northwest crude oil development projects, phase I of Xinjiang gas pipeline, phase I of Erdos-Anping-Cangzhou gas pipeline, Wen 23 and Jintan gas storages, as well as overseas projects. Capital expenditure for the refining segment was RMB 27.9 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Luoyang refineries, the gasoline and diesel GB VI quality upgrading projects and the construction of Rizhao-Puyang-Luoyang crude pipeline. Capital expenditure for the marketing and distribution segment was RMB 21.4 billion, mainly for construction of oil products depots, pipelines, service stations, non-fuel business and the renovation of underground oil tanks to remove potential safety hazards. Capital expenditure for the chemicals segment was RMB 19.6 billion, mainly for ethylene projects in Zhongke, Zhenhai and Gulei, Phase II of Hainan high-efficiency and environmentally-friendly aromatics project, Sinopec-SABIC Polycarbonate project and Zhongan coal chemical project. Capital expenditure for corporate and others was RMB 6.9 billion, mainly for setting up the joint-venture of Sinopec Capital Company with Sinopec Group, R&D facilities and information technology projects.

5.3	Business Prospects

(1)
Market Outlook
Looking ahead to 2019, the international economy is expected to show a slower growth rate in the midst of a complex and uncertain global political and economic environment. Meanwhile, continued growth of China’s economy will further drive up domestic demand for high-end refined oil products and petrochemicals. As the adjustment of China’s energy mix deepens, demand for natural gas will continue to grow at a rapid pace. Considering uncertainties of supply capacity of major oil producing countries, global oil demand and geopolitical issues, etc., the international oil price is expected to fluctuate within a wide range.

(2)
Operations
In 2019, adhering to the general principle of seeking progress while maintaining stability, the new development philosophy and the operating guidelines of “specialised development, market-based operation, internationalisation and overall coordination”. The following activities will be prioritized during the year.

Exploration and Production, by fully implementing the action plan of redoubling efforts in oil and gas exploration and production, we will advance high-efficiency exploration, continuously increase proved reserves and expand resource base. In crude oil development, more efforts will be made in promoting the capacity building of the Tahe Oilfield, making technological breakthrough for undeveloped oil-bearing reservoirs, improving refined reservoir characterization of mature fields in order to increase reserve development rate and recovery rate. In natural gas development, we will accelerate the capacity construction of key projects, optimise the system of natural gas production, supply, storage and marketing as well as the market layout so as to foster coordinated development of the whole business value chain. In 2019, we plan to produce 288 million barrels of crude oil, among which overseas production will be 39 million barrels, and 1,019.1 billion cubic feet of natural gas.

Refining, with integrated planning, we will optimise crude oil allocation, reinforce inventory management, and push forward the high-efficiency operation of the refining value chain. Maintenance will be arranged according to market changes so as to achieve maximum overall profit. We will further optimise product mix by lowering diesel-to-gasoline ratio and increasing the production of gasoline, jet fuel and light chemical feedstock. The quality upgrading plan for new spec marine fuel oil will be implemented to raise capacity utilisation ratio. Marketing mechanisms will be improved to push up the total trading volume of other refined oil products. In 2019, we plan to process 246 million tonnes of crude oil and produce 157 million tonnes of refined oil products.

Marketing and Distribution, insisting the marketing strategy of balancing profits and sales volume, we will continue to optimise resources allocation, expand market, and increase operation profit. We will carry out targeted and differential marketing with customers at its core so as to constantly improve service quality. The marketing and distribution network will be further improved to amplify the existing advantages. We will accelerate the construction and operation of natural gas stations and expand natural gas market for automobiles. Substantial progress will be made in hydrogen refueling stations and charging and battery swap stations. We will explore the new business mode of “Internet + service stations + convenience stores + comprehensive services” to advance the development and marketing of self-owned brands and to advance the growth of non-fuel business. In 2019, we plan to sell 182 million tonnes of refined oil products in the domestic market.

Chemicals, we will further adjust feedstock mix, product slate and facilities structure to constantly strengthen competitiveness. The continuous feedstock mix optimisation will diversify feedstock procurement channels and reduce costs. More efforts will be made in adjusting product slate and coordinating production, marketing, research and application to raise the proportion of high-end products. We will enhance the dynamic optimisation of facilities and product chain, and improve the utilisation and production scheduling based on market demand. We will strengthen market analysis to actively expand market, thus increasing market shares. Meanwhile, advantages cultivation and production capacity building will be accelerated to produce high-end products and create more value. In 2019, we plan to produce 12.12 million tonnes of ethylene.

Research and Development, we will continue to fully implement the innovation-driven development strategy, deepen the reform of scientific and technological systems, accelerate key technological breakthroughs, push ahead with frontier research on leading technologies, and step up the commercial application of technological achievement so as to strive for sustainable development in an all-round way. With the emphasis on constantly advancing oil and gas exploration and production technologies, we will focus on achieving breakthroughs in oil and gas exploration and production and resource evaluation technologies. In refining, more efforts will be made in making progress in refined oil product quality upgrading technologies, enhancing the technology development of self-owned refined oil product, and reinforcing the research on refinery total process optimisation technology. In chemicals, we will continue to improve the technological system for chemical products and strengthen development of high-value-added new materials. Technological breakthrough in safety and environmental protection will be stepped up. At the same time, prospective and basic research will be carried out on such leading and new areas including new energy, new materials, artificial intelligence and low-carbon so as to boost innovation.

Capital Expenditures, in 2019, we will further focus on investment quality and profitability through constantly optimising capital projects. Capital expenditures for the year are budgeted at RMB 136.3 billion. Of which RMB 59.6 billion will be invested in exploration and production with focuses on the production capacity building of Shengli Oilfield, Northwest Oilfield, Leikou Slope in western Sichuan, Fuling Shale Gas Filed and Weirong Shale Gas Field, and the construction of natural gas pipelines and storage facilities as well as overseas oil and gas projects. The capital expenditure for refining will amount to RMB 27.9 billion which will be spent on the construction of Zhongke and Zhenhai Projects, and the refining structural adjustment projects of Tianjin, Maoming, Luoyang, Wuhan, Beihai and Yangzi. RMB 21.8 billion are budgeted for marketing and distribution with emphases on the construction of depots and storage facilities for refined oil products, pipelines and service stations, non-fuel business development, as well as renovation of underground oil storage tanks. The share for chemicals will be RMB 23.3 billion which will be used on Zhongke, Zhenhai, Gulei, Hainan and Wuhan, coal chemical projects of Bijie and Zhongan, and comprehensive resource utilisation and structural adjustment projects of Yangzi and SSTPC. The capital expenditure for corporate and others will reach RMB 3.7 billion, mainly for R&D facilities and information technology projects.

In 2019, adhering to the concept of innovative, coordinated, green, open and share development, we will continue to consolidate development foundation, focus on long term strategies and push forward high-quality development in an all-round way to achieve sound results.

6.
Management Discussion and Analysis
The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the Annual Report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

6.1
Consolidated Results of Operations
In 2018, the Company’s turnover and other operating revenues was RMB 2,891.2 billion, increased by 22.5% compared with that of 2017. The operating profit was RMB 82.3 billion, representing a year on year increase of 15.1%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2018	2017	Change (%)
	RMB million	RMB million

Turnover and other operating revenues	2,891,179	2,360,193	22.5
Turnover	2,825,613	2,300,470	22.8
Other operating revenues	65,566	59,723	9.8
Operating expenses	(2,808,915)	(2,288,723)	22.7
Purchased crude oil, product and operating supplies and expenses	(2,292,983)	(1,770,651)	29.5
Selling, general and administrative expenses	(65,642)	(64,973)	1.0
Depreciation, depletion and amortisation	(109,967)	(115,310)	(4.6)
Exploration expenses, including dry holes	(10,744)	(11,089)	(3.1)
Personnel expenses	(77,721)	(74,854)	3.8
Taxes other than income tax	(246,498)	(235,292)	4.8
Other operating expense, net	(5,360)	(16,554)	(67.6)

Operating profit	82,264	71,470	15.1
Net finance costs	1,001	(1,560)	(164.2)
Investment income and share of profits less losses from associates and joint ventures	15,845	16,787	(5.6)

Profit before taxation	99,110	86,697	14.3
Income tax expense	(20,213)	(16,279)	24.2

Profit for the year	78,897	70,418	12.0

Attributable to:
Shareholders of the Company	61,618	51,244	20.2
Non-controlling interests	17,279	19,174	(9.9)

(1)	Turnover and other operating revenues
In 2018, the Company’s turnover was RMB 2,825.6 billion, representing an increase of 22.8% over 2017. This was mainly attributed to the prices increase of major products. Meanwhile, sales volume also increased as a result of the Company’s efforts in bringing our advantages in distribution network into full play, constantly promoting targeted marketing, optimising allocation of internal and external resources and reinforcing market expansion.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2018 and 2017:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters)
	Year ended 31 December			Year ended 31 December
	2018	2017	Change (%)	2018	2017	Change (%)

Crude oil	6,595	6,567	0.4	3,100	2,390	29.7
Natural gas (million cubic meters)	24,197	22,529	7.4	1,400	1,290	8.5
Gasoline	88,057	83,933	4.9	7,870	6,941	13.4
Diesel	84,630	88,848	(4.7)	5,996	5,038	19.0
Kerosene	25,787	25,557	0.9	4,562	3,531	29.2
Basic chemical feedstock	40,520	35,964	12.7	5,488	4,855	13.0
Monomer and polymer for synthetic fibre	11,127	10,267	8.4	6,971	6,038	15.5
Synthetic resin	14,433	13,199	9.3	8,634	8,155	5.9
Synthetic fibre	1,314	1,304	0.8	9,712	8,556	13.5
Synthetic rubber	1,114	1,128	(1.2)	10,619	11,913	(10.9)
Chemical fertiliser	794	698	13.8	2,096	2,010	4.3

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2018, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 93.5 billion, an increase of 35.2% over 2017. The change was mainly due to the company seized opportunities of the prices increase in crude oil and natural gas to maintain steady crude oil production and rapidly expanded production of natural gas.

In 2018, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,557.9 billion (accounting for 53.9% of the Company’s turnover and other operating revenues), representing an increase of 17.6% over 2017, mainly due to the increase in petroleum products’ prices, as well as the Company actively coped with market challenge caused by resources oversupply, optimised production and operation with the market-oriented approach and maintained high utilisation rate. The sales revenue of gasoline, diesel and kerosene was RMB 1,318.1 billion, representing an increase of 17.6% over 2017, and accounting for 84.6% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 239.8 billion, representing an increase of 17.6% compared with 2017, accounting for 15.4% of the total sales revenue of petroleum products.

Chemical products sold by Chemicals Segment achieved external sales revenue of RMB 457.4 billion, representing an increase of 22.4% over 2017, accounting for 15.8% of the Company’s total turnover and other operating revenues. This was mainly due to the increase in price and sales volume of chemical products, which resulting from the Company seized good market opportunities and strengthened the coordination between production and marketing to positively expand market share and trading scale.

(2)	Operating expenses
In 2018, the Company’s operating expenses was RMB 2,808.9 billion, increased by 22.7% compared with 2017. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses was RMB 2,293.0 billion, representing an increase of 29.5% over the same period of 2017, accounting for 81.6% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 701.3 billion, representing an increase of 41.1% over the same period of 2017. Throughput of crude oil purchased externally in 2018 was 227.19 million tonnes (excluding the volume processed for third parties), representing an increase of 7.7% over the same period of 2017. The average cost of crude oil purchased externally was RMB 3,452 per tonne, representing an increase by 30.0% over 2017.

The Company’s purchasing expenses of refined oil products was RMB 355.5 billion, representing an increase of 18.3% over the same period of 2017. This was mainly due to the increase in prices of externally purchased refined oil products, which were in line with the increase in prices of crude oil.

The Company’s purchasing expense related to trading activities was RMB 655.4 billion, representing an increase of 30.1% over the same period of 2017. This was mainly due to the increase in prices of externally purchased crude oil and refined oil products in the trading business.

The Company’s other purchasing expenses was RMB 580.7 billion, representing an increase of 23.8% over the same period of 2017. This was mainly due to the increase in prices of externally purchased oil related products in line with the increase in prices of crude oil.

Selling, general and administrative expenses was RMB 65.6 billion, representing an increase of 1.0% over 2017 as a result of the increase in R&D expenses.

Depreciation, depletion and amortisation was RMB 110.0 billion, representing a decrease of 4.6% compared with 2017. That was mainly due to the Company reinforced efficient exploration, enhanced profit-oriented production of refined reservoir with an emphasis on increasing proved reserves of crude oil and natural gas. Meanwhile, its depreciation and depletion decreased as a result of the Company’s proved reserves increased in line with the increase in crude oil price.

Exploration expenses was RMB 10.7 billion, representing a decrease of 3.1% year on year. That was mainly due to the Company constantly reinforced the management of exploration investment, improved exploration success rate.

Personnel expenses was RMB 77.7 billion, representing an increase of 3.8% over 2017.

Taxes other than income tax was RMB 246.5 billion, representing an increase of 4.8% compared with 2017. That was mainly because of increased consumption tax as a result of the increase in the sales volume of refined oil products, as well as resource tax and special oil income levy increased resulting from increase in crude oil price.

Other operating expense, net was RMB 5.4 billion, decreased 67.6% over the same period of 2017. That was mainly due to the decrease in impairment during the year.

(3)
Operating profit was RMB 82.3 billion, representing an increase of 15.1% compared with 2017. Loss from upstream business greatly reduced and downstream business achieved good profit under the fierce market competition, as the Company persistently centralised on value-oriented operation, focused on improving asset quality, increasing asset efficiency, and upgrading asset structure.

(4)	Profit before taxation was RMB 99.1 billion, representing an increase of 14.3% compared with 2017.

(5)	Income tax expense was RMB 20.2 billion, representing an increase of 24.2% year on year, mainly due to the increase in profit and the decrease in exempt investment income.

(6)	Profit attributable to non-controlling interests was RMB 17.3 billion, representing an decrease of RMB 1.9 billion compared with 2017.

(7)	Profit attributable to shareholders of the Company was RMB 61.6 billion, representing an increase of 20.2% year on year.

6.2	Assets, Liabilities, Equity and Cash Flows
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)          Assets, liabilities and equityUnit: RMB million

	As at 31 December 2018	As at 31 December 2017	Change

Total assets	1,592,308	1,595,504	(3,196)
Current assets	504,120	529,049	(24,929)
Non-current assets	1,088,188	1,066,455	21,733
Total liabilities	735,773	742,614	(6,841)
Current liabilities	565,098	579,446	(14,348)
Non-current liabilities	170,675	163,168	7,507
Total equity attributable to shareholders of the Company	717,284	726,120	(8,836)
Share capital	121,071	121,071	—
Reserves	596,213	605,049	(8,836)
Non-controlling interests	139,251	126,770	12,481
Total equity	856,535	852,890	3,645

As of 31 December 2018, the Company’s total assets was RMB 1,592.3 billion, representing a decrease of RMB 3.2 billion compared with that of the end of 2017, of which:

Current assets was RMB 504.1 billion, representing a decrease of RMB 24.9 billion compared with that of the end of 2017, mainly becasue the financial assets at fair value through profit and loss and trade accounts receivable and bills receivable decreased by RMB 25.5 billion and RMB 19.8 billion respectively, as well as the prepayments and other current assets increased by RMB 13.1 billion.

Non-current assets was RMB 1,088.2 billion, representing an increase of RMB 21.7 billion as compared with that of the end of 2017. This was mainly due to the depreciation and depletion of property, plant and equipment decreased by RMB 33.0 billion, construction in progress increased by RMB 18.3 billion. Equity of associates and joint ventures increased by RMB 9.8 billion, deferred tax assets increased by RMB 6.6 billion, lease prepayments increased by RMB 6.0 billion, long-term prepayment and other assets increased by RMB 9.4 billion.

The Company’s total liabilities was RMB 735.8 billion, representing a decrease of RMB 6.8 billion compared with that of the end of 2017, of which:

Current liabilities was RMB 565.1 billion, representing a decrease of RMB 14.3 billion as compared with that of the end of 2017. This was mainly due to the short-term debts and loans from Sinopec Group decreased by RMB 19.5 billion, derivative financial liabilities and liabilities from contracts and other payables increased by RMB 10.9 billion and RMB 14.4 billion respectively, trade accounts payable and bills payable and taxes payable decreased by RMB 13.8 billion and RMB 6.3 billion respectively.

Non-current liabilities was RMB 170.7 billion, representing an increase of RMB 7.5 billion compared with that of the end of 2017. This was mainly due to long-term debts decreased by RMB 4.8 billion, provisions increased by RMB 2.8 billion, and other non-current liabilities increased by RMB 10.8 billion.

Total equity attributable to owners of the Company was RMB 717.3 billion, representing a decrease of RMB 8.8 billion compared with that of the end of 2017, which was mainly due to the capital reserve was RMB 596.2 billion, representing a decrease of RMB 8.8 billion. Minority interests was RMB 139.3 billion, representing an increase of RMB 12.5 billion.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2018 and 2017.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2018	2017

Net cash generated from operating activities	175,868	190,935
Net cash used in investing activities	(66,422)	(145,323)
Net cash used in financing activities	(111,260)	(56,509)

In 2018, the net cash generated from operating activities of the company was RMB 175.9 billion, representing a decrease of RMB 15.1 billion as compared with 2017. Of which: profit before taxation increased by RMB 12.4 billion, depreciation, depletion & amortization and assets impairment loss decreased by RMB 15.5 billion, accounts receivable and net change for other current assets decreased by RMB 30.1 billion, net change for inventory decreased by RMB 25.6 billion, accounts payable and net change for other current liabilities decreased by RMB 57.1 billion, and the paid income tax increased by RMB 13.0 billion as compared with 2017.

In 2018, the net cash used in investing activities was RMB 66.4 billion, representing a decrease of RMB 78.9 billion over 2017. Of which: capital expenditure increased by RMB 31.2 billion, income from the change of structured deposit increased by RMB 76.6 billion, outcome from in time deposit with maturities over three months decreased by RMB 30.5 billion.

In 2018, the net cash used in the Company’s financing activities was RMB 111.3 billion, representing an increase of cash out flow by RMB 54.8 billion over 2017. This was mainly due to the cash paid for dividends increased by RMB 35.1 billion, cash repayments of borrowings increased by RMB 13.9 billion, and distributions by subsidiaries to non-controlling interests increased by RMB 6.2 billion.

At the end of 2018, the cash and cash equivalents was RMB 111.9 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of the Annual Report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of the Annual Report.

(5)	Research & development and environmental expenditures
R&D expenditures occurred in the period including R&D expenses, expenditures for wildcat exploration, seismic data interpretation, and pilot demonstration project in upstream, expenditures for pilot test and relevant utilities of initial commercial trial in refining segment, as well as expenditures for research equipment. In 2018, the expenditures for R&D was RMB 12.876 billion, of which expense was RMB 7.96 billion (In 2017, the expenditures for R&D was RMB 11.533 billion, of which expense was RMB 6.423 billion).

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2018, the Company paid environmental expenditures of RMB 7.94 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of main fair values          Unit: RMB million

Items	End of last year	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Financial assets at fair value through profit or loss of the reporting period	51,196	51,196	25,732	885	—	—	Self-owned fund
Structured Deposit	51,196	51,196	25,550	880	—	—	—
Stock	—	—	182	5	—	—	—
Available for sale financial assets	178	—	—	—	—	—	—
Stock	178	—	—	—	—	—	—
Derivative financial instruments	(522)	(522)	1,584	191	—	—	Self-owned fund
Cash flow hedges	(1,617)	(1,617)	(7,268)	(1,978)	(12,500)	—	Self-owned fund
Other equity instruments investment	—	1,676	1,450	—	(53)	—	Self-owned fund
Total	49,235	50,733	21,498	(902)	(12,553)	—	—

6.3	Analysis of financial statements prepared under CASs

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Operating income
Exploration and Production Segment	200,191	157,505
Refining Segment	1,263,407	1,011,853
Marketing and Distribution Segment	1,446,637	1,224,197
Chemicals Segment	546,733	437,743
Corporate and Others	1,368,583	974,850
Elimination of inter-segment sales	(1,934,372)	(1,445,955)
Consolidated operating income	2,891,179	2,360,193

Operating (loss)/profit
Exploration and Production Segment	(11,557)	(47,399)
Refining Segment	53,703	64,047
Marketing and Distribution Segment	24,106	32,011
Chemicals Segment	25,970	22,796
Corporate and Others	(8,151)	(3,160)
Elimination of inter-segment sales	(3,634)	(1,655)
Financial expenses, investment income, gains/ (losses) from changes in fair value, asset disposal expense and other income	21,037	20,325
Consolidated operating profit	101,474	86,965
Net profit attributable to equity shareholders of the Company	63,089	51,119

Operating profit: In 2018, the operating profit of the Company was RMB 101.5 billion, representing an increase of RMB 14.5 billion as compared with 2017.

Net profit: In 2018, the net profit attributable to the equity shareholders of the Company was RMB 63.1 billion, representing an increase of RMB 12.0 billion or 23.4% comparing with 2017.

(2)	Financial data prepared under CASs

	As of 31	As of 31
	December 2018	December 2017	Change
	RMB million	RMB million

Total assets	1,592,308	1,595,504	(3,196)
Non-current liabilities	169,551	161,988	7,563
Shareholders’ equity	857,659	854,070	3,589

At the end of 2018, the Company’s total assets was RMB 1,592.3 billion, representing a decrease of RMB 3.2 billion compared with that of the end of 2017.

At the end of 2018, the Company’s non-current liabilities was RMB 169.6 billion, representing an increase of RMB 7.6 billion compared with that of the end of 2017.

At the end of 2018, the shareholders’ equity of the Company was RMB 857.7 billion, representing an increase of RMB 3.6 billion compared with that of the end of 2017.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on- year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	200,191	165,444	11.6	27.1	7.3	15.1
Refining	1,263,407	952,577	6.4	24.9	35.4	(2.2)
Marketing and Distribution	1,446,637	1,355,391	6.1	18.2	20.2	(1.5)
Chemicals	546,733	492,991	9.4	24.9	27.7	(1.7)
Corporate and Others	1,368,583	1,365,348	0.2	40.4	41.7	(1.0)
Elimination of inter-segment sales	(1,934,372)	(1,930,738)	N/A	N/A	N/A	N/A

Total	2,891,179	2,401,013	8.4	22.5	27.0	(1.5)

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

7.	Report of the Board of Directors

7.1	Proposals for dividend distribution
At the 5th meeting of the seventh session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.26 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.16 (tax inclusive) per share, the total dividend for the whole year is RMB 0.42 (tax included) per share.

The final cash dividend will be distributed on or before 21 June 2019 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 10 June 2019 (Monday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 3 June 2019 (Monday) for registration. The H shares register of members of Sinopec Corp. will be closed from 4 June 2019 (Tuesday) to 10 June 2019 (Monday) (both dates inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

7.2	Core competitiveness analysis
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company rank first in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys a strong technical.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

7.3	Major suppliers and customers
During this reporting period, the total value of the purchasing from the top five crude oil suppliers of the Company accounted for 46.6% of the total value of the crude oil purchasing by the Company, of which the total value of the purchasing from the largest supplier accounted for 14.8% of the total value of the crude oil purchasing by the Company.

The total sales value to the five largest customers of the Company in 2018 was RMB 231,305 million, accounted for 8% of the total sales value of the Company, of which the sales value to the connected party (Sinopec group) among the five largest customers was RMB 92,475 million, accounted for 3.2% of the total sales value for the year.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other four largest customers of the Company were independent third parties. There were no supplier, customer, employee or others that have a significant impact on the Company and on which the Company’s success depends.

8	Financial statements

8.1	Auditors’ opinion

Financial statements	□Unaudited	√ Audited
Auditors’ opinion	√ Standard unqualified opinion	□Not standard opinion

8.2	Financial Statements

8.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated and Parent Balance Sheets

Unit:RMB million

Items	At 31 December 2018		At 31 December 2017		At 1 January 2017
Assets	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Current assets
Cash at bank and on hand	167,015	82,879	165,004	92,545	142,497	98,250
Financial Assets held for trading	25,732	22,500	51,196	48,179	—	—
Derivative financial assets	7,887	—	526	—	762	—
Bills receivable and accounts receivable	64,879	30,145	84,701	37,766	63,486	38,803
Prepayments	5,937	2,488	4,901	4,429	3,749	3,454
Other receivables	25,312	57,432	15,941	63,820	24,834	45,643
Inventories	184,584	45,825	186,693	44,933	156,511	46,942
Other current assets	22,774	15,835	20,087	27,189	20,422	32,743
Total current assets	504,120	257,104	529,049	318,861	412,261	265,835

Non-current assets
Available-for-sale financial assets	—	—	1,676	395	11,408	297
Long-term equity investments	145,721	289,207	131,087	275,557	116,812	268,451
Other equity instrument investments	1,450	395	—	—	—	—
Fixed assets	617,812	302,082	650,920	329,814	690,594	373,020
Construction in progress	136,963	51,598	118,645	50,046	129,581	49,277
Intangible assets	103,855	8,571	97,126	8,340	85,023	7,913
Goodwill	8,676	—	8,634	—	6,353	—
Long-term deferred expenses	15,659	2,480	14,720	1,958	13,537	1,980
Deferred tax assets	21,694	11,021	15,131	6,834	7,214	—
Other non-current assets	36,358	9,145	28,516	10,690	25,826	10,952
Total non-current assets	1,088,188	674,499	1,066,455	683,634	1,086,348	711,890
Total assets	1,592,308	931,603	1,595,504	1,002,495	1,498,609	977,725

Unit:RMB million

	At 31 December 2018		At 31 December 2017		At 1 January 2017
Items	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	44,692	3,961	54,701	17,330	30,374	9,256
Derivative financial liabilties	13,571	967	2,665	—	4,472	—
Bills payable and accounts payable	192,757	84,418	206,535	86,604	180,129	78,548
Advances from customers	—	—	120,734	3,413	95,928	2,360
Contract liabilities	124,793	4,230	—	—	—	—
Employee benefits payable	7,312	4,294	7,162	4,854	1,618	312
Taxes payable	87,060	54,764	71,940	42,549	52,886	32,423
Other payables	77,463	119,514	89,028	143,274	75,164	113,841
Short-term debentures payable	—	—	—	—	6,000	6,000
Non-current liabilities due within one year	17,450	16,729	26,681	19,539	38,972	38,082
Total current liabilities	565,098	288,877	579,446	317,563	485,543	280,822

Non-current liabilities
Long-term loans	61,576	48,104	67,754	63,667	62,461	58,448
Debentures payable	31,951	20,000	31,370	20,000	54,985	36,000
Provisions	42,800	33,094	39,958	31,405	39,298	29,767
Deferred tax liabilities	5,948	—	6,466	—	7,661	505
Other non-current liabilities	27,276	4,332	16,440	2,591	16,136	2,607
Total non-current liabilities	169,551	105,530	161,988	117,663	180,541	127,327
Total liabilities	734,649	394,407	741,434	435,226	666,084	408,149

	At 31 December 2018		At 31 December 2017		At 1 January 2017
Items	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071	121,071	121,071
Capital reserve	119,192	68,795	119,557	68,789	119,525	68,769
Other comprehensive income	(6,774)	(485)	(4,413)	196	(932)	263
Specific reserve	1,706	989	888	482	765	393
Surplus reserves	203,678	203,678	199,682	199,682	196,640	196,640
Retained earnings	279,482	143,148	290,459	177,049	275,163	182,440
Total equity attributable to shareholders of the Company	718,355	537,196	727,244	567,269	712,232	569,576
Minority interests	139,304	—	126,826	—	120,293	—
Total shareholders’ equity	857,659	537,196	854,070	567,269	832,525	569,576
Total liabilities and shareholders' equity	1,592,308	931,603	1,595,504	1,002,495	1,498,609	977,725

Consolidated and Parent Income Statement

Unit:RMB million

	Year ended 31 December
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Operating income	2,891,179	1,058,493	2,360,193	857,478
Less: Operating costs	2,401,012	812,355	1,890,398	633,114
Taxes and surcharges	246,498	168,905	235,292	158,480
Selling and distribution expenses	59,396	3,078	56,055	2,670
General and administrative expenses	73,390	36,169	72,505	39,537
Research and development expenses	7,956	7,453	6,423	5,445
Financial expenses	(1,001)	1,029	1,560	2,642
Exploration expenses, including dry holes	10,744	9,796	11,089	10,614
Impairment losses	11,605	6,766	21,791	14,372
Credit impairment losses	141	42	—	—
Add: Other income	6,694	2,777	4,356	1,784
Investment income	11,428	28,336	19,060	38,058
Gains/(Losses) from changes in fair value	2,656	(20)	(13)	179
Asset disposal (expense)/income	(742)	12	(1,518)	(887)
Operating profit	101,474	44,005	86,965	29,738

Add: Non-operating income	2,070	599	1,317	474
Less: Non-operating expenses	3,042	1,687	1,709	725
Profit before taxation	100,502	42,917	86,573	29,487

Less: Income tax expense	20,213	2,960	16,279	(928)
Net profit	80,289	39,957	70,294	30,415

Classification by going concern:
Continuous operating net profit	80,289	39,957	70,294	30,415
Termination of net profit	—	—	—	—
Classification by ownership:
Equity shareholders of the Company	63,089	39,957	51,119	30,415
Minority interests	17,200	—	19,175	—
Basic earnings per share (RMB)	0.521	N/A	0.422	N/A
Diluted earnings per share (RMB)	0.521	N/A	0.422	N/A
Net profit	80,289	39,957	70,294	30,415

	Year ended 31 December
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Other comprehensive income
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	(53)	—	—	—
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method	(229)	(64)	1,053	(120)
Changes in fair value of available-for-sale financial assets	—	—	(57)	—
Cash flow hedges	(9,741)	(617)	(1,580)	53
Foreign currency translation differences	3,399	—	(3,792)	—
Total other comprehensive income	(6,624)	(681)	(4,376)	(67)
Total comprehensive income	73,665	39,276	65,918	30,348

Attributable to:
Equity shareholders of the Company	55,471	39,276	47,638	30,348
Minority interests	18,194	—	18,280	—

Consolidated and Parent Cash Flow Statement

Unit: RMB million

	Year ended 31 December
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	3,189,004	1,228,816	2,644,126	1,000,467
Refund of taxes and levies	1,681	1,481	2,158	1,304
Other cash received relating to operating activities	90,625	19,380	57,287	42,913
Sub-total of cash inflows	3,281,310	1,249,677	2,703,571	1,044,684

Cash paid for goods and services	(2,565,392)	(867,259)	(2,041,977)	(653,412)
Cash paid to and for employees	(77,048)	(41,770)	(68,260)	(37,054)
Payments of taxes and levies	(329,387)	(206,305)	(328,304)	(200,995)
Other cash paid relating to operating activities	(133,615)	(26,211)	(74,095)	(35,502)
Sub-total of cash outflows	(3,105,442)	(1,141,545)	(2,512,636)	(926,963)
Net cash flow from operating activities	175,868	108,132	190,935	117,721

	Year ended 31 December
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from investing activities:
Cash received from disposal of investments	56,546	65,930	4,729	18,919
Cash received from returns on investments	10,720	43,693	8,506	23,842
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	9,666	2,838	1,313	252
Other cash received relating to investing activities	87,696	28,724	52,304	23,270
Net cash received from disposal of subsidiaries and other business entities	11	—	80	1
Sub-total of cash inflows	164,639	141,185	66,932	66,284

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(103,014)	(54,792)	(70,948)	(37,139)
Cash paid for acquisition of investments	(39,666)	(40,169)	(57,627)	(66,913)
Other cash paid relating to investing activities	(85,193)	(28,759)	(82,392)	(30,116)
Net cash paid for the acquisition of subsidiaries and other business entities	(3,188)	—	(1,288)	—
Sub-total of cash outflows	(231,061)	(123,720)	(212,255)	(134,168)
Net cash flow from investing activities	(66,422)	17,465	(145,323)	(67,884)

Unit:RMB million
	Year ended 31 December
	2018		2017
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from financing activities:
Cash received from capital contributions	1,886	—	946	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,886	—	946	—
Cash received from borrowings	746,655	109,915	524,843	106,407
Other cash received relating to financing activities	190	—	—	—
Sub-total of cash inflows	748,731	109,915	525,789	106,407

Cash repayments of borrowings	(772,072)	(176,757)	(536,380)	(133,663)
Cash paid for dividends, profits distribution or interest	(87,483)	(71,944)	(45,763)	(38,392)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(13,700)	—	(7,539)	—
Other cash paid relating to financing activities	(436)	—	(155)	—
Sub-total of cash outflows	(859,991)	(248,701)	(582,298)	(172,055)
Net cash flow from financing activities	(111,260)	(138,786)	(56,509)	(65,648)
Effects of changes in foreign exchange rate	518	—	(353)	—
Net decrease in cash and cash equivalents	(1,296)	(13,189)	(11,250)	(15,811)

Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2017	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525
Change for the year
1. Net profit	—	—	—	—	—	51,119	51,119	19,175	70,294
2. Other comprehensive income	—	—	(3,481)	—	—	—	(3,481)	(895)	(4,376)
Total comprehensive income	—	—	(3,481)	—	—	51,119	47,638	18,280	65,918

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,042	(3,042)	—	—	—
– Distributions to shareholders	—	—	—	—	—	(32,689)	(32,689)	—	(32,689)
4. Transaction with minority interests	—	(13)	—	—	—	—	(13)	724	711
5. Distributions to minority interests	—	—	—	—	—	—	—	(12,501)	(12,501)
Total transactions with owners, recorded directly in shareholders’ equity	—	(13)	—	—	3,042	(35,731)	(32,702)	(11,777)	(44,479)
6. Net increase in specific reserve for the year	—	—	—	123	—	—	123	3	126
7. Others	—	45	—	—	—	(92)	(47)	27	(20)
Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070

Change in accounting policy	—	—	(12)	—	—	12	—	—	—

Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070

Change for the year
1. Net profit	—	—	—	—	—	63,089	63,089	17,200	80,289
2. Other comprehensive income	—	—	(7,618)	—	—	—	(7,618)	994	(6,624)
Total comprehensive income	—	—	(7,618)	—	—	63,089	55,471	18,194	73,665
Amounts transferred to cash flow hedge reserves initially recognised by hedged items:	—	—	5,269	—	—	—	5,269	—	5,269
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,996	(3,996)	—	—	—
– Distributions to shareholders	—	—	—	—	—	(67,799)	(67,799)	—	(67,799)
4. Transaction with minority interests	—	—	—	—	—	—	—	2,060	2,060
5. Contributions to subsidiaries from non-controlling interests	—	(12)	—	—	—	—	(12)	(299)	(311)
6. Distributions to minority interests	—	—	—	—	—	—	—	(7,476)	(7,476)
Total transactions with owners, recorded directly in shareholders’ equity	—	(12)	—	—	3,996	(71,795)	(67,811)	(5,715)	(73,526)
7. Net increase in specific reserve for the year	—	—	—	818	—	—	818	91	909
8. Others	—	(353)	—	—	—	(2,283)	(2,636)	(92)	(2,728)
Balance at 31 December 2018	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2017	121,071	68,769	263	393	196,640	182,440	569,576
Change for the year
1. Net profit	—	—	—	—	—	30,415	30,415
2. Other comprehensive income	—	—	(67)	—	—	—	(67)
Total comprehensive income	—	—	(67)	—	—	30,415	30,348

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,042	(3,042)	—
– Distributions to shareholders	—	—	—	—	—	(32,689)	(32,689)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	3,042	(35,731)	(32,689)
4. Net increase in specific reserve for the year	—	—	—	89	—	—	89
5. Others	—	20	—	—	—	(75)	(55)
Balance at 31 December 2017	121,071	68,769	196	482	199,682	177,049	567,269

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy	—	—	—	—	—	—	—
Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269
Change for the year
1. Net profit	—	—	—	—	—	39,957	39,957
2. Other comprehensive income	—	—	(681)	—	—	—	(681)
Total comprehensive income	—	—	(681)	—	—	39,957	39,276

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,996	(3,996)	—
– Distributions to shareholders	—	—	—	—	—	(67,799)	(67,799)
Total transactions with owners, recorded directly in shareholders' equity	—	—	—	—	3,996	(71,795)	(67,799)
4. Net increase in specific reserve for the year	—	—	—	507	—	—	507
5. Others	—	6	—	—	—	(2,063)	(2,057)
Balance at 31 December 2018	121,071	68,795	(485)	989	203,678	143,148	537,196

8.2.2	Statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Unit: RMB million

	Year ended 31 December
	2018	2017

Turnover and other operating revenues
Turnover	2,825,613	2,300,470
Other operating revenues	65,566	59,723
	2,891,179	2,360,193

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(2,292,983)	(1,770,651)
Selling, general and administrative expenses	(65,642)	(64,973)
Depreciation, depletion and amortisation	(109,967)	(115,310)
Exploration expenses, including dry holes	(10,744)	(11,089)
Personnel expenses	(77,721)	(74,854)
Taxes other than income tax	(246,498)	(235,292)
Other operating expense, net	(5,360)	(16,554)
Total operating expenses	(2,808,915)	(2,288,723)
Operating profit	82,264	71,470

Unit: RMB million

	Year ended 31 December
	2018	2017

Finance costs
Interest expense	(7,321)	(7,146)
Interest income	7,726	5,254
Foreign currency exchange gains, net	596	332
Net finance costs	1,001	(1,560)

Investment income	1,871	262
Share of profits less losses from associates and joint ventures	13,974	16,525

Profit before taxation	99,110	86,697
Income tax expense	(20,213)	(16,279)
Profit for the year	78,897	70,418

Attributable to:
Owners of the Company	61,618	51,244
Non-controlling interests	17,279	19,174
Profit for the year	78,897	70,418

Earnings per share:
Basic	0.509	0.423
Diluted	0.509	0.423

Consolidated Statement of Comprehensive Income

Unit: RMB million

	Year ended 31 December
	2018	2017

Profit for the year	78,897	70,418

Other comprehensive income:
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income	(53)	—
Total items that may not be reclassified subsequently to profit or loss	(53)	—
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive (income)/loss of associates and joint ventures	(229)	1,053
Available-for-sale securities	—	(57)
Cash flow hedges	(9,741)	(1,580)
Foreign currency translation differences	3,399	(3,792)
Total items that may be reclassified subsequently to profit or loss	(6,571)	(4,376)
Total other comprehensive income	(6,624)	(4,376)
Total comprehensive income for the year	72,273	66,042

Attributable to:
Shareholders of the Company	54,000	47,763
Non-controlling interests	18,273	18,279
Total comprehensive income for the year	72,273	66,042

Balance Sheet

Unit: RMB million

	At 31 December 2018		At 31 December 2017
	Consolidated	Parent	Consolidated	Parent

Non-current assets
Property, plant and equipment, net	617,762	302,048	650,774	329,814
Construction in progress	136,963	51,598	118,645	50,046
Goodwill	8,676	—	8,634	—
Investment in subsidiaries	—	251,970	—	245,156
Interest in associates	89,537	21,143	79,726	15,579
Interest in joint ventures	56,184	16,094	51,361	14,822
Available-for-sale financial assets	—	—	1,676	395
Financial assets at fair value through other comprehensive income	1,450	395	—	—
Deferred tax assets	21,694	11,021	15,131	6,834
Lease prepayments	64,514	7,101	58,526	6,916
Long-term prepayments and other assets	91,408	13,129	81,982	14,072
Total non-current assets	1,088,188	674,499	1,066,455	683,634

Current assets
Cash and cash equivalents	111,922	59,120	113,218	72,309
Time deposits with financial institutions	55,093	23,759	51,786	20,236
Financial assets at fair value through profit or loss	25,732	22,500	51,196	48,179
Derivatives financial assets	7,887	—	526	—
Trade accounts receivable and bills receivable	64,879	30,145	84,701	37,766
Dividends receivable	—	2,313	—	16,327
Inventories	184,584	45,825	186,693	44,933
Prepaid expenses and other current assets	54,023	73,442	40,929	79,111
Total current assets	504,120	257,104	529,049	318,861

	At 31 December 2018		At 31 December 2017
	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term debts	29,462	14,511	55,338	33,454
Loans from Sinopec Group Company and fellow subsidiaries	31,665	5,815	25,311	3,214
Derivatives financial liabilities	13,571	967	2,665	—
Trade accounts payable and bills payable	192,757	84,418	206,535	86,604
Contract liabilities	124,793	4,230	—	—
Other payables	166,151	178,936	276,582	194,291
Income tax payable	6,699	—	13,015	—
Total current liabilities	565,098	288,877	579,446	317,563
Net current liabilities	60,978	(31,773)	50,397	1,298
Total assets less current liabilities	1,027,210	642,726	1,016,058	684,932

Non-current liabilities
Long-term debts	51,011	27,200	55,804	40,442
Loans from Sinopec Group Company and fellow subsidiaries	42,516	40,904	43,320	43,225
Deferred tax liabilities	5,948	—	6,466	—
Provisions	42,800	33,094	39,958	31,405
Other long-term liabilities	28,400	5,310	17,620	3,613
Total non-current liabilities	170,675	106,508	163,168	118,685
	856,535	536,218	852,890	566,247

Equity
Share capital	121,071	121,071	121,071	121,071
Reserves	596,213	415,147	605,049	445,176
Total equity attributable to shareholders of the Company	717,284	536,218	726,120	566,247
Non-controlling interests	139,251	N/A	126,770	N/A
Total equity	856,535	536,218	852,890	566,247

8.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS (UNAUDITED)

(1)	Effects of major differences between the net profit under CASs and the profit for the year under IFRS are analysed as follows:

	Year ended 31 December
	2018	2017
Items	RMB million	RMB million

Net profit under CASs	80,289	70,294
Adjustments:
Government grants	56	110
Safety production fund	909	126
Others	(2,357)	(112)
Profit for the year under IFRS*	78,897	70,418

(2)	Effects of major differences between the shareholders’equity under CASs and the total equity under IFRS are analysed as follows:

	2018 31 December	2017 31 December
Items	RMB million	RMB million

Shareholders’ equity under CASs	857,659	854,070
Adjustments:
Government grants	(1,124)	(1,180)
Total equity under IFRS*	856,535	852,890

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2017 and 2018 which have been audited by PricewaterhouseCoopers.

8.3	Changes in accounting polices

√Applicable □Not applicable

(1)	Changes in significant accounting policies of CASs:

a)
MOF issued Cai Kuai [2018] No. 15 “Announcement of the revision of general enterprise financial statements format for 2018”. The Group has adopted the above guidelines to prepare the financial statements of 2018. The comparative financial statements of 2017 have been adjusted.

b)
MOF issued revised “No.14 Accounting Standard for Business Enterprises - Revenue” (“New Revenue Standard”) in 2017 and the New Revenue Standard was effective on 1 January 2018. In accordance with the New Revenue Standard, the Group adjusted the first year’s retained earnings and other related items of the financial statements according to the cumulative impact of the New Revenue Standard for the first time, while the comparative financial statements have not been restated. The Group has adopted the above standard to prepare the financial statements of 2018, while the comparative financial statements of 2017 have not been restated.

c)
MOF issued revised “No.22 Accounting Standards for Business Enterprises - Financial instruments: recognition and measurement”, revised “No.23 Accounting Standards for Business Enterprises - Transfer of financial assets”, revised “No.24 Accounting Standards for Business Enterprises - Hedging” and revised “No.37 Accounting Standards for Business Enterprises - Presentation of financial instruments” (collectively referred to as “New Financial Instruments Standards”). The New Financial Instruments Standards were effective on 1 January 2018. In accordance with the New Financial Instruments Standards, the Group classified and measured financial instruments (including impairment), involving comparative financial statements which are not consistent with the requirements of this standard and need not be adjusted. The difference between the original book value of the financial instrument and the new book value on the date of execution of the New Financial Instruments Standards shall be included in the retained earnings or other comprehensive income at the beginning financial statements. The Group has adopted the above guidelines to prepare financial statements of the year ended 31 December 2018, while the comparative figures for 2017 have not been restated.

‧
At 1 January 2018, the comparatives of classification and measurement in the Group’s financial statements between the New Financial Instruments Standards and the Financial Instruments Standards before revision are disclosed at Annual Report.

‧
The Group has adopted the simplified expected credit loss model for its receivables and contract assets, and the general expected credit loss model for receivables and contract assets carried at amortised. The Group assessed the loss allowance for receivables under the expected credit loss model on 1 January 2018, no significant difference compared with the loss allowance under accounting policies applied until 31 December 2017.

‧	The Group has applied the hedging accounting prospectively to the derivatives held for hedging purpose.

(2)	Changes in significant accounting policies in IFRS:

a)
The adoption of IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) from 1 January 2018 by the Group resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements.

‧
The Group has elected to apply the limited exemption in IFRS 9 relating to transition for classification and measurement and impairment, and accordingly has not restated comparative periods in the year of initial application:

‧
The Group has adopted the simplified expected credit loss model for its trade receivables and contract assets, as required by IFRS 9, and the general expected credit loss model for receivables and contract assets carried at amortised. The Group assessed the loss allowance for receivables under the expected credit loss model on 1 January 2018, no significant difference compared with the loss allowance under accounting policies applied until 31 December 2017;

‧	The Group has applied the hedging accounting prospectively to the derivatives held for hedging purpose.

b)
The adoption of IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) from 1 January 2018 by the Group resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements.

‧	The Group has elected to apply the simplified transition method, retrospectively with the cumulative effect of initially applying IFRS 15 as an adjustment to the balance on 1 January 2018.

‧	The Group has decided to reclassify contract assets and contract liabilities and present them as a separate line item in the balance sheet based on the significance of the item.

The adjustments arising from the new accounting policies are therefore recognised in the opening balance sheet on 1 January 2018, comparative figures have not been restated. The adoption of IFRS 9 and IFRS 15 has no significant impact on the Group’s financial statements

8.4	The Group has no material accounting errors during the reporting period.

8.5	Changes in the scope of consolidation as compared with those for last annual report

□Applicable √Not applicable

8.6	Notes on the financial statements prepared under IFRS

8.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, refined petroleum products, chemical products and natural gas.

	2018	2017
	RMB million	RMB million

Crude oil	519,910	421,585
Gasoline	711,236	600,113
Diesel	594,008	503,406
Basic chemical feedstock	250,884	205,722
Kerosene	168,823	115,739
Synthetic resin	124,618	107,633
Natural Gas	43,205	34,277
Synthetic fiber monomers and polymers	77,572	61,998
Others(i)	335,357	249,997
	2,825,613	2,300,470

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

8.6.2	Income tax expense

Income tax expense in the consolidated income statement represents:

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Current tax
Provision for the period	27,176	26,668
Adjustment of prior years	(719)	(72)
Deferred taxation	(6,244)	(10,317)
	20,213	16,279

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Year ended 31 December
	2018	2017
Item	RMB million	RMB million

Profit before taxation	99,110	86,697

Expected PRC income tax expense at a statutory tax rate of 25%	24,778	21,674
Tax effect of non-deductible expenses	2,351	1,905
Tax effect of non-taxable income	(5,033)	(5,939)
Tax effect of preferential tax rate (i)	(1,259)	(793)
Effect of income taxes at foreign operations	77	(1,394)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(779)	(613)
Tax effect of tax losses not recognised	609	1,485
Write-down of deferred tax assets	188	26
Adjustment of prior years	(719)	(72)
Actual income tax expense	20,213	16,297

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

8.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to ordinary shareholders of the Company of RMB 61,618 million (2017: RMB 51,244 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2018 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 61,618 million (2017: RMB 51,242 million) and the weighted average number of shares of 121,071,209,646 (2017: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Profit attributable to ordinary shareholders of the Company	61,618	51,244
After tax effect of emplyee share option scheme of Shanghai Petrochemical	—	(2)
Profit attributable to ordinary shareholders of the Company (diluted)	61,618	51,242

(ii)	Weighted average number of shares (diluted)

	Year ended 31 December
	2018	2017
	Number of shares	Number of shares

Weighted average number of shares at 31 December	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 31 December	121,071,209,646	121,071,209,646

8.6.4	Dividends

Dividends payable to shareholders of the Company attributable to the year represent:

	Year ended 31December
	2018	2017
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.16 per share (2017: RMB 0.10 per share)	19,371	12,107
Dividends declared after the balance sheet date of RMB 0.26 per share (2017: RMB 0.40 per share)	31,479	48,428
	50,850	60,535

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2018, the directors authorised to declare the interim dividends for the year ending 31 December 2018 of RMB 0.16 (2017: RMB 0.10) per share totaling RMB 19,371 million (2017: RMB 12,107 million). Dividends were paid on 12 September 2018.

Pursuant to a resolution passed at the director’s meeting on 22 March 2019, final dividends in respect of the year ended 31 December 2018 of RMB 0.26 (2017: RMB 0.40) per share totaling RMB 31,479 million (2017: RMB 48,428 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the year represent:

	Year ended 31December
	2018	2017
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the year of RMB 0.40 per share (2017: RMB 0.17 per share)	48,428	20,582

Pursuant to the shareholders’ approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares of 4 June 2018 was approved. All dividends have been paid in the year ended 31 December 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million according to total shares of 18 July 2017 was approved. All dividends have been paid in the year ended 31 December 2017.

8.6.5	Trade Accounts Receivable and Bills Receivable

	31 December	31 December
	2018	2017
	RMB million	RMB million

Amounts due from third parties	50,108	56,203
Amounts due from Sinopec Group Company and fellow subsidiaries	3,170	7,941
Amounts due from associates and joint ventures	4,321	4,962
	57,599	69,106
Less: Impairment losses for bad and doubtful debts	(606)	(612)
Trade accounts receivable, net	56,993	68,494
Bills receivable	7,886	16,207
	64,879	84,701

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million

Within one year	64,317	83,984
Between one and two years	353	573
Between two and three years	124	43
Over three years	85	101
	64,879	84,701

Impairment losses for bad and doubtful debts are analysed as follows:

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Balance at 1 January	612	683
Provision for the year	83	49
Written back for the year	(77)	(100)
Written off for the year	(19)	(21)
Others	7	1
Balance at 31 December	606	612

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are not past due. These receivables relate to a wide range of customers for whom there is no recent history of default.

8.6.6	Trade Accounts and Bills Payables

	31 December	31 December
	2018	2017
	RMB million	RMB million

Amounts due to third parties	170,818	177,224
Amounts due to Sinopec Group Company and fellow subsidiaries	9,142	13,350
Amounts due to associates and joint ventures	6,381	9,499
	186,341	200,073
Bills payable	6,416	6,462
Trade accounts and bills payables measured at amortised cost	192,757	206,535

The ageing analysis of trade accounts payables is as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million

Within 1 month or on demand	182,763	195,189
Between 1 month and 6 months	6,670	8,076
Over 6 months	3,324	3,270
	192,757	206,535

8.6.7	Segment Reporting

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group’s reportable segments is as follows:

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Turnover
Exploration and production
External sales	93,499	69,168
Inter-segment sales	95,954	77,804
	189,453	146,972

Refining
External sales	148,930	132,478
Inter-segment sales	1,109,088	874,271
	1,258,018	1,006,749

Marketing and distribution
External sales	1,408,989	1,191,902
Inter-segment sales	5,224	3,962
	1,414,213	1,195,864

Chemicals
External sales	457,406	373,814
Inter-segment sales	73,835	49,615
	531,241	423,429

Corporate and others
External sales	716,789	533,108
Inter-segment sales	650,271	440,303
	1,367,060	973,411
Elimination of inter-segment sales	(1,934,372)	(1,445,955)

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Turnover	2,825,613	2,300,470

Other operating revenues
Exploration and production	10,738	10,533
Refining	5,389	5,104
Marketing and distribution	32,424	28,333
Chemicals	15,492	14,314
Corporate and others	1,523	1,439
Other operating revenues	65,566	59,723
Turnover and other operating revenues	2,891,179	2,360,193

Result
Operating (loss)/profit
By segment
Exploration and production	(10,107)	(45,944)
Refining	54,827	65,007
Marketing and distribution	23,464	31,569
Chemicals	27,007	26,977
Corporate and Others	(9,293)	(4,484)
Elimination	(3,634)	(1,655)
Total segment operating profit	82,264	71,470

Share of profits from associates and joint ventures
Exploration and production	2,598	1,449
Refining	109	989
Marketing and distribution	3,155	2,945
Chemicals	6,298	9,621
Corporate and Others	1,814	1,521
Aggregate share of profits from associates and joint ventures	13,974	16,525

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Investment income
Exploration and production	(3)	40
Refining	315	28
Marketing and distribution	43	90
Chemicals	596	86
Corporate and Others	920	18
Aggregate investment income	1,871	262
Net finance costs	1,001	(1,560)
Profit before taxation	99,110	86,697

	At 31 December	At 31 December
	2018	2017
	RMB million	RMB million

Assets
Segment assets
Exploration and production	321,686	343,404
Refining	271,356	273,123
Marketing and distribution	317,641	309,727
Chemicals	156,865	158,472
Corporate and Others	152,799	170,045
Total segment assets	1,220,347	1,254,771

Interest in associates and joint ventures	145,721	131,087
Available-for-sale financial assets	—	1,676
Financial assets at fair value through other comprehensive income	1,450	—
Deferred tax assets	21,694	15,131
Cash and cash equivalents and time deposits with financial institutions	167,015	165,004
Other unallocated assets	36,081	27,835
Total assets	1,592,308	1,595,504

Liabilities
Segment liabilities
Exploration and production	94,170	99,568
Refining	103,809	101,429
Marketing and distribution	159,536	164,101
Chemicals	37,413	35,293
Corporate and Others	144,216	117,781
Total segment liabilities	539,144	518,172

Short-term debts	29,462	55,338
Income tax payable	6,699	13,015
Long-term debts	51,011	55,804
Loans from Sinopec Group Company and fellow subsidiaries	74,181	68,631
Deferred tax liabilities	5,948	6,466
Other unallocated liabilities	29,328	25,188
Total liabilities	735,773	742,614

	Year ended 31 December
	2018	2017
	RMB million	RMB million

Capital expenditure
Exploration and production	42,155	31,344
Refining	27,908	21,075
Marketing and distribution	21,429	21,539
Chemicals	19,578	23,028
Corporate and Others	6,906	2,398
	117,976	99,384

Depreciation, depletion and amortisation
Exploration and production	60,331	66,843
Refining	18,164	18,408
Marketing and distribution	16,296	15,463
Chemicals	13,379	12,873
Corporate and Others	1,797	1,723
	109,967	115,310

Impairment losses on long-lived assets
Exploration and production	4,274	13,556
Refining	353	1,894
Marketing and distribution	264	675
Chemicals	1,374	4,922
Corporate and Others	16	211
	6,281	21,258

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Year ended 31 December
	2018	2017
	RMB million	RMB million

External sales
Mainland China	2,119,580	1,758,365
Singapore	395,129	269,349
Others	376,470	332,479
	2,891,179	2,360,193

	31 December	31 December
	2018	2017
	RMB million	RMB million

Non-current assets
Mainland China	989,668	979,329
Others	50,892	48,572
	1,040,560	1,027,901

9.	Repurchase, Sales and Redemption of Shares
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

10.	Model Code for Securities Transactions by Directors
Each of the directors of Sinopec Corp. confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2018. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec personnel.

11.	Compliance with Corporate Governance Code
Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code as set out in Appendix 14 of the Hong Kong Listing Rules during the reporting period.

12.	Review of Annual Results
The annual results for the year ended 31 December 2018 have been reviewed with no disagreement by the audit committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors
Beijing, the PRC, 22 March 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Document 3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the form of proxy enclosed herewith to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNUAL GENERAL MEETING FOR THE YEAR 2018

The AGM will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 on 9:00 a.m. The Notice of the AGM is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the proxy forms enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the AGM (i.e. before 9:00 a.m. 8 May 2019 Hong Kong time). Completion and return of the proxy forms shall not preclude you from attending and voting in person at the AGM should you so wish.

24 March 2019

CONTENTS

Page
Definitions		1

Letter from the Board		2

I.	Introduction	2

II.	Proposed Amendments to the Articles of Association	3

III.	Recommendation of the Board	5

IV.	Annual General Meeting	5

Notice of the Annual General Meeting for the year 2018		6

— i —

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Amendments”	proposed amendments to the Articles of Association;

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holders of A Share(s);

“Annual General Meeting” / “AGM”	the annual general meeting of Sinopec Corp. for 2018 to be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 at 9:00 a.m.;

“Board”	the board of directors of Sinopec Corp.;

“Company” / “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Director(s)”	the director(s) of Sinopec Corp.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange and traded in Hong Kong dollars;

“H Shareholder(s)”	holders of H Share(s);

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“PRC” or “China”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of PRC;

“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholder(s)”	holder(s) of the Company’s Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Executive Directors:	Registered Office:
Ma Yongsheng	22 Chaoyangmen North Street
Ling Yiqun	Chaoyang District
Liu Zhongyun	Beijing 100728
PRC
Non-Executive Director:
Dai Houliang
Li Yunpeng
Yu Baocai
Li Yong

Independent Non-Executive Directors:
Tang Min Fan Gang
Cai Hongbin
Ng, Kar Ling Johnny

24 March 2019

To the Shareholders

ANNUAL GENERAL MEETING FOR THE YEAR 2018

I.	INTRODUCTION

Reference is made to the announcement published by the Company dated 22 March 2019 in relation to the proposed Amendments. The purpose of this circular is to provide you with further information in relation to the proposed resolutions at AGM to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM. For the details of the proposed resolutions at the AGM, please also refer to the AGM notice enclosed herewith this circular.

LETTER FROM THE BOARD

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Considering that the Chinese name of the promoter of the Company, “中國石油化工集團公司”, has been changed to “中國石油化工集團有限公司”, the Company proposes to amend corresponding article in the Articles of Association. In this regard,

Any references to “中國石油化工 集團公司” in the Chinese version of the Articles of Association, including Article 4, Article 20 and Article 21, shall all be changed from “中國石油化工 集團公司” to “中國石油化工集團有限公司”.

The details of the proposed Amendments are as follows, the English version of the Articles of Association will remain unchanged.

No. of Article	Original Article	Amended Article
Article 4
The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State. The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China (“PRC”), as evidenced by approval document “Approval in relation to the Agreement to Establish China Petroleum and Chemical Corporation” (Guo Jing Mao Qi Gai [2000] No. [154]). It is registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 February 2000 in the People’s Republic of China (The “China”, for the purpose of this Articles of Association and its appendices, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The Company’s business license number is: 100000000032985.

The promoter of the Company is: China Petrochemical Corporation.

The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State. The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China (“PRC”), as evidenced by approval document “Approval in relation to the Agreement to Establish China Petroleum and Chemical Corporation” (Guo Jing Mao Qi Gai [2000] No. [154]). It is registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 February 2000 in the People’s Republic of China (The “China”, for the purpose of this Articles of Association and its appendices, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The Company’s business license number is: 100000000032985.

The promoter of the Company is: China Petrochemical Corporation.

LETTER FROM THE BOARD

No. of Article	Original Article	Amended Article
Article 20
With the approval of the examination and approval department authorized by the State Council, the Company may issue 6,880,000 shares, all of which were issued to China Petrochemical Corporation, the promoter of the Company, representing 100% of the issued ordinary shares of the Company at that time, China Petrochemical Corporation satisfied its investment by valued assets, and such capital injection was duly made upon the establishment of the company.

With the approval of the examination and approval department authorized by the State Council, the Company may issue 6,880,000 shares, all of which were issued to China Petrochemical Corporation, the promoter of the Company, representing 100% of the issued ordinary shares of the Company at that time, China Petrochemical Corporation satisfied its investment by valued assets, and such capital injection was duly made upon the establishment of the company.

Article 21
The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001. The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing 78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign- invested H shares.

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001. The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign- invested H shares.

LETTER FROM THE BOARD

III.	RECOMMENDATION OF THE BOARD

The Board considers that the proposed resolutions as set out in the AGM notice are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the proposed resolutions at the AGM.

IV.	ANNUAL GENERAL MEETING

The AGM will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 on 9:00 a.m. Notice of convening the AGM is set out on pages 6 to 11 of this circular. Reply slip and form of proxy for use in connection with the AGM will be dispatched to Shareholders with this circular.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the proxy forms enclosed thereon in accordance with the instructions printed thereon as soon as possible. For H Shareholders, the proxy forms should be returned to the Company’s H Share Registrar, Hong Kong Registrar Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the AGM (i.e. before 9:00 a.m. 8 May 2019 Hong Kong time). Completion and return of the proxy forms will not preclude you from attending and voting in person at the AGM should you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Sinopec Corp. Board Secretariat by personal delivery, post or fax during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Friday, 19 April 2019. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending the AGM should they so wish.

Shareholders (or their proxies) shall vote by poll.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2018 will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for 2018.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2018.

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2018 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2018.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.26 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.16 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.42 (tax inclusive) per share for the year 2018.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2019.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2019, and to authorise the Board to determine their remunerations.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas bonds in RMB and/or foreign currency, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a director designated by the Chairman to carry out the above matters of registration and issuance.

From the date of authorisation by the annual general meeting of the Company for 2017 up to 22 March 2019, the Company has not used such authorisation to issue debt financing instrument.

This resolution will expire at the conclusion of the 2019 annual general meeting of Sinopec Corp after approved at the AGM.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 15 May 2018, the annual general meeting of the Company for 2017 had approved the granting of a general mandate to the Board (or the directors authorised by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 22 March 2019, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options, convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

Except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

9
To consider and approve the resolution in relation to the amendments to the Articles of Association and authorise the secretary to the Board to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for such amendments (including textual amendments in accordance with the requirements of the relevant regulatory authorities).

Resolutions 7, 8 and 9 are special resolutions.

Details of the resolutions are included in the circular and the notice of the AGM to be dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC

24 March 2019

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

Notes:

I.	Attendees of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 8 April 2019 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 8 April 2019.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. 8 May 2019 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. Board Secretariat during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Friday, 19 April 2019 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 9 April 2019 to Thursday, 9 May 2019 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contacts for the AGM is:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Attn: Yang Yubin
Telephone No.: (+86) 10 5996 9579
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form (Note 2)

Proxy Form for the Annual General Meeting for the year 2018

I (We)(note 1)

of

being the holder(s) of	H Share(s)(note 2) of RMB1.00 each of China

Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint of

(I.D. No.:	Tel. No.:	)/ the chairman of the

meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for 2018 (“AGM”) to be held at 9:00 a.m. on Thursday, 9 May 2019 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

2018 AGM
No.	By way of non-cumulative voting	For(note 4)	Against (note 4)
1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for 2018.
2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2018.
3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2018 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2018.
5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2019.
6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2019, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).
8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
9.
To consider and approve the resolution in relation to the amendments to the Articles of Association and authorise the secretary to the Board to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for such amendments (including textual amendments in accordance with the requirements of the relevant regulatory authorities).

Date:	2019	Signature(s):	(note 5)
Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolutions 7, 8 and 9 are special resolutions, the others are ordinary resolutions.
7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM (ie. before 9:00 a.m., 8 May 2019 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Reply Slip for the Annual General Meeting for the year 2018

I(We)(note 1)
being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for 2018 (the “AGM”) to be held at 9:00 a.m. on Thursday, 9 May 2019 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address

Tel. No.
Date (year/month/day)

Proposed questions list (a separate sheet can be appended)

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).

2.
The completed and signed reply slip should be delivered to Sinopec Corp. Board Secretariat in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Friday, 19 April 2019. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2018 will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Thursday, 9 May 2019 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for 2018.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2018.

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2018 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2018.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.26 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.16 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.42 (tax inclusive) per share for the year 2018.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2019.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2019, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas bonds in RMB and/or foreign currency, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a director designated by the Chairman to carry out the above matters of registration and issuance.

From the date of authorisation by the annual general meeting of the Company for 2017 up to 22 March 2019, the Company has not used such authorisation to issue debt financing instrument.

This resolution will expire at the conclusion of the 2019 annual general meeting of Sinopec Corp after approved at the AGM.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association of Sinopec Corp. (“Articles of Association”) and the The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 15 May 2018, the annual general meeting of the Company for 2017 had approved the granting of a general mandate to the Board (or the directors authorised by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 22 March 2019, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares of the Company, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options, convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

Except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

9.
To consider and approve the resolution in relation to the amendments to the Articles of Association and authorise the secretary to the Board to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for such amendments (including textual amendments in accordance with the requirements of the relevant regulatory authorities).

Resolutions 7, 8 and 9 are special resolutions.

Details of the resolutions are included in the circular and the notice of the AGM to be dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC

24 March 2019

Notes:

I.	Attendees of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 8 April 2019 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 8 April 2019.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. 8 May 2019 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. Board Secretariat during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Friday, 19 April 2019 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 9 April 2019 to Thursday, 9 May 2019 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contacts for the AGM is:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Attn: Yang Yubin
Telephone No.: (+86) 10 5996 9579
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Amendments to the Articles of Association

Considering that the Chinese name of promoter of China Petroleum & Chemical Corporation (the "Company"), "中國石油化工集團公司", has been changed to "中國石油化工集團有限公司", the Company proposes to amend corresponding article in the Articles of Association of the Company (the "Articles of Association"), (the "Amendments"). In this regard:,

Any references to "中國石油化工集團公司" in the Chinese version of the Articles of Association, including Article 4, Article 20 and Article 21, shall all be changed from "中國石油化工集團公司" to "中國石油化工集團有限公司". The English version of the Articles of Association will remain unchanged.

The Amendments are subject to the approval at the annual general meeting for the year 2018 of the Company (the "AGM"). A circular containing, among other things, details of the proposed Amendments and a notice of the AGM, will be despatched to the holders of H shares of the Company in due course.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng

Vice President, Secretary to the Board
Beijing, PRC
22 March 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 25, 2019